Filed by: Brookfield Infrastructure Corporation
(Commission File No. 001-39250)
and
Brookfield Infrastructure Partners L.P.
(Commission File No. 001-33632)
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Inter Pipeline Ltd.

No securities tendered to the Offer (as defined below) will be taken up until (a) more than 50% of the outstanding securities of the class sought (excluding those securities beneficially owned, or over which control or direction is exercised, by the Offeror or any person acting jointly or in concert with the Offeror) have been tendered to the Offer, (b) the minimum deposit period under the applicable securities laws has elapsed, and (c) any and all other conditions of the Offer have been complied with or waived, as applicable. If these criteria are met, the Offeror will take up securities deposited under the Offer in accordance with applicable securities laws and extend the Offer for an additional minimum period of 10 days to allow for further deposits of securities.

The information contained in this Offer to Purchase and Circular is not complete and may be changed. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Offer to Purchase and Circular is not an offer to sell these securities, and no person is soliciting an offer to buy these securities, nor shall there be any sale of these securities, in any jurisdiction where such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Shareholders (as defined below) in the United States should read the “Notice to Shareholders in the United States” on page xii of this Offer to Purchase and Circular.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment advisor, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor. If you have any questions or require assistance with tendering your shares, please contact Laurel Hill Advisory Group, the Information Agent and Depositary in connection to the Offer, by telephone at 1-877-452-7184 (North American Toll Free Number) or 1-416-304-0211 (outside North America) or by email at assistance@laurelhill.com. To keep current with further developments and information about the Offer, visit www.ipl-offer.com.

The Offer has not been approved or disapproved by any Securities Regulatory Authority (as defined below), nor has any Securities Regulatory Authority in any manner expressed an opinion or passed judgment upon the fairness or merits of the Offer, the securities offered pursuant to the Offer or the adequacy of the information contained in this document. Any representation to the contrary is an offence. Information has been incorporated by reference in this document from documents filed with securities commissions or similar authorities in Canada. Copies of the documents of Brookfield Infrastructure Partners L.P. incorporated herein by reference may be obtained on request without charge from the office of Brookfield Infrastructure Partners L.P.’s Corporate Secretary at 73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda, + 1 441 294 3309, and are also available electronically at www.sedar.com. Copies of the documents of Brookfield Infrastructure Corporation incorporated herein by reference may be obtained on request without charge from the office of Brookfield Infrastructure Corporation’s Corporate Secretary at 250 Vesey Street, 15th Floor, New York, NY 10281, +61 2-9158-5254, and are also available electronically at www.sedar.com.

Neither the U.S. Securities and Exchange Commission nor any U.S. state or Canadian provincial or territorial securities commission has approved or disapproved of the securities to be issued under this Offer to Purchase and Circular or determined that this Offer to Purchase and Circular is truthful or complete. Any representation to the contrary is a criminal offense.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws (as defined herein) of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

February 22, 2021

OFFER TO PURCHASE

all of the outstanding Common Shares of

INTER PIPELINE LTD.

by BISON ACQUISITION CORP.

for consideration per Common Share, at the choice of each holder, of

(i) $16.50 in cash (the “Cash Consideration”); or

(ii) 0.206 of a Brookfield Infrastructure Corporation (“BIPC”) class A exchangeable subordinate voting share

(the “Share Consideration”),

subject, in each case, to pro-ration as set out herein

Bison Acquisition Corp. (the “Offeror”) hereby offers to purchase (the “Offer” or “Offer to Purchase”), on the terms and subject to the conditions of the Offer, all of the issued and outstanding common shares (the “Common Shares”) of Inter Pipeline Ltd. (“IPL”), together with the associated rights (the “SRP Rights”) issued and outstanding under the Shareholder Rights Plan (as defined herein) of IPL, including any Common Shares that may become issued and outstanding after the date of the Offer but prior to the Expiry Time (as defined herein) upon any exercise, exchange or conversion of securities of IPL into Common Shares (other than pursuant to the SRP Rights).

The Offer is open for acceptance until 5:00 p.m. (Mountain Standard Time) on June 7, 2021 (the “Expiry Time”), unless the Offer is extended, accelerated or withdrawn by the Offeror in accordance with its terms.

The Information Agent for the Offer is:

Laurel Hill Advisory Group

North American Toll Free Phone: 1-877-452-7184

Outside of North America: 1-416-304-0211

E-mail: assistance@laurelhill.com

The Consideration

Under the Offer, each holder of Common Shares (each a “Shareholder” and collectively, the “Shareholders”) may choose to receive either (i) the Cash Consideration for each Common Share held or (ii) the Share Consideration for each Common Share held, subject, in each case, to pro-ration as set out herein. The exchange ratio for the Share Consideration has been calculated based on the closing price of the class A exchangeable subordinate voting shares of BIPC (the “BIPC Shares”) on February 10, 2021, the last trading day prior to the announcement of the Offeror’s intention to make this Offer. Shareholders may choose to receive Cash Consideration for some of their Common Shares and Share Consideration for their remaining Common Shares, subject, in each case, to pro-ration as set out herein. The total amount of cash available under the Offer is limited to $4.9 billion. The total number of BIPC Shares available under the Offer is limited to 19,040,258, subject to any adjustments to account for rounding (based on the number of Common Shares outstanding as disclosed on the Toronto Stock Exchange (“TSX”) website1). The issuance of the BIPC Shares as the Share Consideration is subject to receipt of customary approvals from the TSX and the New York Stock Exchange (“NYSE”).

An investment in the BIPC Shares offered in the Share Consideration pursuant to the Offer involves certain risks. For a discussion of risk factors you should consider in evaluating the Share Consideration, refer to Section 25 of this Offer to Purchase and Circular, “Risk Factors”.

Premium Offer

The BIPC Shares are listed on each of the TSX and the NYSE under the symbol “BIPC”. The closing price of BIPC Shares on February 10, 2021, the last trading day prior to the Offeror announcing its intention to make the Offer, was $79.97 on the TSX and US$62.91 on the NYSE and the closing price of the BIPC Shares on February 19, 2021 was $77.72 on the TSX and US$61.66 on the NYSE. The Common Shares are listed on the TSX under the symbol “IPL”. The Offer delivers a 28% premium to IPL’s 30-day volume-weighted average share price of $13.07 as of February 10, 2021, the last trading day prior to the Offeror announcing its intention to make the Offer, and a 23% premium over IPL’s closing price of $13.40 as of that date.

A Shareholder depositing Common Shares will be deemed to have deposited all SRP Rights associated with such Common Shares. No additional payment will be made for the SRP Rights and no part of the consideration to be paid by the Offeror will be allocated to the SRP Rights. See Section 1 of the Offer to Purchase, “The Offer”.

Conditions

The Offer is conditional upon the specified conditions being satisfied or, where permitted, waived at 5:00 p.m. (Mountain Standard Time) on June 7, 2021 or such earlier or later time during which Common Shares may be deposited under the Offer, excluding the mandatory 10-day extension period or any extension thereafter, which include: (i) there having been validly deposited under the Offer and not withdrawn that number of Common Shares, together with the associated SRP Rights, representing more than 50% of the outstanding Common Shares, excluding those Common Shares beneficially owned, or over which control or direction is exercised, by

[1]	Source: https://www.money.tmx.com/en/quote/IPL as at February 19, 2021.

i

the Offeror or any Non-Independent Shareholder (as defined herein), which is a statutory non-waivable condition; (ii) there having been validly deposited under the Offer and not withdrawn that number of Common Shares, together with the associated SRP Rights, which represent together with the Common Shares held by the Offeror Group (as defined herein) at the Expiry Time, at least 66 2⁄3% of the outstanding Common Shares (on a Fully-Diluted Basis, as defined herein); (iii) the Offeror having determined, in its sole judgment, that there does not exist and there shall not have occurred or been publicly disclosed since the date of the Offer, a Material Adverse Effect (as defined herein); and (iv) certain regulatory approvals having been obtained and/or waiting periods expired, including the Competition Act Approval (as defined herein), Transportation Act Approval (as defined herein) and, if required, the HSR Approval (as defined herein), the Danish Competition Approval (as defined herein) and the Swedish Competition Approval (as defined herein), each as more particularly described herein. These and other conditions of the Offer are described in Section 4 of the Offer to Purchase, “Conditions of the Offer”. The Offer is not subject to any due diligence condition, financing condition or Brookfield shareholder approval condition.

Advisors

The Offeror has engaged Laurel Hill Advisory Group to act as information agent (in such capacity, the “Information Agent”) and depositary (in such capacity, the “Depositary”) for the Offer. BMO Nesbitt Burns Inc. (“BMO Capital Markets”) and Barclays Capital Canada Inc. have been engaged to act as financial advisor to the Offeror.

Acceptance of the Offer

Shareholders who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on YELLOW paper) and deposit it, at or prior to the Expiry Time, together with Certificate(s) (as defined herein), including any DRS advices, representing their Common Shares and all other required documents, with the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may accept the Offer by following the procedures for: (i) book-entry transfer of Common Shares set out in Section 3 of the Offer to Purchase, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, or (ii) guaranteed delivery set out in Section 3 of the Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the accompanying Notice of Guaranteed Delivery (printed on PINK paper), a manually executed facsimile thereof or CDS online letter of guarantee option.

Shareholders whose Common Shares are registered in the name of an investment dealer, bank, trust company or other intermediary should immediately contact that intermediary for assistance if they wish to accept the Offer, in order to take the necessary steps to be able to deposit such Common Shares under the Offer. Intermediaries likely have established tendering cut-off times that are prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

Questions and requests for assistance may be directed to the Information Agent, whose contact details are provided above and on the back cover of this document. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Information Agent and Depositary and are available at www. ipl-offer.com or on SEDAR at www.sedar.com. Website addresses are provided for informational purposes only and no information contained on, or accessible from, such websites are incorporated by reference herein unless expressly incorporated by reference.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror or the Depositary and the Information Agent.

Shareholders should be aware that during the period of the Offer, the Offeror or any of its affiliates may, directly or indirectly, bid for and make purchases of Common Shares as permitted by applicable Law. See Section 12 of the Offer to Purchase, “Market Purchases and Sales of Common Shares”.

All cash payments under the Offer will be made in Canadian dollars.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary or if they make use of the services of a Soliciting Dealer (as defined herein), if any, to accept the Offer. However, an investment advisor, stock broker, bank, trust company or other intermediary through whom you own your Common Shares may charge a fee to tender any such Common Shares on your behalf. You should consult your investment advisor, stock broker, bank, trust company or other intermediary to determine whether other charges will apply.

This Offer to Purchase and Circular incorporates by reference important business and financial information about Brookfield Infrastructure Partners L.P. that is contained in its filings with the U.S. Securities and Exchange Commission (the “SEC”) but which is not included in, or delivered with, this Offer to Purchase and Circular. This information is available on the SEC’s website at www.sec.gov and from other sources. Brookfield Infrastructure Partners L.P. will make copies of this information available to you without charge upon your written or oral request to the office of Brookfield Infrastructure Partners L.P.’s Corporate Secretary at 73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda, + 1 441 294 3309. In order to receive timely delivery of these documents, you must make such a request no later than five business days before the then-scheduled expiration date of the Offer. This deadline is currently May 31, 2021 because the expiration date of the Offer is June 7, 2021, but the actual deadline will be different if the Offer is extended.

v

SUMMARY

The following is a summary only and is qualified in its entirety by the detailed provisions contained in the Offer to Purchase and Circular. Shareholders should read the Offer to Purchase and Circular in its entirety. Certain capitalized and other terms used in this Summary are defined in the Glossary.

The Offer

Under the Offer, each Shareholder may choose to receive either (i) the Cash Consideration for each Common Share held or (ii) the Share Consideration for each Common Share held, subject, in each case, to pro-ration as set out herein. Shareholders may choose to receive Cash Consideration for some of their Common Shares and Share Consideration for their remaining Common Shares, subject, in each case, to pro-ration as set out herein. The total amount of cash available under the Offer is limited to $4.9 billion and the total number of BIPC Shares available under this Offer is limited to 19,040,258, subject to any adjustments to account for rounding.

The Offeror

The Offeror has been established by BIF IV, a private fund managed by Brookfield Asset Management Inc., for the purposes of making the Offer as described herein. BIF IV is Brookfield’s latest flagship global infrastructure fund, and has total equity commitments of US$20 billion. Brookfield Infrastructure is the largest limited partner in BIF IV and will participate in the Offer both through its interest in BIF IV and alongside BIF IV on a co-investment basis through contribution of the BIPC Shares.

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, essential, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. It is focused on assets that have contracted and regulated revenues that generate predictable and stable cash. Investors can access its portfolio either through BIP, a listed Bermuda-based limited partnership, or BIPC, a listed Canadian corporation. Each BIPC Share has been structured with the intention of providing an economic return equivalent to one BIP Unit.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management Inc., a global alternative asset manager with approximately US$600 billion of assets under management.

The principal executive office of BIP is located at 73 Front Street, 5th Floor, Hamilton, Bermuda HM 12. Its telephone number is +1 (441) 294-3309. The principal executive office of BIPC is located at 250 Vesey Street, 15th Floor, New York, New York, USA 10281. Its telephone number is +1 (212) 417-7000.

For further information regarding Brookfield Infrastructure, BIP and BIPC, visit BIP’s website at www.bip.brookfield.com/ or refer to BIP’s or BIPC’s filings with applicable Securities Regulatory Authorities in Canada, which may be obtained through SEDAR at www.sedar.com.

IPL

IPL is a major petroleum transportation, storage and natural gas liquids processing business based in Calgary, Alberta, Canada. The Common Shares are listed on the TSX under the symbol “IPL”. The principal executive office of IPL is located at 3200, 215 — 2nd Street SW, Calgary, Alberta T2P 1M4. Its telephone number is +1 (403) 290-6000.

For further information regarding IPL, refer to IPL’s filings with applicable Securities Regulatory Authorities in Canada, which may be obtained through SEDAR at www.sedar.com.

Reasons to Accept the Offer

The Offeror believes that the Offer represents a full and fair price and provides a compelling opportunity for Shareholders to maximize the value of their investment in IPL today. Shareholders will benefit from both (i) the receipt of a premium and (ii) the opportunity to participate in the future growth of a well-known Canadian corporation with a globally diversified portfolio of high-quality infrastructure assets.

Shareholders should consider the following factors, among others, in determining whether to accept the Offer.

Financial and Strategic Benefits of the Transaction

The Offeror believes that the Offer is in the best interests of IPL and the Shareholders and that Shareholders should have the opportunity to determine what is best for their investment. Brookfield has a long-term reputation as a responsible acquiror and owner of large-scale infrastructure companies, and believes that the Offer is compelling for IPL, its Shareholders and its various stakeholders for the following key reasons:

Significant Premium to both IPL’s Recent Trading Levels and IPL’s Analyst Consensus Estimates

•	23% premium to the closing price of $13.40 per Common Share on February 10, 2021, the last trading day prior to announcement of this Offer.

•	28% premium to the 30-day volume-weighted average share price of $13.07 per Common Share for the period ended February 10, 2021.

•

10% premium to research analyst forward-looking share price targets, which averaged $14.98 per Common Share on February 10, 2021, as well as a significant premium to the trading levels of IPL’s relevant Canadian midstream comparable companies.

Immediate Catalyst to Surface Value in a Security that has Significantly Underperformed in the Public Equity Markets

•

IPL’s share price performance continues to lag behind its peers, and its credit profile continues to be challenged, despite a strong recovery in global equity markets and a return of commodity prices to pre-COVID levels.

•

To date, IPL has incurred significant capital expenditures in excess of budget and timeline delays related to the construction of the Heartland Petrochemical Complex. This resulted in IPL incurring high leverage levels, which increased its financial risk profile in the eyes of rating agencies. On March 31, 2020, S&P downgraded its issuer credit rating on IPL to ‘BBB-’ from ‘BBB+’ with a negative outlook, lowered its issue-level rating on IPL’s then $3.325 billion of senior unsecured notes to ‘BBB-’ from ‘BBB+’, and lowered the issue-level rating on IPL’s subordinated notes to ‘BB’ from ‘BBB-’. Further, S&P stated: “The downgrade reflects considerably weaker financial performance than our previous forecast, depressed commodity prices, and heightened capital spending for the ambitious Heartland Petrochemical Complex”.

•	In March 2020, IPL cut its dividend by 72%. Brookfield is not aware that any of IPL’s Canadian Infrastructure Peers have resorted to cutting its dividend over the past 20 years.

•

IPL has significantly underperformed the broader market and has the lowest 1-year and 5-year total shareholder returns among its Canadian Infrastructure Peers (which are noted below). IPL’s dramatic dividend cut, elevated financial risks, and deteriorated credit ratings have all contributed to IPL’s significant share price underperformance.

Note: Total return figures shown as at February 10, 2021. Canadian Infrastructure Peers are Enbridge Inc., Gibson Energy Inc., Keyera Corp., Pembina Pipeline Corporation, and TC Energy Corporation.

Note: Total return figures shown as at February 10, 2021.

Opportunity for Immediate Liquidity at a Compelling Valuation

•

The Offer represents a compelling valuation and an opportunity to realize a significant premium today. In the absence of the Offer, Shareholders will continue to be exposed to significant risks in respect of the Heartland Petrochemical Complex including potential for further construction delays, cost overruns, and time to fully commercialize the project, as demonstrated by the lack of communicated contracting progress to date.

•

The ability of IPL to meaningfully improve its financial profile and resume dividend growth is going to take time. Start-up for the integrated Heartland Petrochemical Complex is not expected until early 2022, assuming no further delays, and establishing a stable operating history and commercial profile may require an incremental 6 — 12 month timeline to late 2022 or early 2023. Additionally, rating agencies will no doubt expect IPL to responsibly decrease leverage levels sufficiently before revisiting the dividend level. A return to IPL’s historical dividend level is not anticipated by the market within the next two years.

•

The accelerating importance of environmental, social and governance (“ESG”) principles has directed investor funds flow away from carbon intensive industries creating a permanent head-wind for the energy sector. This changing sentiment has increased the cost of capital for publicly listed energy infrastructure companies such as IPL. As such, Brookfield believes the Offer provides Shareholders an enhanced opportunity to surface value at a time when capital is exiting the sector.

•

For Shareholders seeking immediate liquidity, the Offer provides Shareholders the option to elect to receive all of their consideration in cash, subject to an aggregate limit of approximately $4.9 billion, representing 76.2% of the Offer’s total consideration.

Note: Represents run-rate dividend yield over time. Canadian Infrastructure Peers are Enbridge Inc., Gibson Energy Inc., Keyera Corp., Pembina Pipeline Corporation, and TC Energy Corporation.

Opportunity to Participate in Brookfield Infrastructure’s World-Class Infrastructure Platform

•

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. Its business model generates high-quality cash flows and is underpinned by critical infrastructure assets with high barriers to entry, characterized as having:

•	Stable underlying cash flows — 95% regulated or contracted

•	Highly diversified business — 8 asset classes across four continents

•	High margins and strong cash conversion — 85%+ cash conversion

•	Recession resistant attributes — 65% of the business not subject to volume risk

•

Brookfield Infrastructure has a strong track record of prudently utilizing leverage while maintaining strong credit ratings and improving cost of capital for its businesses. BIP is currently rated BBB+ by S&P.

•	BIP has delivered ~ 10% annual distribution growth and an 18% annualized total return since inception.

•

Shareholders have the option to elect to receive all of their consideration in BIPC Shares (subject to pro-ration as set out herein), representing an equity interest in a large-scale, global infrastructure company with a long-term track record of delivering compelling returns to Shareholders. Each BIPC Share is intended to provide its holder with an economic return that is equivalent to that of a BIP Unit.

x

Total Returns Over Time

	1 Year	3 Year	5 Year	10 Year
IPL (TSX)	-35%	-25%	-9%	59%
BIP (NYSE)	11%	65%	226%	522%
S&P 500 Index	19%	58%	136%	261%
S&P/TSX Composite	7%	35%	78%	81%

Note: Total return figures shown as at February 10, 2021.

Brookfield Infrastructure is Uniquely Positioned to Support IPL as a Private Company Through the Environmental Social & Governance Focused Transition

•

Brookfield recognizes that ESG sentiment among public investors is evolving at an unprecedented pace as increasing amounts of invested capital shift to ESG themed investments as governments implement new legislation seeking carbon neutrality and net zero emissions targets. Brookfield believes that IPL, as part of a larger, more diversified enterprise, will benefit from Brookfield’s proven operating capabilities, its leading renewable energy platform as well as stewardship around ESG transition investing.

•	Under Brookfield’s ownership, IPL will continue to operate as an independent company, based in Calgary, where Brookfield has been a longstanding investor with over US$10 billion of assets under management across its real estate and property portfolio, its existing infrastructure investments as well as several private equity investments that service the energy sector.

•

The Offeror believes that IPL should be owned and operated as a private company with a strong financial sponsor. Brookfield has been a patient private capital investor for over 120 years, and has typically found the private capital arena to best align with the practicalities of managing and appropriately valuing a business such as IPL.

This Offer has been unanimously approved by the Offeror’s board of directors and is not subject to any due diligence condition, financing condition or Brookfield shareholder or other approval conditions.

The Offeror expects that the Offer would be completed in the second quarter of 2021, subject to receipt of all necessary Regulatory Approvals.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

In connection with the Offer, BIP and BIPC have filed with the SEC a Registration Statement on Form F-4, which contains a prospectus relating to the Offer. SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS, AS EACH BECOMES AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFEROR, IPL AND THE OFFER. Materials filed with the SEC will be available electronically without charge at the SEC’s website at www.sec.gov and the materials will be posted on BIP’s website at www.brookfield.com/infrastructure. The financial statements included herein have been prepared in accordance with IFRS, and thus may not be comparable to financial statements of U.S. companies.

Shareholders in the United States should be aware that the disposition of their Common Shares and the acquisition of BIPC Shares by them as described herein may have tax consequences both in the United States and in Canada. Shareholders should be aware that owning BIPC Shares may subject them to tax consequences both in the United States and in Canada. Such consequences for Shareholders who are resident in, or citizens of, the United States may not be described fully herein and such Shareholders are encouraged to consult their tax advisors. See Section 18 of the Offer to Purchase and Circular, “Certain Canadian Federal Income Tax Considerations” and Section 19 of the Offer to Purchase and Circular, “Certain United States Federal Income Tax Considerations”.

The enforcement by Shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of the Offeror, BIP, BIPC and IPL is formed under the laws of a non-U.S. jurisdiction, that some or all of their respective officers and directors may reside outside of the United States, that some or all of the experts named herein may reside outside of the United States and that all or a substantial portion of the assets of the Offeror, BIP, BIPC, IPL and such persons may be located outside the United States. Shareholders in the United States may not be able to sue the Offeror, BIP, BIPC or IPL or their respective officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

THE SHARE CONSIDERATION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFER TO PURCHASE AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

In accordance with applicable law, rules and regulations of the United States, Canada or its provinces or territories, including Rule 14e-5 under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), the Offeror or its affiliates and any advisor, broker or other person acting as the agent for, or on behalf of, or in concert with the Offeror or its affiliates, directly or indirectly, may bid for, make purchases of or make arrangements to purchase Common Shares or certain related securities outside the Offer, including purchases in the open market at prevailing prices or in private transactions at negotiated prices. Such bids, purchases or arrangements to purchase may be made during the period of the Offer and through the expiration of the Offer. Any such purchases will be made in compliance with applicable laws, rules and regulations. To the extent information about such purchases or arrangements to purchase is made public in Canada, such information will be disclosed by means of a press release or other means reasonably calculated to inform Shareholders in the United States of such information.

The Offer is being made for the securities of a Canadian company that does not have securities registered under Section 12 of the U.S. Exchange Act. Accordingly, the Offer is not subject to Section 14(d) of the

U.S. Exchange Act, or Regulation 14D promulgated by the SEC thereunder. The Offer is being conducted in accordance with Section 14(e) of the U.S. Exchange Act and Regulation 14E promulgated thereunder.

CURRENCY

All references to “$” in this Offer to Purchase and Circular mean Canadian dollars, except where otherwise indicated. On February 19, 2021, the Bank of Canada daily exchange rate for U.S. dollars was $1.00 = US$0.7928.

The following table sets forth, for each of the periods indicated, the end-of-period daily exchange rate, the average daily exchange rate and the high and low daily exchange rates of one Canadian dollar in exchange for one U.S. dollar, as quoted by the Bank of Canada.

	Nine Months Ended September 30,	Year Ended December 31,
	2020 (US$)	2020 (US$)	2019 (US$)
High	0.7710	0.7863	0.7699
Low	0.6898	0.6898	0.7353
Average	0.7391	0.7461	0.7537
End of Period	0.7497	0.7854	0.7699

RISK FACTORS

An investment in the BIPC Shares, the BIP Units underlying the BIPC Shares and the acceptance of the Offer are subject to certain risks. In assessing the Offer, Shareholders should carefully consider the risks described in this Offer to Purchase and Circular. Such risks may not be the only risks applicable to the Offer, the Offeror, BIPC or BIP. Additional risks and uncertainties not presently known by the Offeror, BIPC or BIP or that the Offeror, BIPC or BIP currently believe are not material may also materially and adversely impact the successful completion of the Offer or the business, operations, financial condition, financial performance, cash flows, reputation or prospects of each of the Offeror, BIPC or BIP, respectively. See Section 25 of this Offer to Purchase and Circular, “Risk Factors”.

INFORMATION CONTAINED IN THE OFFER TO PURCHASE AND CIRCULAR

Certain information contained in this document has been taken from or is based on documents that are expressly referred to in this document. All summaries of, and references to, documents that are specified in this document as having been filed, or that are contained in documents specified as having been filed, on SEDAR or with the SEC are qualified in their entirety by reference to the complete text of those documents as filed, or as contained in documents filed, under the Offeror’s profile at www.sedar.com. Shareholders are urged to read carefully the full text of those documents, which may also be obtained on request without charge from the Information Agent at assistance@laurelhill.com or by telephone: 1-877-452-7184 (North American Toll Free Number) or 1-416-304-0211 (outside North America).

As of the date of this Offer, the Offeror has not had access to the non-public books and records of IPL and the Offeror is not in a position to independently assess or verify certain of the information in IPL’s publicly filed documents, including its financial statements. IPL has not reviewed this Offer to Purchase and Circular and has not confirmed the accuracy and completeness of the information in respect of IPL contained herein. As a result, all historical information regarding IPL included herein, including all IPL financial information, and all pro forma financial information reflecting the pro forma effects of a combination of the Offeror and IPL, has been derived, by necessity, from IPL’s public reports and securities filings as of February 19, 2021. While the Offeror has no reason to believe that such publicly filed information is inaccurate or incomplete, the Offeror does not assume any responsibility for the accuracy or completeness of any such information. See Section 25 of the Circular, “Risk Factors – Risk Factors Related to the Offer and the Offeror – The Offeror has been unable to independently verify the accuracy and completeness of IPL information in the Offer to Purchase and Circular”. None of IPL’s public reports or securities filings are or have been incorporated by reference into this Offer to Purchase and Circular.

This document does not generally address the income tax consequences of the Offer to Shareholders in any jurisdiction outside Canada or the United States. Shareholders in a jurisdiction outside Canada or the United States should be aware that the disposition of the Common Shares may have tax consequences which may not be described herein. All Shareholders, including Shareholders outside Canada and the United States, should consult their own tax advisors with respect to tax considerations applicable to them.

Unless the context otherwise requires, all references in this Offer to Purchase and Circular to the “Offeror”, “we”, “us” and “our” mean the Offeror. Certain figures herein may not add due to rounding.

Information contained in this document is given as of February 19, 2021, unless otherwise specifically stated.

AVAILABILITY OF DISCLOSURE DOCUMENTS

Each of BIP and BIPC is a reporting issuer or the equivalent in all of the provinces and territories of Canada and files its continuous disclosure documents with the applicable Securities Regulatory Authorities. Such documents are available under BIP’s and BIPC’s respective profiles at www.sedar.com. BIP and BIPC are also subject to the reporting requirements of the U.S. Exchange Act and file certain documents with the SEC. Such documents may be obtained by visiting the SEC’s website at www.sec.gov.

FORWARD-LOOKING INFORMATION

Certain statements contained in Section 5 of the Circular, “Reasons to Accept the Offer”, Section 6 of the Circular, “Purpose of the Offer”, Section 9 of the Circular, “Source of Funds” and Section 13 of the Circular, “Acquisition of Common Shares Not Deposited”, in addition to certain statements contained elsewhere in this document or incorporated by reference herein, contain “forward-looking information” and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and is therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. Often, but not always, forward-looking information can be identified by the use of forward-looking words such as “believes”, “plans”, “expects”, “intends” and “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward- looking information contained in this Offer to Purchase and Circular includes, but is not limited to, statements relating to the following items: expectations relating to the Offer and information concerning the Offeror’s plans for IPL in the event the Offer is successful; the satisfaction or waiver of the conditions to consummate the Offer; the results, effects and timing of the Offer and completion of any Compulsory Acquisition or Subsequent Acquisition Transaction (each as defined herein); expectations regarding the process and timing for obtaining Regulatory Approvals (as defined herein); the tax treatment of Shareholders; intentions to amalgamate IPL with the Offeror or a subsidiary of the Offeror following or as part of any Compulsory Acquisition or Subsequent Acquisition Transaction; intentions to delist the Common Shares and to cause IPL to cease to be a reporting issuer if permitted under applicable Law; the anticipated effects of the Offer and expected benefits of tendering to the Offer, both to the Offeror and to the Shareholders; and the anticipated strategic, operational and financial benefits that may result from the Offeror’s acquisition of IPL.

Although the Offeror believes that the expectations reflected by the forward-looking statements presented in this Offer to Purchase and Circular are reasonable, the Offeror’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Offeror about itself and IPL and the businesses in which they operate. Information used in developing forward-looking statements has been acquired from various sources, including third party consultants, suppliers and regulators, among others. The material assumptions used to develop forward-looking statements include, but are not limited to: the Offeror will receive the Regulatory Approvals on the timelines and in the manner currently anticipated; the other conditions of the Offer will be satisfied on a timely basis in accordance with their terms; the anticipated benefits of the Offer will materialize; IPL’s public disclosure is accurate and that IPL has not failed to publicly disclose any material information respecting IPL, its business, operations, assets, material agreements, or otherwise; there will be no material changes to government and environmental regulations adversely affecting the Offeror’s or IPL’s operations; and the impact of the current economic climate and financial, political and industry conditions on the Offeror’s operations, including its financial condition and asset value, will remain consistent with the Offeror’s current expectations. All figures and descriptions provided in this Offer to Purchase and Circular related to the Offer, including those around consideration, reasons to accept the Offer, the potential benefits to the Shareholders and expected pro forma effects, are based on and assume the following: (a) the Offeror’s and IPL’s respective liquidity, debt, credit ratings, debt costs and assets, will not change from what was the case on February 19, 2021, in the case of the Offeror, and from what the Offeror has ascertained from IPL’s public filings on SEDAR up to and including February 19, 2021, in the case of IPL; (b) 429,219,175 Common Shares issued and outstanding immediately prior to the date of the Offer; (c) that all of the Common Shares are tendered to the Offer pursuant to the terms thereof; and (d) no other Common Shares or BIPC Shares are issued before the successful completion of the Offer. Assumptions have also been made with respect to the timing of commissioning and start-up of the Offeror’s capital projects and future foreign exchange and interest rates. Although the Offeror believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate.

Because actual results or outcomes will differ, and could differ materially, from those expressed in any forward-looking statements, Shareholders should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause the Offeror’s actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements and information. In particular, there are certain risks related to the consummation of the Offer and the business and operations of the Offeror (including the business and operations that are currently being conducted and undertaken by the Offeror and those that will be conducted and undertaken by the Offeror upon consummation of the Offer) including, but not limited to, the risk of failure to satisfy the conditions to the Offer (including obtaining the Regulatory Approvals) and the risk that the anticipated benefits of the Offer may not be realized. In addition, Shareholders are cautioned that the actual results of the Offeror following the successful completion of the Offer, may differ materially from the expectations expressed herein as a result of a number of additional risks and uncertainties. For a further discussion regarding the risks related to the Offer and the Offeror, see Section 25 of the Circular, “Risk Factors”. Some of these risks, uncertainties and other factors are similar to those faced by other infrastructure companies and some are unique to the Offeror. The BIP Annual Report (as defined herein) for the year ended December 31, 2019, the BIPC Annual Report (as defined herein) for the year ended December 31, 2020 and other documents filed by each of BIP and BIPC with Securities Regulatory Authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) further describes risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

New factors emerge from time to time and it is not possible for management of the Offeror to predict all of such factors and to assess in advance the impact of each such factor on the Offeror’s or IPL’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Offeror’s course of action would depend upon management’s assessment of the future considering all information available to it at the relevant time. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable securities Laws, the Offeror undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

QUESTIONS AND ANSWERS ABOUT THE OFFER

The following are some of the questions that you, as a Shareholder, may have about the Offer and the answers to those questions. The information contained in these questions and answers is a summary only and is not meant to be a substitute for the more detailed description and information contained elsewhere in the Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. Shareholders are urged to read the Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery in their entirety. Terms defined in the Glossary and not otherwise defined in these questions and answers have the respective meanings given to them in the Glossary, unless the context otherwise requires. Cross-references have been included in these questions and answers to other sections of the Offer to Purchase and Circular where you will find more complete descriptions of the topics mentioned below.

Unless otherwise indicated, the information concerning IPL contained herein and in the Offer to Purchase and Circular has been taken from or based upon publicly available documents and records on file with the Securities Regulatory Authorities and other public sources. Although the Offeror has no knowledge that would indicate any statements contained herein and in the Offer to Purchase and Circular and taken from or based on such information are untrue or incomplete, none of the Offeror or any of its officers or directors assumes any responsibility for the accuracy or completeness of such information or for any failure by IPL to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offeror.

Who is making the Offer?

The Offeror has been established by BIF IV, a private fund managed by Brookfield Asset Management Inc., for the purposes of making the Offer as described herein. BIF IV is Brookfield’s latest flagship global infrastructure fund, and has total equity commitments of US$20 billion. Brookfield Infrastructure is the largest limited partner in BIF IV and will participate in the Offer both through its interest in BIF IV and alongside BIF IV on a co-investment basis through contribution of the BIPC Shares.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management Inc., a global alternative asset manager with approximately US$600 billion of assets under management, and is a leading global infrastructure company that owns and operates high-quality, essential, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. It is focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows, Investors can access Brookfield Infrastructure’s portfolio either through BIP, a listed Bermuda-based exempted limited partnership, or BIPC, a listed Canadian corporation.

BIPC is a corporation existing under the laws of the Province of British Columbia. BIPC was established by Brookfield Infrastructure as a vehicle to own and operate certain infrastructure assets on a global basis. Specifically, its operations consist principally of the ownership and operation of a regulated gas transmission system in Brazil and of regulated distribution operations in the United Kingdom, but upon Brookfield’s recommendation and allocation of opportunities to BIPC, it intends to seek acquisition opportunities in other sectors with similar attributes. Brookfield Infrastructure’s current operations consist of utilities, transport, midstream and data businesses in North and South America, Europe and Asia Pacific. BIP’s registered office is located at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda. BIPC’s head office is located at 250 Vesey Street, 15th Floor, New York NY 10281 and its registered office is located at 1055 West Georgia Street Suite 1500, P.O Box 11117, Vancouver, British Columbia, V6E 4N7.

The BIPC Shares are listed for trading on each of the TSX and the NYSE under the symbol “BIPC” and the BIP Units are listed for trading on the TSX under the symbol “BIP.UN” and on the NYSE under the symbol “BIP”.

Each BIPC Share has been structured with the intention of providing an economic return equivalent to one BIP Unit. Each of BIPC and BIP is a reporting issuer or the equivalent in each of the provinces and territories of Canada. BIPC was created to provide investors with greater flexibility in how they access Brookfield Infrastructure’s globally diversified portfolio of high-quality infrastructure assets.

See Section 1 of the Circular, “The Offeror”.

What is the Offeror proposing?

We are offering to purchase, on the terms and subject to the conditions of the Offer, all of the issued and outstanding Common Shares, together with the associated SRP Rights, including, without limitation, any Common Shares (and the associated SRP Rights) that may become issued and outstanding after the date of the Offer and before the Expiry Time.

A Shareholder depositing Common Shares will be deemed to have deposited all SRP Rights associated with such Common Shares. No additional payment will be made for the SRP Rights and no part of the consideration to be paid by the Offeror will be allocated to the SRP Rights.

See Section 1 of the Offer to Purchase, “The Offer”.

What would I receive in exchange for each of my Common Shares?

We are offering, at each Shareholder’s choice, (i) the Cash Consideration, which is $16.50 in cash per Common Share or (ii) the Share Consideration, which is 0.206 of a BIPC Share per Common Share, subject, in each case, to pro-ration as set out herein. The exchange ratio for the Share Consideration has been calculated based on the closing price of the BIPC Shares on February 10, 2021, the last trading day prior to the announcement of the Offeror’s intention to make this Offer. Shareholders may choose to receive Cash Consideration for some of their Common Shares and Share Consideration for their remaining Common Shares, subject, in each case, to pro-ration as set out herein. The total amount of cash available under the Offer is limited to $4.9 billion. The total number of BIPC Shares available under the Offer is limited to 19,040,258, subject to any adjustments to account for rounding (based on the number of Common Shares outstanding as disclosed on the TSX website2).

See Section 1 of the Offer to Purchase, “The Offer”, and U.S. Shareholders should see “Notice to Shareholders in the United States” above.

Why should I accept the Offer?

The Offeror believes that the Offer represents a full and fair price and provides a compelling opportunity for Shareholders to maximize the value of their investment in IPL today. Shareholders will benefit from both (i) the receipt of a premium and (ii) the opportunity to participate in the future growth of Brookfield Infrastructure.

See Section 5 of the Circular, “Reasons to Accept the Offer”.

What are some of the most significant conditions of the Offer?

The Offer is conditional upon the specified conditions being satisfied or, where permitted, waived at 5:00 p.m. (Mountain Standard Time) on June 7, 2021 or such earlier or later time during which Common Shares may be deposited under the Offer, excluding the mandatory 10-day extension period or any extension thereafter, which include: (i) there having been validly deposited under the Offer and not withdrawn that number of Common Shares, together with the associated SRP Rights, representing more than 50% of the outstanding Common

[2]	Source: https://www.money.tmx.com/en/quote/IPL as at February 19, 2021.

Shares, excluding those Common Shares beneficially owned, or over which control or direction is exercised, by the Offeror or any Non-Independent Shareholder, which is a non-waivable condition; (ii) there having been validly deposited under the Offer and not withdrawn that number of Common Shares, together with the associated SRP Rights, which represent together with the Common Shares held by the Offeror Group at the Expiry Time, at least 66 2⁄3% of the outstanding Common Shares (on a Fully-Diluted Basis); (iii) the Offeror having determined, in its sole judgment, that there does not exist and there shall not have occurred or been publicly disclosed since the date of the Offer, a Material Adverse Effect; and (iv) certain Regulatory Approvals having been obtained and/or waiting periods expired, including Competition Act Approval, Transportation Act Approval and, if required, the HSR Approval, the Danish Competition Approval and the Swedish Competition Approval as more particularly described herein.

All conditions of the Offer other than the Statutory Minimum Condition (as defined herein) may be waived by the Offeror.

See Section 4 of the Offer to Purchase, “Conditions of the Offer” for all of the conditions of the Offer. Furthermore, see Section 15 of the Circular, “Regulatory Matters” for a summary of the principal Regulatory Approvals required in connection with the Offer. The Offer is not subject to any due diligence condition, financing condition or Brookfield shareholder approval condition. Notwithstanding any other provision of the Offer, but subject to applicable Law, we will have the right to withdraw the Offer or extend the Offer, and shall not be required to take up and pay for any Common Shares deposited under the Offer, unless the conditions described in Section 4 of the Offer to Purchase, “Conditions of the Offer”, are satisfied or waived at or prior to the Expiry Time.

Does the Offeror believe that the necessary Regulatory Approvals to complete the Offer will be received?

We believe that the Offer will receive all requisite Regulatory Approvals within the initial deposit period (as defined herein). A summary of the regulatory approvals required in connection with the Offer can be found in Section 15 of the Circular, “Regulatory Matters”.

What is the Offeror’s source of funding for the Cash Consideration?

The Offeror’s obligation to purchase the Common Shares deposited under the Offer is not subject to any financing condition.

The maximum amount of cash payable under the Offer, and the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, as applicable, will be $4.9 billion. The Offeror will finance the cash payable under the Offer through committed funds available to it as a subsidiary of BIF IV. Pursuant to subscription agreements signed by the limited partners of BIF IV, BIF IV has obtained firm funding commitments in an amount not less than the Maximum Cash Consideration.

See Section 9 of the Circular, “Source of Funds”.

Why is the Offeror making the Offer?

We are making the Offer because we want to acquire control of IPL and ultimately acquire all of the Common Shares. If the conditions of the Offer are satisfied or waived at the Expiry Time the Offeror will take up and pay for the Common Shares validly deposited under the Offer and intends to acquire any Common Shares not deposited under the Offer through a Compulsory Acquisition, if available, or to propose a Subsequent Acquisition Transaction, in each case for consideration per Common Share equal in value to and in the same form as the consideration paid by the Offeror per Common Share under the Offer. The exact timing and details of any such transaction will depend upon a number of factors, including, without limitation, the number of Common Shares acquired pursuant to the Offer.

How long do I have to decide whether to tender into the Offer and can that time be accelerated?

The Offer is open for acceptance until the Expiry Time, which is 5:00 p.m. (Mountain Standard Time) on June 7, 2021, unless we extend, accelerate or withdraw the Offer in accordance with its terms. We will not amend the Offer to cause the Expiry Time to occur earlier than 35 days following the date of the Offer. If the Statutory Minimum Condition is satisfied and the other conditions of the Offer are satisfied or waived such that we take up the Common Shares deposited under the Offer, we will make a public announcement of the foregoing matters and extend the period during which Common Shares may be deposited and tendered to the Offer for a period of not less than 10 days after the date of such announcement. See Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”.

The initial deposit period (as defined herein) under the Offer may be shortened in the following circumstances, subject to a minimum deposit period of at least 35 days from the date of the Offer: (i) if IPL issues a deposit period news release (as defined herein) in respect of either the Offer or another offeror’s take-over bid that stipulates a deposit period of less than 105 days, we may vary the terms of the Offer to shorten the initial deposit period to at least the number of days from the date of the Offer as stated in the deposit period news release; or (ii) if IPL issues a news release announcing that it has agreed to enter into, or determined to effect, an Alternative Transaction (as defined herein), we may vary the terms of the Offer to shorten the initial deposit period to at least 35 days from the date of the Offer. In either case, we may vary the terms of the Offer by shortening the initial deposit period to a shorter period consistent with applicable Law.

Can the Offer be extended and, if so, under what circumstances?

Yes. We may elect, in our sole discretion, to extend the Offer from time to time. If we take up any Common Shares under the Offer, the Offer will be extended and remain open for the deposit of Common Shares for not less than 10 days from the date on which Common Shares are first taken up. If IPL issues a deposit period news release or announces that it has agreed to enter into, or determined to effect, an Alternative Transaction, we reserve the right to accelerate the Expiry Time and to shorten the initial deposit period to a shorter period consistent with applicable Law.

In accordance with applicable Law, if we are obligated to take up such Common Shares, we will extend the period during which Common Shares may be deposited under the Offer for a mandatory 10-day extension period following the expiry of the initial deposit period and may extend the deposit period after such mandatory 10-day extension period for Optional Extension Periods (as defined herein). We will take up and pay for Common Shares deposited under the Offer during the mandatory 10-day extension period and any Optional Extension Period not later than 10 days after such deposit. See Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”.

If we extend or accelerate the Offer, we will notify the Depositary and publicly announce such extension or acceleration and, if required by applicable Law, mail you a copy of the notice of variation. See Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”.

How do I tender my Common Shares?

To accept the Offer you may deliver any Certificate(s) representing your Common Shares together with a properly completed and duly executed Letter of Transmittal (printed on YELLOW paper), and all other required documents to the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. Manually executed, completed Letters of Transmittal may be email scanned or faxed, if accompanied with DRS advices. Detailed instructions are contained in the Letter of Transmittal that accompanies the Offer. See Section 3 of the Offer to Purchase, “Manner of Acceptance — Letter of Transmittal”.

If your Common Shares are registered in the name of an investment dealer, bank, trust company or other intermediary, you should immediately contact that intermediary for assistance if you wish to accept the

Offer in order to take the necessary steps to be able to deposit such Common Shares under the Offer as they will be different from that noted above. Intermediaries likely have established tendering cut-off times that are prior to the Expiry Time. You must instruct your broker or other intermediary promptly if you wish to tender.

If you wish to deposit your Common Shares under the Offer and any Certificate(s) representing such Common Shares are not immediately available, or if the Certificate(s) and all other required documents cannot be provided to the Depositary at or prior to the Expiry Time, such Common Shares nevertheless may be validly deposited under the Offer in compliance with the procedures for guaranteed delivery using the accompanying Notice of Guaranteed Delivery (printed on PINK paper) or CDS online letter of guarantee option. See Section 3 of the Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

You may also accept the Offer by following the procedures for book-entry transfer detailed in this Offer to Purchase and Circular and have your Common Shares tendered by your intermediary through CDS, provided such procedures are completed prior to the Expiry Time.

You should contact the Information Agent or a broker or dealer for assistance in accepting the Offer and in depositing your Common Shares with the Depositary. To keep current with further developments and information about the Offer, visit www.ipl-offer.com.

Laurel Hill Advisory Group, the Information Agent and Depositary, can be contacted by telephone at 1-877-452-7184 (North American Toll Free Number) or 1-416-304-0211 (outside North America) or by email at assistance@laurelhill.com.

Will I have to pay any fees or commissions?

No fee or commission will be payable if you accept the Offer by depositing your Common Shares directly with the Depositary or if you make use of the services of a Soliciting Dealer, if any, to accept the Offer. However, an investment advisor, stock broker, bank, trust company or other intermediary through whom you own your Common Shares may charge a fee to tender any such Common Shares on your behalf. You should consult your investment advisor, stock broker, bank, trust company or other intermediary to determine whether other charges will apply.

When will the Offeror pay for deposited Common Shares?

If all of the conditions of the Offer described in Section 4 of the Offer to Purchase, “Conditions of the Offer”, have been satisfied or waived by us at or prior to the Expiry Time, we will take up and pay for Common Shares validly deposited under the Offer and not properly withdrawn. Any Common Shares will be taken up immediately after the initial deposit period for the Offer, and we will pay for Common Shares taken up as soon as possible but in any event not later than three business days (as defined herein) after taking up the Common Shares.

In accordance with applicable Law, if we are obligated to take up such Common Shares, we will extend the period during which Common Shares may be deposited under the Offer for a mandatory 10-day extension period following the expiration of the initial deposit period and may extend the deposit period for Optional Extension Periods. We will take up and pay for Common Shares deposited under the Offer during the mandatory 10-day extension period and any Optional Extension Period not later than 10 days after such deposit.

See Section 6 of the Offer to Purchase, “Take-Up of and Payment for Deposited Common Shares”.

Will I be able to withdraw previously tendered Common Shares?

You may withdraw Common Shares you deposit under the Offer:

(a)	at any time before the deposited Common Shares have been taken up by the Offeror under the Offer;

(b)	if the deposited Common Shares have not been paid for by the Offeror within three business days after the Common Shares have been taken up by the Offeror under the Offer; or

(c)	at any time before the expiration of 10 days from the date upon which either:

(i)

a notice of change relating to a change which has occurred in the information contained in the Offer to Purchase or the Circular, or any notice of change or notice of variation, in either case, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror unless it is a change in a material fact relating to the BIPC Shares), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer, or

(ii)

a notice of variation concerning a variation in the terms of the Offer (other than a variation in the terms of the Offer consisting solely of an increase in the consideration offered for the Common Shares under the Offer and an extension of the time for deposit to not later than 10 days after the date of the notice of variation or a variation in the terms of the Offer after the expiry of the initial deposit period consisting of either an increase in the consideration offered for the Common Shares or an extension of the time for deposit to not later than 10 days from the date of the notice of variation), is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders or other forms of relief as may be granted by applicable courts or Governmental Entities) and only if such deposited Common Shares have not been taken up by the Offeror at the date of the notice.

See Section 7 of the Offer to Purchase “Withdrawal of Deposited Common Shares”.

How do I withdraw previously tendered Common Shares?

To withdraw previously tendered Common Shares, you must send a notice of withdrawal to the Depositary prior to the occurrence of certain events and within the time periods set forth in Section 7 of the Offer to Purchase, “Withdrawal of Deposited Common Shares”. The notice must contain the specific information outlined in Section 7 of the Offer to Purchase.

If your stockbroker, dealer, bank or other intermediary has tendered Common Shares on your behalf and you wish to withdraw such Common Shares, you must arrange for such intermediary to timely withdraw such securities.

What are the IPL Board’s obligations in connection with the Offer?

Under Canadian securities Laws, a directors’ circular must be prepared and sent to Shareholders no later than 15 days from the date of commencement of the Offer. The directors’ circular must include: (i) a recommendation to accept or reject the Offer, and the reasons for the recommendation of the IPL Board; (ii) a statement that the IPL Board is unable to make or is not making a recommendation, and the reasons for not making a recommendation; or (iii) a statement that the IPL Board is considering the Offer and advising Shareholders not to deposit under the Offer until they receive further information from the IPL Board, provided that the IPL Board must communicate to Shareholders a recommendation to accept or reject the Offer or the decision that it is unable to make, or is not making, a recommendation, together with the reasons for the recommendation or decision, at least seven days before the scheduled expiry of the initial deposit period (as defined herein).

How will Canadian residents and non-residents of Canada be taxed for Canadian income tax purposes?

Generally, a Shareholder who (i) is, or is deemed to be, resident in Canada, (ii) deals at arm’s length with the Offeror and IPL, (iii) is not affiliated with the Offeror or IPL, (iv) holds the Common Shares as capital property, and who sells such shares to the Offeror under the Offer will realize a capital gain (or capital loss) equal to the amount by which the aggregate fair market value of the cash, and/or BIPC Shares received, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to the Shareholder of such Common Shares disposed of under the Offer.

Generally, a Shareholder who is not, and is not deemed to be resident in Canada and who does not use or hold, and is not deemed to use or hold, their Common Shares in a business carried on in Canada will not be subject to tax in Canada in respect of any capital gain realized on the sale of Common Shares to the Offeror under the Offer, unless those shares constitute “taxable Canadian property” to such Shareholder within the meaning of the Tax Act (as defined herein) and that gain is not otherwise exempt from tax under the Tax Act pursuant to an exemption contained in an applicable income tax treaty.

The foregoing is a brief summary of certain Canadian federal income tax consequences and is qualified in its entirety by Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”, which provides a summary of the principal Canadian federal income tax considerations generally applicable to certain Shareholders. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction.

How will I be taxed for U.S. federal income tax purposes?

Subject to certain “passive foreign investment company” rules, a U.S. Holder (as defined below) that disposes of Common Shares pursuant to the Offer generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between (i) the fair market value of any BIPC Shares plus the U.S. dollar value of any cash to which the holder is entitled pursuant to the Offer and (ii) the holder’s adjusted tax basis in the Common Shares so disposed. A Non-U.S. Holder (as defined below) generally will not be subject to U.S. federal income tax on any gain realized upon the disposition of Common Shares pursuant to the Offer, subject to certain limited exceptions.

The foregoing is a brief summary of certain U.S. federal income tax consequences of participating in the Offer and is qualified in its entirety by Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”, which summarizes certain material U.S. federal income tax considerations generally applicable to Shareholders. Shareholders are urged to consult their tax advisors with respect to the particular tax consequences to them of the disposition of their Common Shares pursuant to the Offer, a Compulsory Acquisition, or a Subsequent Acquisition Transaction.

If I decide not to tender, how will my Common Shares be affected?

If, by the Expiry Time or within 120 days after the date of the Offer, whichever period is shorter, the Offer is accepted by holders who in the aggregate hold not less than 90% of the issued and outstanding Common Shares, other than Common Shares held at the date of the Offer by or on behalf of us, or an affiliate or associate of us (as those terms are defined in the ABCA), and we acquire such deposited Common Shares under the Offer, we may, at our option, acquire those Common Shares which remain outstanding held by those persons who did not accept the Offer pursuant to a Compulsory Acquisition. If a Compulsory Acquisition is not available or we choose not to avail ourselves of such statutory right of acquisition, we intend to pursue other means of acquiring the remaining Common Shares not tendered under the Offer pursuant to a Subsequent Acquisition Transaction. If we propose a Subsequent Acquisition Transaction, we intend to cause the Common Shares acquired under the Offer to be voted in favour of such a Subsequent Acquisition Transaction and, to the extent permitted by applicable Law, to be counted as part of any minority approval that may be required in connection with such transaction. The timing and details of any such a Subsequent Acquisition Transaction will necessarily depend on a variety of factors, including, without limitation, the number of Common Shares acquired pursuant to the Offer. If, after taking up Common Shares under the Offer, we own at least 66 2⁄3% of the outstanding Common Shares (including the

Common Shares held by the Offeror Group as of the date hereof) and sufficient votes can be cast by “minority” holders to constitute a majority of the “minority” pursuant to MI 61-101 (as defined herein), we should own sufficient Common Shares to be able to effect a Subsequent Acquisition Transaction. See Section 13 of the Circular, “Acquisition of Common Shares Not Deposited”.

If we take up Common Shares under the Offer but are unable to complete a Compulsory Acquisition or Subsequent Acquisition Transaction, then IPL will continue as a public company and we will evaluate our alternatives. Such alternatives could include, to the extent permitted by applicable Law, purchasing additional Common Shares in the open market, in privately negotiated transactions or pursuant to another take-over bid or other transaction, and thereafter proposing an amalgamation, arrangement or other transaction which would result in our ownership of 100% of the Common Shares. Under such circumstances, an amalgamation, arrangement or other transaction to obtain ownership of 100% of the Common Shares would generally require the approval of at least 66 2⁄3% of the votes cast by the Shareholders, and might require approval of a majority of the votes cast by holders of Common Shares other than us and our affiliates. There is no certainty that under such circumstances any such transaction would be proposed or completed by us.

See Section 6 of the Circular, “Purpose of the Offer”, Section 7 of the Circular, “Effects of the Offer”, and Section 13 of the Circular, “Acquisition of Common Shares not Deposited”.

Will IPL continue as a public company?

As indicated above, our intention is to acquire all of the outstanding Common Shares. If permitted by applicable Law, subsequent to the successful completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to cause IPL to delist the Common Shares from the TSX and may file an application to cease to be a reporting issuer under applicable Canadian securities Laws.

If we take up Common Shares under the Offer but are unable to complete a Compulsory Acquisition or Subsequent Acquisition Transaction, then IPL will continue as a public company and we will evaluate our alternatives. In such circumstances, our purchase of Common Shares under the Offer will have reduced the number of Common Shares that trade publicly, as well as the number of Shareholders, and, depending on the number of Common Shares purchased under the Offer, could adversely affect the liquidity and market value of the remaining Common Shares held by the public.

In addition, if the Offeror takes up Common Shares under the Offer, the Offeror intends to re-constitute the IPL Board with individuals nominated by the Offeror, which may include individuals currently serving as directors of IPL.

See “— If I decide not to tender, how will my Common Shares be affected?”.

Do I have dissent or appraisal rights in connection with the Offer?

No. Shareholders will not have dissent or appraisal rights in connection with the Offer. However, Shareholders who do not tender their Common Shares to the Offer may have dissent or appraisal rights in the event we acquire their Common Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction.

See Section 13 of the Circular, “Acquisition of Common Shares Not Deposited”.

Who can I call with questions about the Offer or for more information?

You can call the Information Agent and Depositary if you have any questions regarding how to tender Common Shares, if you need assistance regarding the Offer or if you require additional copies of this document, the Letter of Transmittal or the Notice of Guaranteed Delivery (which documents will be provided without charge on request and are also available at www.ipl-offer.com or on SEDAR at www.sedar.com).

Questions and requests should be directed to the following:

The Information Agent and Depositary for the Offer is:

FOR INQUIRIES

North American Toll Free Phone:

1-877-452-7184

Outside North America:

1-416-304-0211

Email:

assistance@laurelhill.com

FOR DEPOSITING SHARES

By Email: ipl-offer@laurelhill.com

By Facsimile Transmission: 1-416-646-2415

By Mail: PO Box 370 STN Adelaide Toronto, Ontario M5C 2J5 Canada

By Registered Mail or Courier: 70 University Avenue, Suite 1440 Toronto, Ontario M5J 2M4

Canada

To keep current with further developments and information about the Offer, visit www.ipl-offer.com.

GLOSSARY

This Glossary forms a part of the Offer to Purchase and Circular. In the Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, unless otherwise specified or the subject matter or context is inconsistent therewith, the following terms shall have the meanings set out below, and grammatical variations thereof shall have the corresponding meanings:

“ABCA” means the Business Corporations Act (Alberta), and the regulations thereunder, as amended from time to time;

“Acquiring Person” has the meaning given to it in Section 16 of the Circular, “Shareholder Rights Plan”;

“affiliate” in the context of the statutory procedures under the ABCA described in the Offer to Purchase and Circular, includes any Person or entity that constitutes an affiliate under the ABCA and otherwise includes any Person or entity that constitutes an affiliate within the meaning given to it in NI 62-104;

“allowable capital loss” has the meaning given to it in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Taxation of Capital Gains and Capital Losses”;

“Alternative Transaction” means, for IPL:

(a)

an amalgamation, merger, arrangement, consolidation, amendment of articles or any other transaction involving IPL, as a consequence of which the interest of a holder of Common Shares may be terminated without the Shareholder’s consent, regardless of whether the Common Share is replaced with another security, but does not include

(i)

a consolidation of securities that does not have the effect of terminating the interests of Shareholders in Common Shares without their consent, except to an extent that is nominal in the circumstances, or

(ii)	a transaction solely between or among IPL and one or more subsidiaries of IPL, or

(b)

a sale, lease or exchange of all or substantially all the property of IPL if the sale, lease or exchange is not in the ordinary course of business of the issuer, but does not include a sale, lease or exchange solely between or among IPL and one or more subsidiaries of IPL;

“ARC” has the meaning given to it in Section 15 of the Circular, “Regulatory Matters”;

“associate” has the meaning given to it in NI 62-104;

“BIF IV” means, collectively, Brookfield Infrastructure Fund IV A, L.P., Brookfield Infrastructure Fund IV B, L.P., Brookfield Infrastructure Fund IV C, L.P. and Brookfield Infrastructure Fund IV (ER) SCSP, together with the investment vehicles, companies, partnerships or persons owned by such entities or in which such entities have an interest and which are managed, sponsored or advised, directly or indirectly, by Brookfield Asset Management Inc.;

“BIP” means Brookfield Infrastructure Partners L.P.;

“BIP Annual MD&A” has the meaning given to it in Section 22 of the Circular, “Documents Incorporated by Reference”;

“BIP Annual Report” has the meaning given to it in Section 8 of the Circular, “Information Regarding BIPC and BIP — Information Regarding BIP — Authorized and Outstanding Share Capital”;

“BIPC” means Brookfield Infrastructure Corporation;

“BIPC Annual MD&A” has the meaning given to it in Section 22 of the Circular, “Documents Incorporated by Reference”;

“BIPC Annual Report” has the meaning given to it in Section 8 of the Circular, “Information Regarding BIPC and BIP — Information Regarding BIPC — Authorized and Outstanding Share Capital”;

“BIPC Shares” means class A exchangeable subordinate voting shares of BIPC;

“BIP Units” means non-voting limited partnership units of BIP;

“BMO Capital Markets” means BMO Nesbitt Burns Inc.

“Book-Entry Confirmation” means confirmation of a book-entry transfer of a Shareholder’s Common Shares into the Depositary’s account at CDS or DTC, as applicable;

“Brookfield” means Brookfield Asset Management Inc. and any of its subsidiaries;

“Brookfield Infrastructure” means, collectively BIP, BIPC and its subsidiaries, the Holding LP, the subsidiaries of the Holding LP, from time-to-time, through which BIP holds all of its interests in the operating entities, which are the entities that directly or indirectly hold BIP’s current operations and assets that BIP may acquire in the future, including any assets held through joint ventures, partnerships and consortium arrangements;

“business combination” has the meaning given to it in MI 61-101;

“business day” means any day other than a Saturday, a Sunday or a statutory holiday in any province or territory in Canada;

“Canada HoldCo” has the meaning given to it in Section 22 of the Circular, “Documents Incorporated by Reference”;

“Canadian Infrastructure Peers” means Enbridge Inc., Gibson Energy Inc., Keyera Corp., Pembina Pipeline Corporation, and TC Energy Corporation, and “Canadian Infrastructure Peer” means any one of them;

“Cash Consideration” has the meaning given to it in Section 1 of the Offer to Purchase, “The Offer”;

“CDS” means CDS Clearing and Depository Services Inc. or its nominee, which at the date hereof is CDS & Co.;

“CDSX” means the CDS on-line tendering system pursuant to which book-entry transfers may be effected;

“Certificate” means, as the context requires, any physical share certificate, or rights certificate, of IPL and/or a direct registration system advice commonly referred to as a DRS advice or a similar document evidencing the electronic registration of ownership of Common Shares or SRP Rights;

“Circular” means the take-over bid circular accompanying the Offer;

“Class B Shares” has the meaning given to it in Section 8 of the Circular, “Information Regarding BIPC and BIP — Information Regarding BIPC — Authorized and Outstanding Share Capital”;

“Class C Shares” has the meaning given to it in Section 8 of the Circular, “Information Regarding BIPC and BIP – Information Regarding BIPC — Authorized and Outstanding Share Capital”;

“Code” has the meaning given to it in Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”;

“Commissioner” means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act or any person duly authorized to perform duties on behalf of the Commissioner of Competition;

“Common Shares” means the common shares in the capital of IPL, including, without limitation, common shares of IPL issued on the exercise, exchange or conversion of exchangeable or convertible securities or options, and “Common Share” means any one common share of IPL;

“Competing Permitted Bid” has the meaning given to it in Section 16 of the Circular, “Shareholder Rights Plan — Permitted Bid”;

“Competition Act” means the Competition Act (Canada), as amended;

“Competition Act Approval” means, with respect to the transactions contemplated by the Offer, either (i) receipt by the Offeror of an ARC, or (ii) the expiry, termination or waiver of the waiting period under Part IX of the Competition Act and the receipt of a No-Action Letter;

“Competition Tribunal” means the tribunal established by subsection 3(1) of the Competition Tribunal Act (Canada), as amended;

“Compulsory Acquisition” has the meaning given to it in Section 13 of the Circular, “Acquisition of Common Shares Not Deposited — Compulsory Acquisition”;

“Court” means the Court of Queen’s Bench of Alberta;

“Danish Competition Act” means The Danish Competition Act (Consolidation Act No. 869 of 8 July 2015);

“Danish Competition Approval” means the approval or deemed approval of the transactions contemplated by the Offer by the DCCA under the Danish Competition Act;

“DBRS” means DBRS Limited, its affiliates and their respective successors;

“DCCA” means has the meaning given to it in Section 15 of the Circular, “Regulatory Matters — Competition Laws — Danish Competition Approval”;

“Depositary” means Laurel Hill Advisory Group;

“Deposited Common Shares” has the meaning given to it in Section 3 of the Offer to Purchase, “Manner of Acceptance — Dividends and Distributions”;

“deposit period news release” means a news release issued by IPL in respect of a proposed or commenced take-over bid for the Common Shares and stating an initial deposit period for the bid of not more than 105 days and not less than 35 days, expressed as a number of days from the date of the bid;

“Distribution Reinvestment Plan” has the meaning given to it in Section 8 of the Circular, “Information Regarding BIPC and BIP – Information Regarding BIP– Prior Sales”;

“Distributions” has the meaning given to it in Section 3 of the Offer to Purchase, “Manner of Acceptance — Dividends and Distributions”;

“DOJ” has the meaning given to it in Section 15 of the Circular, “Regulatory Matters — Competition Laws — HSR Approval”;

“DRS” means the direct registration system which allows registered securities to be held in electronic form without having a physical security certificate issued as evidence of ownership;

“DTC” means The Depository Trust Company or its nominee, which at the date hereof is Cede & Co.;

“Effective Time” has the meaning given to it in Section 3 of the Offer to Purchase, “Manner of Acceptance — Power of Attorney”;

“Eligible Institution” means a Canadian Schedule I chartered bank, or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP);

“Exchange LP Units” means the exchangeable units of Brookfield Infrastructure Partners Exchange LP;

“Expiry Time” has the meaning given to it in Section 2 of the Offer to Purchase, “Time for Acceptance”;

“Flip-in Event” has the meaning given to it in Section 16 of the Circular, “Shareholder Rights Plan — Adjustments to the SRP Rights”;

“FTC” has the meaning given to it in Section 15 of the Circular, “Regulatory Matters”;

“Fully-Diluted Basis” means, with respect to the number of outstanding Common Shares at any time, the number of Common Shares that would be outstanding if all rights to acquire Common Shares (other than SRP Rights) were exercised or settled, as applicable;

“General Partner” has the meaning given to it in Section 30 of the Circular, “Service of Process for BIP”;

“Governmental Entity” means any: (a) multinational, federal, provincial, territory, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau, ministry or agency; (b) subdivision, agent, commission, board or authority of any of the foregoing; (c) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) the TSX, as applicable;

“Holder” has the meaning given to it in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Holding LP” means Brookfield Infrastructure L.P.;

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

“HSR Approval” means the expiration or early termination of any waiting period, and any extension thereof, applicable to the completion of the transactions contemplated by the Offer under the HSR Act and neither the FTC nor the DOJ shall have commenced proceedings under an applicable antitrust statute to prevent the consummation of the Offer that have not been resolved;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

“Information Agent” means Laurel Hill Advisory Group;

“initial deposit period” means the period, including, without limitation, any extension, during which securities may be deposited under a take-over bid but does not include the mandatory 10-day extension period or an Optional Extension Period, which initial deposit period will be 105 days as it may be shortened in accordance with applicable Law.

“Initial Proposal” has the meaning given to it in Section 4 of the Circular, “Background to the Offer”;

“insider” has the meaning given to it in the Securities Act;

“Investment Grade Rating” means a rating equal to or higher than BBB- (or the equivalent of any successor rating category of S&P) by S&P or BBB (low) (or the equivalent of any successor rating category of DBRS) by DBRS;

“IPL” means Inter Pipeline Ltd.;

“IPL Board” means the board of directors of IPL;

“IPL Incentive Awards” means restricted share units issued pursuant to IPL’s restricted share unit plan and performance share units issued pursuant to IPL’s performance share unit plan;

“IRS” has the meaning given to it in Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”;

“Law(s)” means all laws, by-laws, statutes, rules, regulations, principles of law, orders, ordinances, protocols, codes, guidelines, policies, notices, directions and judgments or other requirements and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are applicable to such Persons or its business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

“Letter of Transmittal” means the letter of transmittal in the form accompanying the Offer (printed on YELLOW paper);

“LOG option” has the meaning given to it in Section 3 of the Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”;

“mandatory 10-day extension period” has the meaning given to it in Section 6 of the Offer to Purchase, “Take-up of and Payment for Deposited Common Shares”;

“Material Adverse Effect” means any condition, event, circumstance, change, development, occurrence or state of facts: (a) in the business, assets, operations, capitalization, properties, condition (financial or otherwise), prospects, equity or debt ownership, results of operations, cash flows, properties, articles, by-laws, licenses, permits, rights or privileges or liabilities (including without limitation any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), whether contractual or otherwise, of IPL or its subsidiaries which, when considered either individually or in the aggregate, is or may be materially adverse to IPL (on a consolidated basis) or, where applicable, the Offeror (on a consolidated basis); (b) which, when considered either individually or in the aggregate, would be expected to reduce the anticipated economic value to the Offeror of the acquisition of the Common Shares or make it inadvisable for or impair the ability of the Offeror to proceed with the Offer and/or to take up and pay for Common Shares deposited under the Offer and/or the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction or which, if the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction were consummated, would be materially adverse to the Offeror or any of its affiliates; or (c) if the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction were consummated, would limit, restrict or impose limitations or conditions on the ability of the Offeror to own, operate or effect control over any material portion of the business or assets of IPL or its subsidiaries or would compel the Offeror or its affiliates to dispose of or hold separate any material portion of the business or assets of IPL or its subsidiaries or would compel the Offeror or its affiliates to dispose of or hold separate any material portion of the business or assets of the Offeror or its affiliates;

“Maximum Cash Consideration” has the meaning given to it in Section 1 of the Offer to Purchase, “The Offer”;

“Maximum Share Consideration” has the meaning given to it in Section 1 of the Offer to Purchase, “The Offer”;

“Maximum Take-Up Date Cash Consideration” means, in respect of a Take-Up Date, the Maximum Cash Consideration multiplied by a fraction the numerator of which is the number of Common Shares to be taken up on such Take-Up Date and the denominator of which is the number of Common Shares on a Fully-Diluted Basis but excluding the Common Shares held by the Offeror Group as of the date hereof;

“Maximum Take-Up Date Share Consideration” means, in respect of a Take-Up Date, the Maximum Share Consideration multiplied by a fraction the numerator of which is the number of Common Shares to be taken up on such Take-Up Date and the denominator of which is the number of Common Shares on a Fully-Diluted Basis but excluding the Common Shares held by the Offeror Group as of the date hereof;

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions, as amended or replaced from time to time;

“Minimum Tender Condition” has the meaning given to it in Section 4 of the Offer to Purchase, “Conditions of the Offer”;

“Minister of Transport” means the Minister of Transport (Canada).

“NI 62-104” means National Instrument 62-104 — Take-Over Bids and Issuer Bids, as amended or replaced from time to time;

“No-Action Letter” has the meaning given to it in Section 15 of the Circular, “Regulatory Matters”;

“Non-Independent Shareholder” means:

(a)	any Associate or Affiliate (each as defined in the Shareholder Rights Plan) of the Offeror;

(b)	any Person (as defined in the Shareholder Rights Plan) acting jointly or in concert with the Offeror; and

(c)

any employee benefit plan, deferred profit sharing plan, stock participation plan or trust for the benefit of employees of IPL or any subsidiary of IPL but excluding in any event a plan or trust in respect of which the employee directs the manner in which the Voting Shares are to be voted and directs whether the Voting Shares be tendered in a Take-over Bid (as defined in the Shareholder Rights Plan);

“Non-Resident Holder” has the meaning given to it in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada”;

“Non-Tendering Offeree” has the meaning given to it in Section 13 of the Circular, “Acquisition of Common Shares Not Deposited — Compulsory Acquisition”;

“Non-U.S. Holder” has the meaning given to it in Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”;

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery in the form accompanying the Offer (printed on PINK paper);

“Notifiable Transaction” has the meaning given to it in Section 15 of the Circular, “Regulatory Matters — Competition Laws — Competition Act”;

“Notification” has the meaning given to it in Section 15 of the Circular, “Regulatory Matters — Competition Laws — Competition Act”;

“NYSE” means the New York Stock Exchange;

“Offer” or “Offer to Purchase” means the offer to purchase Common Shares made hereby to the Shareholders pursuant to the terms and subject to the conditions set out herein;

“Offeror” means Bison Acquisition Corp.;

“Offeror Group” has the meaning given to it in Section 10 of the Circular, “Ownership and Trading in Securities of IPL — Ownership in Securities of IPL”;

“Offeror’s Notice” has the meaning given to it in Section 13 of the Circular, “Acquisition of Common Shares Not Deposited — Compulsory Acquisition”;

“Offer to Purchase and Circular” means, collectively, the Offer to Purchase and the Circular, including, without limitation, the cover pages, Summary, Questions and Answers About the Offer and the Glossary;

“Optional Extension Period” has the meaning given to it in Section 6 of the Offer to Purchase, “Take-up of and Payment for Deposited Common Shares”;

“Ordinary Course” means, with respect to an action taken by IPL or any of its subsidiaries, that such action is consistent with past practices of IPL and is taken in the ordinary course of the normal day-to-day operations of IPL;

“Permitted Bid” has the meaning given to it in Section 16 of the Circular, “Shareholder Rights Plan — Permitted Bid”;

“Person” includes an individual, a corporation, a partnership, trust, fund, an association, syndicate, organization or other organized group of persons, whether incorporated or not, and an individual or other person in that person’s capacity as a trustee, executor, administrator or personal or other legal representative;

“PFIC” has the meaning given to it in Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”;

“Purchased Securities” has the meaning given to it in Section 3 of the Offer to Purchase, “Manner of Acceptance — Power of Attorney”;

“Registration Statement” means a registration statement filed on a Form F-4 with the SEC;

“Regulatory Approvals” means any consent, waiver, permit, permission, exemption, review, order, decision or approval of, or any registration and filing with or withdrawal of any objection or successful conclusion of any litigation brought by, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity or pursuant to a written agreement between the Offeror and a Governmental Entity to refrain from consummating the Offer, including Competition Act Approval, HSR Approval, Danish Competition Approval, Swedish Competition Approval and Transportation Act Approval, in each case: (a) if and as required or advisable under Laws in connection with the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction; or (b) to prevent or avoid the occurrence of any Material Adverse Effect as a result of the completion of the Offer, any Compulsory Acquisition or Subsequent Acquisition Transaction;

“Resident Holder” has the meaning given to it in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada”;

“Revised Proposal” has the meaning given to it in Section 4 of the Circular, “Background to the Offer”;

“Rights Certificate” means, after the Separation Time, a certificate representing the SRP Rights, or such other written document or acknowledgement (including, without limitation, a DRS statement or other book-entry confirmation) evidencing ownership of the SRP Rights which may be issued by IPL and is satisfactory to IPL and the SRP Rights Agent;

“RPUs” has the meaning given to it in Section 8 of the Circular, “Information Regarding BIPC and BIP — Information Regarding BIPC — Prior Sales”;

“S&P” means S&P Global Ratings, a division of S&P Global Inc., its affiliates and their respective successors;

“SCA” has the meaning given to it in Section 15 of the Circular, “Regulatory Matters — Competition Laws — Swedish Competition Approval”;

“SEC” means the United States Securities and Exchange Commission;

“Second Request” has the meaning given to it in Section 15 of the Circular, “Regulatory Matters – Competition Laws – HSR Approval”;

“Securities Act” means the Securities Act (Alberta), as amended;

“Securities Regulatory Authorities” means, collectively, the TSX and the applicable securities commission or similar regulatory authorities in each of the provinces and territories of Canada;

“SEDAR” means the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval website at www.sedar.com;

“Separation Time” has the meaning given to it in Section 16 of the Circular, “Shareholder Rights Plan Rights — Exercise Privilege”;

“Share Consideration” has the meaning given to it in Section 1 of the Offer to Purchase, “The Offer”;

“Shareholder Rights Plan” means the amended and restated shareholder protection rights plan agreement dated as of May 8, 2017, amending and restating the shareholder protection rights plan agreement dated effective March 24, 2014, between IPL and the SRP Rights Agent, as approved by the holders of Common Shares at the annual and special meeting of shareholders of IPL held on May 7, 2020, and any shareholder rights plan adopted by IPL after that date;

“Shareholders” means the holders of Common Shares, and “Shareholder” means any one holder of Common Shares;

“Soliciting Dealer” has the meaning given to it in Section 27 of the Circular, “Financial Advisor, Dealer Manager and Soliciting Dealer Group”;

“Soliciting Dealer Group” has the meaning given to it in Section 27 of the Circular, “Financial Advisor, Dealer Manager and Soliciting Dealer Group”;

“Special Distribution” has the meaning given to it in Section 8 of the Circular, “Information Regarding BIPC and BIP — Information Regarding BIPC — Prior Sales”;

“Special Distribution Prospectus” has the meaning given to it in Section 22 of the Circular, “Documents Incorporated by Reference”;

“SRP Rights” means the rights issued pursuant to the Shareholder Rights Plan, and “SRP Right” means any one of them;

“SRP Rights Agent” means Computershare Trust Company of Canada, the rights agent under the Shareholder Rights Plan;

“Statutory Minimum Condition” has the meaning given to it in Section 4 of the Offer to Purchase, “Conditions of the Offer”;

“Stock Acquisition Date” has the meaning given to it in Section 16 of the Circular, “Shareholder Rights Plan — Rights Exercise Privilege”;

“Subsequent Acquisition Transaction” has the meaning given to it in Section 13 of the Circular, “Acquisition of Common Shares Not Deposited — Subsequent Acquisition Transaction”;

“subsidiary” means, with respect to a Person, a Person that is controlled directly or indirectly by another Person, and includes a subsidiary of that subsidiary. For the purpose of the Offer to Purchase and Circular, a Person (the first Person) is deemed to control another Person (the second Person) if: (a) if the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless the first Person holds the voting securities only to secure an obligation; (b) if the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership; or (c) if the second Person is a limited partnership and the general partner of the limited partnership is the first Person;

“Swedish Competition Act” means The Swedish Competition Act (2008:579);

“Swedish Competition Approval” means the approval or deemed approval of the transactions contemplated by the Offer by the SCA under the Swedish Competition Act;

“Supplementary Information Request” has the meaning given to it in Section 15 of the Circular, “Regulatory Matters — Competition Laws — Competition Act”;

“take up”, in reference to Common Shares, means to accept such Common Shares for payment by giving written notice of such acceptance to the Depositary and “take-up”, “taking up” and “taken up” have corresponding meanings;

“Take-Up Date” means a date upon which the Offeror takes up or acquires Common Shares pursuant to the Offer. The Offeror reserves the right, to the extent permitted by applicable Law, to have multiple Take-Up Dates;

“taxable capital gain” has the meaning given to it in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Taxation of Capital Gains and Capital Losses”;

“Tax Act” has the meaning given to it in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Tax Proposals” has the meaning given to it in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Total Return Swap” has the meaning given to it in Section 4 of the Circular, “Background to the Offer”;

“Transportation Act” means the Canada Transportation Act (Canada), as amended;

“Transportation Act Approval” means receipt by the Offeror of (i) written confirmation from the Minister of Transport that he is of the opinion that the transactions contemplated by the Offer do not raise issues with respect to the public interest as it relates to national transportation, or (ii) if the Minister of Transport is of the opinion that the transactions contemplated by the Offer raise issues with respect to the public interest as it relates to national transportation, the approval of the transactions contemplated by the Offer by the Governor in Council (Canada) on terms and conditions satisfactory to the Offeror;

“Treasury Regulations” has the meaning given to it in Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”;

“TSX” means the Toronto Stock Exchange;

“US$” means United States dollars;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Holder” has the meaning given to it in Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

“Voting Shares” means the Common Shares and any other securities in the capital of IPL entitled to vote generally in the election of the IPL Board.

OFFER TO PURCHASE

The accompanying Circular, which is incorporated into and forms part of the Offer to Purchase, contains important information that should be read carefully before making a decision with respect to the Offer. Unless the context otherwise requires, terms used but not defined in the Offer to Purchase have the respective meanings given to them in the accompanying Glossary.

February 22, 2021

TO:    THE HOLDERS OF COMMON SHARES OF IPL

1.	The Offer

The Offeror hereby offers to purchase, on the terms and subject to the conditions of this Offer, all of the issued and outstanding Common Shares, together with the associated SRP Rights, including any Common Shares that may become issued and outstanding after the date of the Offer but prior to the Expiry Time.

Under the Offer each Shareholder may choose to receive, subject in each case to pro-ration as set out herein, consideration of:

(a)	$16.50 in cash for each Common Share (the “Cash Consideration”); or

(b)	0.206 of a BIPC Share for each Common Share (the “Share Consideration”).

Shareholders may choose to receive Cash Consideration for some of their Common Shares and Share Consideration for their remaining Common Shares, subject, in each case, to pro-ration as set forth below.

The issuance of the BIPC Shares as the Share Consideration is subject to receipt of customary approvals from the TSX and the NYSE.

U.S. Shareholders should see “Notice to Shareholders in the United States” above.

The Offer is being made only for Common Shares and the accompanying SRP Rights. Shareholders who have deposited Common Shares will be deemed to have deposited the SRP Rights associated with such Common Shares. No additional payment will be made for the SRP Rights and no amount of the consideration to be paid by the Offeror will be allocated to the SRP Rights.

The Offer delivers a 28% premium to IPL’s 30-day volume-weighted average share price of $13.07 as of February 10, 2021, the last trading day prior to the Offeror announcing its intention to make the Offer, and a 23% premium over IPL’s closing price of $13.40 as of that date.

The obligation of the Offeror to take up and pay for Common Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer to Purchase, “Conditions of the Offer”.

The maximum amount of cash payable by the Offeror pursuant to the Offer shall not exceed $4.9 billion (the “Maximum Cash Consideration”) and the maximum amount of BIPC Shares issuable pursuant to the Offer shall not exceed 19,040,258, subject to any adjustments to account for rounding (the “Maximum Share Consideration”). The Maximum Cash Consideration comprises approximately 76.2% of the total consideration under the Offer and the Share Consideration represents approximately 23.8% of the total consideration under the Offer. The exchange ratio for the Share Consideration has been calculated based on the closing price of the BIPC Shares on the TSX on February 10, 2021, the last trading day prior to the announcement of the Offeror’s intention to make this Offer. The consideration payable under the Offer will be prorated on each Take-Up Date as necessary to ensure that the total aggregate consideration payable under the Offer and in any Compulsory Acquisition or Subsequent Acquisition Transaction does not exceed the Maximum Cash Consideration or the Maximum Share Consideration. The actual consideration to be received by a Shareholder under the Offer, a

Subsequent Acquisition Transaction or a Compulsory Acquisition will be determined in accordance with the following:

(a)	the aggregate amount of cash that the Offeror will pay as Cash Consideration for Common Shares acquired on any Take-Up Date shall not exceed the Maximum Take-Up Date Cash Consideration;

(b)	the aggregate amount of Share Consideration that the Offeror will pay as consideration for Common Shares acquired on any Take-Up Date shall not exceed the Maximum Take-Up Date Share Consideration;

(c)

if, on any Take-Up Date, the aggregate amount of cash that would otherwise be payable to Shareholders choosing the Cash Consideration in respect of their Common Shares to be taken up on such Take-Up Date exceeds the applicable Maximum Take-Up Date Cash Consideration, the amount of cash equal to the Maximum Take-Up Date Cash Consideration will be prorated among such Shareholders such that each Shareholder that validly deposited Common Shares on or before the Take-Up Date and chose the Cash Consideration:

(i)

shall be entitled to be paid an amount of cash equal to the aggregate amount sought to be received by such Shareholder in respect of its Common Shares for which it chose Cash Consideration multiplied by a fraction, rounded to six decimal places, the numerator of which is the Maximum Take-Up Date Cash Consideration and the denominator of which is the aggregate amount of cash sought to be received by all Shareholders that validly deposited Common Shares on or before the Take-Up Date and chose the Cash Consideration in respect of some or all their Common Shares, and

(ii)

shall be deemed for all purposes to have chosen to receive (A) cash for such number of their Common Shares, rounded down to the nearest whole, as is equal to the amount of cash received by such Shareholder divided by the Cash Consideration and (B) the Share Consideration for the remainder of its Common Shares for which, but for this paragraph (c), such Shareholder would otherwise have received cash;

(d)

if, on any Take-Up Date, the aggregate number of BIPC Shares that would otherwise be issuable to Shareholders choosing the Share Consideration in respect of their Common Shares to be taken up on such Take-Up Date exceeds the applicable Maximum Take-Up Date Share Consideration, the number of BIPC Shares equal to the Maximum Take-Up Date Share Consideration will be prorated among such Shareholders such that each Shareholder that validly deposited Common Shares on or before the Take-Up Date and chose Share Consideration for which BIPC Shares would otherwise be issuable:

(i)

shall be entitled to be issued the number of BIPC Shares equal to the number of BIPC Shares sought by such Shareholder in respect of its Common Shares for which it chose Share Consideration multiplied by a fraction, the numerator of which is the Maximum Take-Up Date Share Consideration and the denominator of which is the aggregate number of BIPC Shares sought to be received by Shareholders that validly deposited Common Shares on or before the Take-Up Date and chose the Share Consideration in respect of some or all their Common Shares, rounded to the nearest whole number, and

(ii)

shall be deemed for all purposes to have chosen to receive (A) Share Consideration for such number of their Common Shares, rounded to the nearest whole, as is equal to the number of BIPC Shares received by such Shareholder divided by the Share Consideration and (B) the Cash Consideration for the remainder of their Common Shares for which, but for this paragraph (d), such holder would otherwise have received Share Consideration.

Any holder of Common Shares who does not properly choose either the Cash Consideration or the Share Consideration for each of their Common Shares in the Letter of Transmittal with respect to any Common Shares deposited by such holder pursuant to the Offer will be deemed to have chosen the Cash Consideration, subject to adjustment in accordance with paragraph (c) above.

No certificates representing fractional BIPC Shares shall be issued in connection with the Offer. In lieu of any fractional BIPC Shares, each Shareholder otherwise entitled to a fractional interest in BIPC Shares will receive the nearest whole number of BIPC Shares. For greater certainty, where such fractional interest is greater than or equal to 0.5, the number of BIPC Shares to be issued will be rounded up to the nearest whole number and where such fractional interest is less than 0.5, the number of BIPC Shares to be issued will be rounded down to the nearest whole number. In calculating such fractional interests, all Common Shares registered in the name of or beneficially held by such Shareholder or his or her nominee shall be aggregated.

All amounts of Cash Consideration payable under the Offer will be paid in Canadian dollars.

Shareholders who do not deposit their Common Shares under the Offer will not be entitled to any right of dissent or appraisal in connection with the Offer. However, Shareholders who do not deposit their Common Shares under the Offer may have certain rights of dissent and appraisal in the event the Offeror elects to acquire such Common Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction, including, without limitation, the right to seek judicial determination of the fair value of their Common Shares. See Section 13 of the Circular, “Acquisition of Common Shares Not Deposited”.

Shareholders should contact the Information Agent and Depositary or a broker or dealer for assistance in accepting the Offer and in depositing Common Shares with the Depositary. The Information Agent and Depositary, Laurel Hill Advisory Group, can be contacted by telephone at 1-877-452-7184 (North American Toll Free Number) or 1-416-304-0211 (outside North America) or by email at assistance@laurelhill.com. To keep current with further developments and information about the Offer, visit www.ipl-offer.com.

Shareholders whose Common Shares are registered in the name of an investment dealer, bank, trust company or other intermediary should immediately contact that intermediary for assistance if they wish to accept the Offer, in order to take the necessary steps to be able to deposit such Common Shares under the Offer. Intermediaries likely have established tendering cut-off times that are prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

2.	Time for Acceptance

The Offer is open for acceptance from the date of the Offer until 5:00 p.m. (Mountain Standard Time) on June 7, 2021, or such earlier or later time or times and date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer” (the “Expiry Time”), unless the Offer is withdrawn by the Offeror. The Offeror will not amend the Offer to cause the Expiry Time to occur earlier than 35 days following the date of the Offer. If the Statutory Minimum Condition is satisfied and the other conditions of the Offer are satisfied or waived at the expiry of the initial deposit period such that the Offeror takes up the Common Shares deposited under the Offer, the Offeror will make a public announcement of the foregoing matters and extend the period during which Common Shares may be deposited and tendered to the Offer for a period of not less than 10 days after the date of such announcement. See Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”.

3.	Manner of Acceptance

For the safety of Shareholders due to the ongoing COVID-19 pandemic, no hand delivery of deposits is being accepted by the Depositary. The Offer may be accepted by any of the three following methods:

(i)	Letter of Transmittal

The Offer may be accepted by delivering to the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal (printed on YELLOW paper) accompanying the Offer, via courier, mail or registered mail only, so as to be received at or prior to the Expiry Time:

(a)	Certificate(s) and DRS advices representing the Common Shares in respect of which the Offer is being accepted;

(b)

a Letter of Transmittal in the form accompanying the Offer, properly completed and executed in accordance with the instructions set out in the Letter of Transmittal (including signature guarantee if required); except where there is a change in registration or address, manually signed, email scanned or faxed copies of the Letter of Transmittal are acceptable, for positions represented by DRS advices; and

(c)	all other documents required by the terms of the Offer and the Letter of Transmittal.

The Offer will be deemed to be accepted only if the Depositary has actually received these documents at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. Alternatively, Common Shares may be deposited under the Offer in compliance with the procedures for guaranteed delivery set out below under the heading “— Procedure for Guaranteed Delivery” or in compliance with the procedures for book-entry transfers set out below under the heading “— Acceptance by Book-Entry Transfer”.

Participants in CDS or DTC should contact the Depositary with respect to the deposit of their Common Shares under the Offer. The Offeror understands that CDS and DTC will be issuing instructions to their participants as to the method of depositing such Common Shares under the terms of the Offer.

The signature on the Letter of Transmittal must be guaranteed by an Eligible Institution or in some other manner acceptable to the Depositary (except that no guarantee is required for the signature of a depositing Shareholder which is an Eligible Institution) if it is signed by a person other than the registered owner(s) of the Common Shares being deposited, or if the Common Shares not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of IPL, or if payment is to be issued in the name of a person other than the registered owner(s) of the Common Shares being deposited. If a Letter of Transmittal is executed by a person other than the registered holder of the Common Shares represented by the Certificate(s) deposited therewith, then the Certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel or share transfer power of attorney guaranteed by an Eligible Institution. For greater certainty, any Letter of Transmittal requiring such guarantee, whether accompanied by DRS advices or Certificates, must be physically delivered to the Depositary.

(ii)	Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Common Shares pursuant to the Offer and: (i) the Certificate(s) representing such Common Shares is (are) not immediately available; (ii) the Shareholder cannot complete the procedure for book-entry transfer of the Common Shares on a timely basis; or (iii) the Certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, such Common Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a)	the deposit is made by or through an Eligible Institution;

(b)

a properly completed and executed Notice of Guaranteed Delivery (printed on PINK paper) in the form accompanying the Offer, or a manually executed facsimile thereof, including the guarantee of delivery by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery at or prior to the Expiry Time. Shareholders, through their respective CDS participants, who utilize CDS through a book-entry transfer (see Procedures for Book-Entry Transfer below), may also have the option of tendering a Notice of Guaranteed Delivery through CDS online letter of guarantee option (the “LOG option”). Participants tendering through LOG option in CDS are deemed to have completed the Notice of Guaranteed Delivery and such instructions are considered valid with the terms of the Offer;

(c)

the Certificate(s) representing all Deposited Common Shares, in proper form for transfer, and, if the Separation Time (as defined herein) has occurred at or prior to the Expiry Time and Rights Certificates have been distributed to the Shareholders prior to the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal (including signature guarantee if required), or, in the case of a book-entry transfer, a Book-Entry Confirmation with respect to such Deposited Common Shares, and all other documents required by the terms of the Offer and the Letter of Transmittal, are received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal prior to 5:00 p.m. (Mountain Standard Time) on the second trading day on the TSX after the Expiry Time; and

(d)

in the case of SRP Rights, where the Separation Time has occurred prior to the Expiry Time but Rights Certificates have not been distributed to the Shareholders prior to the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal (including signature guarantee if required) or, in the case of a book-entry transfer, a Book- Entry Confirmation with respect to such deposited SRP Rights, and all other documents required by the terms of the Offer and the Letter of Transmittal, are received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal prior to 5:00 p.m. (Mountain Standard Time) on the second trading day on the TSX after the date, if any, that Rights Certificates are distributed to Shareholders.

The Notice of Guaranteed Delivery must be delivered by courier or transmitted by facsimile, e-mail or mailed to the Depositary at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery at or prior to the Expiry Time and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying Certificate(s) representing Common Shares (and, if applicable, the Rights Certificate(s)) and all other required documents to an address or transmission by facsimile or e-mail to a facsimile number or e-mail address other than those specified in the Notice of Guaranteed Delivery does not constitute delivery for purposes of satisfying a guaranteed delivery.

Only Letters of Transmittal accompanied by DRS advices and not requiring a change in registration or address, or Notices of Guaranteed Delivery are acceptable for deposit via email scan or facsimile. Certificates must be mailed or couriered to the depositary.

(iii)	Acceptance by Book-Entry Transfer

Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Shareholder’s Common Shares into the Depositary’s account in accordance with CDS procedures for such transfer. Delivery of Common Shares to the Depositary by means of a book-entry transfer will constitute a valid deposit of such Common Shares under the Offer.

Shareholders, through their respective CDS participants, who utilize CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid deposit under and in accordance with the terms of the Offer.

U.S. Shareholders may also accept the Offer by following the procedures established by their respective US brokers. Any financial institution that is a participant in DTC may directly, or through their Canadian affiliates, also utilize CDS to accept the Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS. The Offeror understands that CDS and DTC will be issuing instructions to their participants as to the method of depositing such Common Shares under the terms of the Offer.

Participants in CDS or DTC should also contact the Depositary with respect to the deposit of their Common Shares under the Offer.

SRP Rights

Unless waived by the Offeror, holders of Common Shares are required to deposit one SRP Right for each Common Share in order to effect a valid deposit of such Common Share or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto. If the Separation Time does not occur prior to the Expiry Time, a deposit of Common Shares will also constitute a deposit of the associated SRP Rights. If the Separation Time occurs prior to the Expiry Time and Rights Certificates are distributed by IPL to the Shareholders prior to the time that the holder’s Common Shares are deposited pursuant to the Offer, in order for the Common Shares to be validly deposited, Rights Certificate(s) representing SRP Rights at least equal in number to the number of Common Shares deposited must be delivered with the Letter of Transmittal or, if available, a Book-Entry Confirmation, to the Depositary. If the Separation Time occurs prior to the Expiry Time and Rights Certificates are not distributed by the time that a Shareholder deposits its Common Shares pursuant to the Offer, the Shareholder may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure described above. In any case, a deposit of Common Shares constitutes an agreement by the signatory to deliver Rights Certificate(s) representing SRP Rights at least equal in number to the number of Common Shares deposited pursuant to the Offer or, if available, a Book- Entry Confirmation, to the Depositary at its office in Toronto, Ontario as specified in the Letter of Transmittal at or prior to 5:00 p.m. (Mountain Standard Time) on the second trading day on the TSX after the date, if any, that Rights Certificate(s) are distributed. The Offeror reserves the right to require, if the Separation Time occurs prior to the Expiry Time, that the Depositary receive, prior to taking-up a Shareholder’s Common Shares for payment pursuant to the Offer, Rights Certificate(s) from a Shareholder representing SRP Rights or, if available, a Book-Entry Confirmation at least equal in number to the Common Shares deposited by such holder.

General

The Offer will be deemed to be accepted by a Shareholder only if the Depositary has actually received the requisite documents at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. In all cases, payment for Common Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary of (i) the Certificate(s) representing the Common Shares and, if applicable, the Rights Certificates (or, in the case of a book- entry transfer to the Depositary, a Book-Entry Confirmation for the Common Shares), (ii) a Letter of Transmittal, properly completed and duly executed, covering those Common Shares with the signature guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal, or in the case of Common Shares deposited by book-entry transfer, a Book- Entry Confirmation, and (iii) all other documents required by the Letter of Transmittal before 5:00 p.m. (Mountain Standard Time) on the second trading day on the TSX after the Expiry Time.

The method of delivery of Certificates representing Common Shares (and, if applicable, the Rights Certificates), the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the person depositing such documents. The Offeror recommends that all such documents be delivered by courier to the Depositary or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary at or prior to the Expiry Time. Delivery will only be effective upon actual physical receipt by the Depositary.

All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of any Common Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the Laws of any applicable jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in any deposit of any Common Shares. There shall be no duty or obligation on the Offeror, the Depositary, or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer, the Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and any other related documents will be final and binding.

The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out in this Section 3. Under no circumstances will interest accrue or any amount be paid by the Offeror or the Depositary to persons depositing Common Shares by reason of any delay in making payments for Common Shares to any person on account of Common Shares accepted for payment under the Offer.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary or if they make use of the services of a Soliciting Dealer, if any, to accept the Offer. However, an investment advisor, stock broker, bank, trust company or other intermediary through whom Shareholders own Common Shares may charge a fee to tender any such Common Shares on their behalf. Shareholders should consult their investment advisor, stock broker, bank, trust company or other intermediary to determine whether other charges will apply.

Shareholders whose Common Shares are registered in the name of an investment dealer, bank, trust company or other intermediary should immediately contact that intermediary for assistance in depositing their Common Shares if they wish to accept the Offer, in order to take the necessary steps to be able to deposit such Common Shares under the Offer. Intermediaries likely have established tendering cut-off times that are prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

Shareholders should contact the Information Agent and Depositary, or a broker or dealer for assistance in accepting the Offer and in depositing Common Shares with the Depositary.

Dividends and Distributions

Subject to the terms and conditions of the Offer and subject, in particular, to Common Shares being validly withdrawn by or on behalf of a depositing Shareholder, and except as provided below, by accepting the Offer pursuant to the procedures set out herein, a Shareholder deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Common Shares covered by the Letter of Transmittal or book-entry transfer (collectively, the “Deposited Common Shares”) and to all rights and benefits arising from such Deposited Common Shares, including, without limitation, the benefit of any and all dividends, distributions, payments, securities, property or other interests including SRP Rights that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Common Shares or any of them on and after the date of the Offer (other than monthly dividends of $0.04 per Common Share, in accordance with IPL’s publicly disclosed dividend policy as of the date of the Offer), including, without limitation, any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”).

Power of Attorney

The execution of a Letter of Transmittal (or, in the case of Common Shares deposited by book-entry transfer by the making of a book-entry transfer) irrevocably constitutes and appoints, effective at and after the time (the “Effective Time”) that the Offeror takes up the Deposited Common Shares, each director and officer of the Offeror, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Deposited Common Shares (which Deposited Common Shares upon being taken up are, together with any Distributions thereon, hereinafter referred to as the “Purchased Securities”) with respect to such Purchased Securities, with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

(a)	to register or record the transfer and/or cancellation of such Purchased Securities, to the extent consisting of securities, on the appropriate securities registers maintained by or on behalf of IPL;

(b)

for so long as any such Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable Law), as and when requested by the Offeror, any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities, to revoke any such instruments, authorizations or consents given prior to or after the Effective Time, and to designate in any such instruments, authorizations or consents any person or persons as the proxyholder of such Shareholder in respect of such Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of IPL;

(c)

to execute, endorse and negotiate, for an in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of, such Shareholder; and

(d)	to exercise any other rights of a Shareholder with respect to such Purchased Securities, all as set out in the Letter of Transmittal.

A Shareholder accepting the Offer under the terms of the Letter of Transmittal (including by book-entry transfer) revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Common Shares or any Distributions. Such depositing Shareholder agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Common Shares or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Common Shares are not taken up and paid for under the Offer or are withdrawn in accordance with Section 7 of the Offer to Purchase, “Withdrawal of Deposited Common Shares”.

A Shareholder accepting the Offer under the terms of the Letter of Transmittal (including by book-entry transfer) also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of IPL and, except as may otherwise be agreed with the Offeror, not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities, and agrees to designate or appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy or the proxy nominee or nominees of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

Further Assurances

A Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal (including by book-entry transfer) to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror. Each authority therein conferred or agreed to be conferred is, to the extent permitted by applicable Law, irrevocable and may be exercised during any subsequent legal incapacity of such Shareholder and shall, to the extent permitted by applicable Law, survive the death or incapacity, bankruptcy or insolvency of the Shareholder and all obligations of the Shareholder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such Shareholder.

Formation of Agreement; Shareholder’s Representations and Warranties

The acceptance of the Offer pursuant to the procedures set out above constitutes a binding agreement between a depositing Shareholder and the Offeror, effective immediately following the time at which the Offeror takes up the Common Shares deposited by such Shareholder, in accordance with the terms and conditions of the Offer and the Letter of Transmittal. This agreement includes a representation and warranty by the depositing Shareholder that: (i) the Person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made has full power and authority to deposit, sell, assign and transfer the Deposited Common Shares and all rights and benefits arising from such Deposited Common Shares including, without limitation, any Distributions; (ii) the Person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made owns the Deposited Common Shares and any Distributions deposited under the Offer; (iii) the Deposited Common Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Common Shares or Distributions, to any other person; (iv) the deposit of the Deposited Common Shares and Distributions complies with applicable Law; and (v) when the Deposited Common Shares and associated SRP Rights are taken up and paid for by the Offeror, the Offeror will acquire good title thereto (and to any Distributions), free and clear of all security interests, liens, restrictions, charges, encumbrances, claims and rights of others.

4.	Conditions of the Offer

Notwithstanding any other provision of the Offer, but subject to applicable Law, and in addition to (and not in limitation of) the Offeror’s right to vary or change the Offer at any time prior to the Expiry Time pursuant to Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”, the Offeror will not take up, purchase or pay for any Common Shares unless, at 5:00 p.m. (Mountain Standard Time) on June 7, 2021 or such earlier or later time during which Common Shares may be deposited under the Offer, excluding the mandatory 10-day extension period or any Optional Extension Period, there shall have been validly deposited under the Offer and not withdrawn that number of Common Shares, together with the associated SRP Rights, that represent more than 50% of the outstanding Common Shares, excluding any Common Shares beneficially owned, or over which control or direction is exercised, by the Offeror or any Non-Independent Shareholder (the “Statutory Minimum Condition”). In the event that the Statutory Minimum Condition is not satisfied, the Offeror will have the right to withdraw or terminate the Offer or to extend the period of time during which the Offer is open for acceptance. The Statutory Minimum Condition cannot be waived by the Offeror.

In addition, the Offeror will have the right to withdraw the Offer and not take up or pay for any Common Shares deposited under the Offer, unless all of the following additional conditions are satisfied or waived by the Offeror at or prior to 5:00 p.m. (Mountain Standard Time) on June 7, 2021 or such earlier or later time during which Common Shares may be deposited under the Offer, excluding the mandatory 10-day extension period or any Optional Extension Period:

(a)

there shall have been validly deposited pursuant to the Offer and not withdrawn that number of Common Shares (together with the associated SRP Rights) that together with the Common Shares held by the Offeror Group at the Expiry Time, represent at least 66 2⁄3% of the outstanding Common Shares (on a Fully-Diluted Basis) (the “Minimum Tender Condition”);

(b)

the Offeror shall have determined, in its sole judgment, that there does not exist and there shall not have occurred, been discovered or been publicly disclosed since the date of the Offer, a Material Adverse Effect;

(c)

each of the Regulatory Approvals shall have been made, given, obtained or occurred, as the case may be, on terms and conditions acceptable to the Offeror, in its sole discretion, and each such approval shall be in full force and effect and any such occurrence shall not have been invalidated in any manner;

(d)

the Offeror shall have determined, in its sole judgment, that the Shareholder Rights Plan does not and will not adversely affect the Offer or the Offeror, either before or upon the consummation of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, and

(i)

the IPL Board shall have redeemed all outstanding SRP Rights or waived the application of the Shareholder Rights Plan to the purchase of Common Shares by the Offeror under the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction;

(ii)

a cease trade order or an injunction shall have been issued, and no notice of appeal or appeal shall have been filed, that has the effect of prohibiting or preventing the exercise of SRP Rights or the issue of Common Shares upon the exercise of the SRP Rights in relation to the purchase of Common Shares by the Offeror under the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction, which cease trade order or injunction shall be in full force and effect;

(iii)

a court of competent jurisdiction shall have made a final and binding order that the SRP Rights are illegal, invalid or of no force or effect or may not be exercised in relation to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; or

(iv)

the SRP Rights and the Shareholder Rights Plan shall otherwise be or have been held to be unexercisable or unenforceable in relation to the Common Shares with respect to the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction, and no court of competent jurisdiction shall have made a final and binding order that the Offer does not constitute a “Permitted Bid” for purposes of the Shareholder Rights Plan;

(e)	the Offeror shall have determined, in its sole judgment, that:

(i)

no act, action, suit or proceeding shall have been threatened, taken or commenced by or before, and no judgment or order shall have been issued by, any domestic or foreign elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity), any Governmental Entity in Canada, the United States or elsewhere, or other regulatory authority or any other person in any case, whether or not having the force of Law; and

(ii)	no Law shall have been proposed, enacted, promulgated, amended or applied,

in either case: (A) to prevent or challenge the Offer or the Offeror’s ability to maintain the Offer or consummate any Compulsory Acquisition or Subsequent Acquisition Transaction; (B) to cease trade, enjoin, prohibit or impose material limitations or conditions on or make materially more costly the making of the Offer, the purchase by or the sale to the Offeror of the Common Shares, the right of the Offeror to own or exercise full rights of ownership over the Common Shares, or the consummation of any Compulsory Acquisition or Subsequent Acquisition Transaction or which could have any such effect; (C) which has had or could have a Material Adverse Effect; (D) which seeks to compel the Offeror or any of its affiliates to dispose of or hold separate any material portion of the business, properties or assets of IPL or any of its subsidiaries; or (E) which may make uncertain the ability of the Offeror or its affiliates to complete the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction;

(f)

the Offeror shall have determined, in its sole judgment, that neither IPL nor any of its subsidiaries has taken any action, agreed to take any action, disclosed that it intends to take any action or disclosed any previously undisclosed action taken by any of them, that might make it inadvisable for the Offeror to proceed with the Offer, to take up and pay for Common Shares deposited under the Offer or complete any Compulsory Acquisition or Subsequent Acquisition Transaction including, without limitation:

(i)	any purchase, licence, lease or acquisition of an interest in assets or purchase of securities other than in the Ordinary Course;

(ii)	any sale, licence, lease, pledge or disposition of an interest in assets other than sales from operations in the Ordinary Course;

(iii)	any amendment to their respective articles or by-laws;

(iv)

any material capital expenditures, except material capital expenditures in respect of which IPL or any of its subsidiaries have entered into legally binding agreements to incur in the Ordinary Course prior to November 27, 2020;

(v)	any incurrence of debt or of hedge or similar obligations, the granting of any liens or security or agreements restricting the grant of liens or security, other than in the Ordinary Course;

(vi)

except as may be required by Law, the adoption, establishment or entering into of any new, or material amendment to any existing, employment, change in control, severance, compensation, benefit or similar agreement, arrangement or plan with or for one or more of IPL’s employees, consultants or directors (other than the entering into of employment agreements with new employees after November 27, 2020 who are not directors, officers or family members of directors or officers, if made in the Ordinary Course), the making of grants or awards pursuant to any agreements, arrangements or plans to provide for increased benefits to one or more employees, consultants or directors of IPL (other than the making of any grants or awards to the extent required to be made pursuant to any agreement in effect prior to November 27, 2020) or making any payment or otherwise altering the terms of any outstanding awards (including, without limitation, the IPL Incentive Awards) to provide for a payment or other entitlement that represents a material increase from that disclosed in IPL’s public filings or a material deviation from the past practice of IPL;

(vii)	any release, relinquishment or impairment of, or any threat to, any material contractual rights, leases, licences or other statutory rights;

(viii)	any guarantee of the payment of any material amount of indebtedness of a third party;

(ix)

any declaration, payment, authorization of any dividend (other than dividends on the Common Shares that are consistent with IPL’s publicly disclosed dividend policy as of the date hereof), distribution or payment of or on any of its securities, other than interest payments on IPL’s outstanding indebtedness in the Ordinary Course;

(x)

any change to the capitalization of IPL or any of its subsidiaries, including, without limitation, any issuance, authorization, adoption or proposal regarding the issuance of, or purchase, or proposal to purchase, any Common Shares;

(xi)

any take-over bid or tender offer (including, without limitation, an issuer bid or self-tender offer) or exchange offer, merger, amalgamation, plan of arrangement, reorganization, consolidation, business combination, reverse take-over, sale of substantially all of its assets, sale of securities, recapitalization, liquidation, dissolution, winding up or similar transaction involving IPL or any of its subsidiaries;

(xii)

any definitive agreement providing for any issuance of securities or other interests in, and/or any unsecured or secured financing involving IPL or any of its subsidiaries or any other Person holding an interest in the Heartland Petrochemical Complex, which, in the sole judgment of the Offeror: (a) does not appropriately allocate the potential risks and rewards associated with financing, completing or operating the Heartland Petrochemical Complex, as between IPL or any of its subsidiaries and any investor, counterparty, lender, partner or joint venturer in the

Heartland Petrochemical Complex; or (b) might materially reduce the value of the Heartland Petrochemical Complex or might materially reduce the value to the Offeror of IPL or the Common Shares; or

(xiii)	any agreement, commitment or undertaking in respect of any material partnership or joint venture, or any material mutual co-operation agreement or distribution agreement;

(g)

the Offeror shall have determined, in its sole judgment, that no covenant, term or condition (individual or in the aggregate) exists in any material license, permit, instrument or agreement to which IPL or any of its subsidiaries is a party or to which it or any of its assets are subject which, if the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction were consummated, might:

(i)

be impaired or otherwise adversely affected or cause any obligation to vest or accelerate or become due prior to its stated due date (in each case, either immediately, or after notice or passage of time or both) that might materially reduce the value to the Offeror of IPL or the Common Shares or might have a Material Adverse Effect;

(ii)

result in any material liability or obligation of the Offeror, IPL or any of their respective affiliates or subsidiaries; or result in any material restriction upon the Offeror, IPL or any of their respective affiliates or subsidiaries in respect of any of their businesses, operations and assets;

(iii)

result in any breach or default under or cause the suspension or termination of, or give rise to any right of any party to suspend or terminate, any such license, permit, instrument or agreement or any material right or benefit thereunder of IPL or any of its subsidiaries; or

(iv)	limit any material right or benefit of IPL or any of its subsidiaries under, or reduce the value, in any material respect, of any such license, permit, instrument or agreement,

and that might make it inadvisable for the Offeror to proceed with the Offer, to take up and pay for Common Shares deposited under the Offer or complete any Compulsory Acquisition or Subsequent Acquisition Transaction;

(h)	the credit ratings assigned to IPL or its long-term senior unsecured obligations, as applicable, by either S&P or DBRS shall have been lowered to a rating below Investment Grade Rating;

(i)	the Offeror shall have determined, in its sole judgment, that there shall not have occurred or been threatened on or after the date of the Offer:

(i)	any general suspension of trading in, or limitation on prices for, securities on the TSX;

(ii)	any extraordinary or material adverse change in the financial, banking or capital markets or in major stock exchange indices in Canada or the United States;

(iii)	a declaration of a banking moratorium or any suspension of payments in respect of banks in Canada or the United States;

(iv)

any limitation (whether or not mandatory) by any Governmental Entity on, or other event that, in the reasonable judgment of the Offeror, might affect the extension of credit by banks or other financial institutions;

(v)	any material change in currency exchange rates or a suspension or limitation on the markets therefor;

(vi)	a commencement of war or armed hostilities or other national or international calamity involving Canada or the United States; or

(vii)	in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof,

that might make it inadvisable for the Offeror to proceed with the Offer, to take up and pay for Common Shares deposited under the Offer or complete any Compulsory Acquisition or Subsequent Acquisition Transaction;

(j)

neither the Offeror nor any of its affiliates shall have entered into a definitive agreement or an agreement in principle with IPL providing for a plan of arrangement, amalgamation, merger, acquisition of assets or other business combination with IPL or for the acquisition of securities of IPL or for the commencement of a new offer for the Common Shares, pursuant to which the Offeror has determined that the Offer will be withdrawn and/or terminated; and

(k)

the Offeror shall not have become aware of any untrue statement of material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings prior to the date of the Offer in relation to all matters covered in earlier filings), in any document filed by or on behalf of IPL with any Securities Regulatory Authority or elsewhere, which the Offeror shall have determined, in its sole judgment, when considered either individually or in the aggregate, has or could reasonably be expected to have a Material Adverse Effect.

The foregoing conditions are for the exclusive benefit of the Offeror. The Offeror may assert any of the foregoing conditions at any time, regardless of the circumstances giving rise to such assertion (including, without limitation, any action or inaction by the Offeror giving rise to any such assertions). In all cases, when exercising its sole judgment or discretion, the Offeror intends to act reasonably. The Offeror may waive any of the foregoing conditions, in whole or in part, at any time and from time to time without prejudice to any other rights which the Offeror may have. Each of the foregoing conditions is independent of and in addition to each other of such conditions and may be asserted irrespective of whether any other of such conditions may be asserted in connection with any particular event, occurrence or state of facts or otherwise. The failure by the Offeror at any time to exercise or assert any of the foregoing rights shall not be deemed to constitute a waiver of any such right; the waiver of any such right with respect to particular facts or circumstances shall not be deemed to constitute a waiver with respect to any other facts or circumstances, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time by the Offeror. Any determination by the Offeror concerning any event or other matter described in the foregoing conditions will be final and binding upon all parties.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its principal office in Toronto, Ontario. The Offeror, promptly after giving any such notice, shall issue and file a press release announcing such waiver or withdrawal and shall cause the Depositary, if required by Law, as soon as practicable thereafter to notify the Shareholders thereof in the manner set forth in Section 10 of the Offer to Purchase, “Notices and Delivery”, and shall provide a copy of the aforementioned notice to the TSX. If the Offer is withdrawn, the Offeror shall not be obligated to take up or pay for any Common Shares deposited under the Offer and the Depositary will promptly return all Certificates representing deposited Common Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents to the parties by whom they were deposited at the Offeror’s expense. See Section 8 of the Offer to Purchase, “Return of Deposited Common Shares”.

5.	Extension, Variation or Change in the Offer

The Offer is open for acceptance from the date of the Offer until the Expiry Time, subject to extension or variation in the Offeror’s sole discretion or as set out below, unless the Offer is withdrawn by the Offeror. In addition, if the Offeror takes up any Common Shares under the Offer, the Offer will be extended and remain open for the deposit of Common Shares for not less than 10 days from the date on which Common Shares are first taken up.

Subject to the limitations set out below, the Offeror reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance (or at any other time if permitted by applicable Law) to vary the terms of the Offer (including, without limitation, by extending or abridging the period during which Common Shares may be deposited under the Offer where permitted by applicable Law).

Under applicable Law, the Offeror is required to allow Common Shares to be deposited under the Offer for an initial deposit period of at least 105 days. The initial deposit period under the Offer may be shortened in the following circumstances, subject to a minimum deposit period of at least 35 days from the date of the Offer: (i) if IPL issues a deposit period news release in respect of either the Offer or another offeror’s take-over bid that stipulates a deposit period of less than 105 days, the Offeror may vary the terms of the Offer to shorten the initial deposit period to at least the number of days from the date of the Offer as stated in the deposit period news release; or (ii) if IPL issues a news release announcing that it has agreed to enter into, or determined to effect, an Alternative Transaction, the Offeror may vary the terms of the Offer to shorten the initial deposit period to at least 35 days from the date of the Offer. In either case, the Offeror intends to vary the terms of the Offer by shortening the initial deposit period to the shortest possible period consistent with applicable Law.

If, before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, the terms of the Offer are varied, including any reduction of the period during which securities may be deposited under the Offer pursuant to applicable Law, or any extension of the period during which securities may be deposited under the bid pursuant to applicable Law, and whether or not that variation results from the exercise of any right contained in the Offer, the Offeror will promptly (i) issue and file a news release to the extent and in the manner required by applicable Law, and (ii) send a notice of variation in the manner set out in Section 10 of the Offer to Purchase, “Notices and Delivery”, to every person to whom the Offer is required to be sent under applicable Law and whose Common Shares were not taken up before the date of the variation. If there is a notice of variation, the period during which Common Shares may be deposited under the Offer must not expire before 10 days after the date of the notice of variation. If the Offeror is required to send a notice of variation before the expiry of the initial deposit period, the initial deposit period for the Offer must not expire before 10 days after the date of the notice of variation, and the Offeror must not take up Common Shares deposited under the Offer before 10 days after the date of the notice of variation. In addition, the Offeror will file a copy of such notice and will provide a copy of such notice in the manner required by applicable Law as soon as practicable thereafter to IPL, the TSX and the Securities Regulatory Authorities, as applicable. Any notice of variation of the Offer will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.

If, before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer to Purchase or the Circular or any notice of change or notice of variation that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror unless it is a change in a material fact relating to the BIPC Shares), the Offeror will promptly (a) issue and file a news release of such change to the extent and in the manner required by applicable Law, and (b) send a notice of the change in the manner set out in Section 10 of the Offer to Purchase, “Notices and Delivery”, to every person to whom the Offer was required to be sent and whose Common Shares were not taken up before the date of the change. If the Offeror is required to send a notice of change before the expiry of the initial deposit period, the initial deposit period for the Offer must not expire before 10 days after the date of the notice of change, and the Offeror must not take up Common Shares deposited under the Offer before 10 days after the date of the notice of change. In addition, the Offeror will file a copy of such notice and will provide a copy of such notice in the manner required by applicable Law as soon as practicable thereafter to IPL, the TSX and the Securities Regulatory Authorities, as applicable. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.

During any extension or in the event of any variation of the Offer or change in information, all Common Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be taken up by the Offeror in accordance with the terms hereof. An extension of the Expiry Time, a variation of the Offer or a change in information does not, unless otherwise expressly stated, constitute a waiver by the Offeror of its rights under Section 4 of the Offer to Purchase, “Conditions of the Offer”.

Notwithstanding the foregoing, but subject to applicable Law, the Offeror may not make a variation in the terms of the Offer, other than a variation to extend the time during which Common Shares may be deposited under the Offer or a variation to increase the consideration for the Common Shares, after the Offeror becomes obligated to take up Common Shares deposited under the Offer. If the consideration being offered for the Common Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose Common Shares are taken up under the Offer, whether or not such Common Shares were taken up before the increase.

6.	Take-Up of and Payment for Deposited Common Shares

If, at the expiry of the initial deposit period, the Statutory Minimum Condition has been satisfied and all of the other conditions described in Section 4 of the Offer to Purchase, “Conditions of the Offer” have been satisfied or waived by the Offeror, the Offeror will immediately take up the Common Shares validly deposited under the Offer and not withdrawn. The Offeror will pay for Common Shares taken up under the Offer as soon as possible but in any event not later than three business days after the Common Shares are taken up. In accordance with applicable Law, if the Offeror is obligated to take up such Common Shares, the Offeror will extend the period during which Common Shares may be deposited under the Offer for an additional period of at least 10 days following the expiry of the initial deposit period (the “mandatory 10–day extension period”) and may extend the deposit period after expiration of the mandatory 10-day extension period (“Optional Extension Periods”). The Offeror will take up and pay for Common Shares deposited under the Offer during the mandatory 10-day extension period and any Optional Extension Period not later than 10 days after such deposit.

The Offeror will be deemed to have taken up and accepted for payment Common Shares validly deposited and not withdrawn under the Offer if, as and when the Offeror gives written notice, or other communication confirmed in writing, to the Depositary at its principal office in Toronto, Ontario to that effect. Subject to applicable Law, the Offeror expressly reserves the right, in its sole discretion to, on, or after the Expiry Time, terminate or withdraw the Offer and not take up or pay for any Common Shares if any condition specified in Section 4 of the Offer to Purchase, “Conditions of the Offer”, is not satisfied or waived, by giving written notice thereof, or other communication confirmed in writing, to the Depositary at its principal office in Toronto, Ontario. The Offeror will not, however, take up and pay for any Common Shares deposited under the Offer unless it simultaneously takes up and pays for all Common Shares then validly deposited under the Offer and not withdrawn.

The Offeror will pay for Common Shares validly deposited under the Offer that are not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) and certificates or DRS advices for the Share Consideration, as applicable, for transmittal to depositing Shareholders. Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Common Shares on the purchase price of Common Shares purchased by the Offeror, regardless of any delay in making payments for Common Shares.

The Depositary will act as the agent of persons who have deposited Common Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Common Shares under the Offer.

All cash payments under the Offer will be made in Canadian dollars.

Settlement with each Shareholder who has deposited (and not withdrawn) Common Shares under the Offer will be made by the Depositary issuing or causing to be issued a cheque (except for payments in excess of $25 million, which will be made by wire transfer, as set out in the Letter of Transmittal) payable in Canadian funds and/or delivering or causing to be delivered certificates or DRS advices representing the Share Consideration in the amount to which the person depositing Common Shares is entitled. Unless otherwise directed by the Letter of Transmittal, the cheque or certificates or DRS advices will be issued in the name of the registered holder of the Common Shares so deposited. Unless the person depositing the Common Shares instructs the Depositary to hold the cheque or certificates or DRS advices for pick-up by checking the appropriate box in the Letter of Transmittal, the cheque or certificates or DRS advices will be forwarded by first class mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the cheque or certificates or DRS advices will be sent to the address of the registered holder as shown on the securities register maintained by or on behalf of IPL. Cheques or certificates or DRS advices mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable Law, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder.

7.	Withdrawal of Deposited Common Shares

Except as otherwise stated in this Section 7 or as otherwise required by applicable Law, all deposits of Common Shares under the Offer are irrevocable. Unless otherwise required or permitted by applicable Law, any Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a)	at any time before the deposited Common Shares have been taken up by the Offeror under the Offer;

(b)	if the deposited Common Shares have not been paid for by the Offeror within three business days after the Common Shares have been taken up by the Offeror under the Offer; or

(c)	at any time before the expiration of 10 days from the date upon which either:

(i)

a notice of change relating to a change which has occurred in the information contained in the Offer to Purchase or the Circular, or any notice of change or notice of variation, in either case, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror unless it is a change in a material fact relating to the BIPC Shares), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)

a notice of variation concerning a variation in the terms of the Offer (other than a variation in the terms of the Offer consisting solely of an increase in the consideration offered for the Common Shares under the Offer and an extension of the time for deposit to not later than 10 days after the date of the notice of variation or a variation in the terms of the Offer after the expiry of the initial deposit period consisting of either an increase in the consideration offered for the Common Shares or an extension of the time for deposit to not later than 10 days from the date of the notice of variation), is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders or other forms of relief as may be granted by applicable courts or Governmental Entities) and only if such deposited Common Shares have not been taken up by the Offeror at the date of the notice.

Withdrawals of Common Shares deposited under the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be actually received by the Depositary at the place of deposit of the applicable Common Shares (or Notice of Guaranteed Delivery in respect thereof) within the time limits indicated above. Notices of withdrawal: (i) must be made by a method that provides the Depositary with a written or printed copy; (ii) must be signed by or on behalf of the person who signed the Letter of Transmittal accompanying (or Notice of Guaranteed Delivery in respect of) the Common Shares which are to be withdrawn; and (iii) must specify such person’s name, the number of Common Shares to be withdrawn, the name of the registered holder and the Certificate number shown on each Certificate representing the Common Shares to be withdrawn. Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions set out therein), except in the case of Common Shares deposited for the account of an Eligible Institution.

If Common Shares have been deposited pursuant to the procedures for book-entry transfer, as set out in Section 3 of the Offer to Purchase, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, any notice of withdrawal must specify the name and number of the account at CDS to be credited with the withdrawn Common Shares and otherwise comply with the procedures of CDS.

A withdrawal of Common Shares deposited under the Offer can only be accomplished in accordance with the foregoing procedures. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written notice of withdrawal.

Investment dealers, banks, trust companies or other intermediaries may set deadlines for the withdrawal of Common Shares deposited under the Offer that are earlier than those specified above. Shareholders should contact their brokers or other intermediaries for assistance.

All questions as to the validity (including, without limitation, timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion and such determination will be final and binding. There is no duty or obligation of the Offeror, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred or suffered by any of them for failure to give such notice.

If the Offeror extends the period of time during which the Offer is open, is delayed in taking up or paying for Common Shares or is unable to take up or pay for Common Shares for any reason, then, without prejudice to the Offeror’s other rights, Common Shares deposited under the Offer may, subject to applicable Law, be retained by the Depositary on behalf of the Offeror until such Common Shares are withdrawn by Shareholders in accordance with this Section 7 or pursuant to applicable Law.

Withdrawals cannot be rescinded and any Common Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time at or prior to the Expiry Time by following any of the procedures described in Section 3 of the Offer to Purchase, “Manner of Acceptance”.

In addition to the foregoing rights of withdrawal, Shareholders in the provinces and territories of Canada are entitled to one or more statutory rights of rescission, price revision or to damages in certain circumstances. See Section 28 of the Circular, “Statutory Rights”.

8.	Return of Deposited Common Shares

Any Deposited Common Shares that are not taken up and paid for by the Offeror pursuant to the terms and conditions of the Offer for any reason will be returned, at the Offeror’s expense, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal of the Offer, by either (i) sending Certificates representing the Common Shares not purchased by first-class insured mail to the address of the depositing Shareholder specified in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the securities register maintained by or on behalf of IPL, or (ii) in the case of Common Shares deposited by book-entry transfer of such Common Shares pursuant to the procedures set out in Section 3 of the Offer to Purchase, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, such Common Shares will be credited to the depositing holder’s account maintained with CDS or through its US intermediary or broker, as applicable.

9.	Changes in Capitalization; Adjustments; Liens

If, on or after the date of the Offer, IPL should divide, combine, reclassify, consolidate, convert or otherwise change any of the Common Shares or its capitalization, issue any Common Shares, or disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 4 of the Offer to Purchase, “Conditions of the Offer”, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amount payable therefor) to reflect such division, combination, reclassification, consolidation, conversion, issuance, grant, sale or other change. See Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”.

Common Shares and any Distributions acquired under the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including, without limitation, the right to any and all dividends, distributions, payments, securities, property, rights (including SRP Rights), assets or other interests which may be accrued, declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Common Shares, whether or not separated from the Common Shares.

If, on or after the date of the Offer, IPL should declare, set aside or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Common Share, which is or are payable or distributable to Shareholders on a record date prior to the date of transfer into the name of the Offeror or its intermediary or transferee on the securities register maintained by or on behalf of IPL, then (and without prejudice to its rights under Section 4 of the Offer to Purchase, “Conditions of the Offer”): (i) in the case of any such cash dividends, distributions or payments that in an aggregate amount do not exceed the purchase price per Common Share payable, the purchase price per Common Share payable by the Offeror pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment, and (ii) in the case of any such cash dividends, distributions or payments that in an aggregate amount exceeds the purchase price per Common Share payable by the Offeror pursuant to the Offer, or in the case of any non- cash dividend, distribution, payment, securities, property, rights, assets or other interests, the whole of any such dividend, distribution, payment, securities, property, rights, assets or other interests (and not simply the portion that exceeds the purchase price per Common Share payable by the Offeror under the Offer), the amount of any excess will be received and held by the depositing Shareholder for the account of the Offeror and will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. The Offeror will be entitled to deduct from the consideration payable by the Offeror under the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

The declaration or payment of any such dividend or distribution may have tax consequences not described under Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations” or in Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”. Shareholders should consult their own tax advisors as to the tax consequences of the declaration or payment of any such dividend or distribution.

10.	Notices and Delivery

Without limiting any other lawful means of giving notice, and unless otherwise specified by applicable Law, any notice to be given by the Offeror or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Shareholders at their respective addresses as shown on the register maintained by or on behalf of IPL in respect of the Common Shares, and, unless otherwise specified by applicable Law, will be deemed to have been received on the first business day following the date of mailing. For this purpose, “business day” means any day other than a Saturday, Sunday or statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail services following mailing. Except as otherwise permitted by applicable Law, if mail service is interrupted or delayed following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by applicable Law, if post offices in Canada are not open for the deposit of mail, any notice which the Offeror or the Depositary may give or cause to be given to Shareholders under the Offer will be deemed to have been properly given and to have been received by Shareholders if (i) it is given to the TSX for dissemination through its facilities, (ii) it is published once in the National Edition of The Globe and Mail or The National Post and in Québec, in Le Journal de Montréal or Le Devoir, in French, or (iii) it is delivered to any of NASDAQ, Cision or Canada Newswire for dissemination through their respective facilities.

The Offer to Purchase and Circular and the accompanying Letter of Transmittal and Notice of Guaranteed Delivery will be mailed to registered Shareholders by first class mail, postage prepaid, or made available in such other manner as is permitted by applicable Law and the Offeror will use its reasonable efforts to furnish such documents to investment dealers, banks and similar persons whose names, or the names of whose nominees, appear in the register maintained by or on behalf of IPL in respect of the Common Shares or, if security position listings are available, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to the beneficial owners of Common Shares where such listings are received.

These securityholder materials are being sent to both registered and non-registered owners of securities. If you are a non- registered owner, and the Offeror or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable regulatory requirements from the intermediary holding such securities on your behalf.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the Toronto, Ontario office of the Depositary specified in the Letter of Transmittal or the Notice of Guaranteed Delivery, as applicable.

11.	Mail Service Interruption

Notwithstanding the provisions of the Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, cheques and/or certificates and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to cheques, certificates or any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited Certificate(s) for Common Shares were delivered until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror shall provide notice of any such determination not to mail made under this Section 11 as soon as reasonably practicable after the making of such determination and in accordance with Section 10 of the Offer to Purchase, “Notices and Delivery”. Notwithstanding Section 6 of the Offer to Purchase, “Take-Up of and Payment for Deposited Common Shares”, cheques, certificates and any other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing Shareholder at the Toronto, Ontario office of the Depositary.

12.	Market Purchases and Sales of Common Shares

The Offeror reserves the right to, and may, acquire or cause an affiliate to acquire beneficial ownership of Common Shares by making or arranging for purchases through the facilities of the TSX at any time, and from time to time, prior to the Expiry Time subject to and in accordance with applicable Law. In no event, however, will the Offeror (or its affiliates) make any such purchases of Common Shares until the third business day following the date of the Offer and the Offeror shall comply with the following requirements under Section 2.2(3) of NI 62-104, in the event it decides to make any such purchases:

(a)	such intention shall be stated in a news release issued and filed at least one business day prior to making such purchases;

(b)	the aggregate number of Common Shares beneficially acquired shall not exceed five percent of the outstanding Common Shares as of the date of the Offer, calculated in accordance with applicable Law;

(c)	the purchases shall be made in the normal course in Canada through the facilities of the TSX (and no purchases will be pre-arranged with a buyer that resides in the U.S.);

(d)

the Offeror shall issue and file a news release containing the information required under applicable Law immediately after the close of business of the TSX on each day on which Common Shares have been purchased, and such news release will also be filed with the SEC; and

(e)

the broker involved in such trades shall provide only customary broker services and receive only customary fees or commissions, and no solicitation for the sale or purchase of Common Shares shall be made by the Offeror or its agents (other than under the Offer) or the seller or its agents.

Purchases pursuant to Section 2.2(3) of NI 62-104 will not be counted in any determination as to whether the Statutory Minimum Condition has been fulfilled, but will be counted in determining whether the Minimum Tender Condition has been satisfied. Purchases pursuant to Section 2.2(3) of NI 62-104 will also comply with the rules and regulations of the United States, including Rule 14e-5 under the U.S. Exchange Act. To the extent information about such purchases is made public in Canada, such information will be disclosed by means of a press release or other means reasonably calculated to inform Shareholders in the United States of such information.

Although the Offeror has no present intention to sell Common Shares taken up under the Offer, the Offeror reserves the right to make or enter into agreements, commitments or understandings at or prior to the Expiry Time to sell any of such Common Shares after the Expiry Time, subject to applicable Law and to compliance with section 2.7(2) of NI 62-104. For the purposes of this Section 12, the “Offeror” includes any person acting jointly or in concert with the Offeror.

13.	Other Terms of the Offer

(a)

The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom.

(b)

The Offeror reserves the right to transfer to one or more affiliates of the Offeror the right to purchase all or any portion of the Common Shares deposited pursuant to the Offer, but any such transfer will not relieve the Offeror of its obligations under the Offer and will in no way prejudice the rights of persons depositing Common Shares to receive payment for Common Shares validly deposited and accepted for payment under the Offer.

(c)

In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the Laws of such jurisdiction.

(d)

No broker, dealer or other person has been authorized to give any information or make any representation on behalf of the Offeror not contained herein or in the accompanying Circular, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of the Offeror or the Depositary and the Information Agent for the purposes of the Offer.

(e)

The provisions of the cover pages, Summary, Questions and Answers About the Offer, the Glossary, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer to Purchase, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer.

(f)

The Offeror, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the terms and conditions of the Offer (including, without limitation, the satisfaction of the conditions of the Offer), the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawals of Common Shares.

(g)

The Offer to Purchase and Circular do not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders residing in any jurisdiction in which the making or the acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, the Offeror may, in the Offeror’s sole discretion, take such action as the Offeror may deem necessary to make the Offer in any jurisdiction and extend the Offer to Shareholders in any such jurisdiction.

(h)

The Offeror reserves the right to waive any defect in acceptance with respect to any particular Common Shares or any particular Shareholder. There shall be no duty or obligation of the Offeror, the Depositary and the Information Agent, or any other person to give notice of any defect or irregularity in the deposit of Common Shares or in any notice of withdrawal and, in each case, no liability shall be incurred or suffered by any of them for failure to give such notice.

DATED: February 22, 2021.

BISON ACQUISITION CORP.

By:	(signed) Sam Pollock
Name: Sam Pollock Title: Chief Executive Officer

The Offer to Purchase and the accompanying Circular together constitute the take-over bid circular required under Canadian securities legislation with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

CIRCULAR

This Circular is furnished in connection with the accompanying Offer dated February 22, 2021 to purchase all of the issued and outstanding Common Shares, together with the associated SRP Rights, of IPL. The terms and conditions of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Shareholders should refer to the Offer to Purchase for details of the terms and conditions of the Offer, including, without limitation, details as to payment and withdrawal rights. Unless the context otherwise requires, terms used but not defined in the Circular have the respective meanings given to them in the accompanying Glossary.

No securities tendered to the Offer will be taken up until (a) more than 50% of the outstanding securities of the class sought (excluding those securities beneficially owned, or over which control or direction is exercised, by the Offeror or any person acting jointly or in concert with the Offeror) have been tendered to the Offer, (b) the minimum deposit period under the applicable securities Laws has elapsed, and (c) any and all other conditions of the Offer have been complied with or waived, as applicable. If these criteria are met, the Offeror will take up securities deposited under the Offer in accordance with applicable securities Laws and extend the Offer for an additional minimum period of 10 days to allow for further deposits of securities.

Unless otherwise indicated, the information concerning IPL contained in the Offer to Purchase and Circular has been taken from or is based solely upon publicly available documents and records on file with Securities Regulatory Authorities and other public sources available at the time of the Offer. Although the Offeror has no knowledge that would indicate that any statements contained herein and taken from or based on such information are untrue or incomplete, none of the Offeror or any of its officers or directors assumes any responsibility for the accuracy or completeness of such information or for any failure by IPL to disclose events or facts that may have occurred or that may affect the significance or accuracy of any such information but that are unknown to the Offeror. The Offeror does not have any means of verifying the accuracy or completeness of any of the information contained herein that is derived from publicly available information regarding IPL or whether there has been any failure by IPL to disclose events or facts that may have occurred or may affect the significance or accuracy of such information. Unless otherwise indicated, information concerning IPL, BIP and BIPC is given as of February 19, 2021.

All currency amounts expressed herein, unless otherwise indicated, are in Canadian dollars.

1.	The Offeror

The Offeror has been established by BIF IV, a private fund managed by Brookfield Asset Management Inc., for the purposes of making the Offer as described herein. BIF IV is Brookfield’s latest flagship global infrastructure fund, and has total equity commitments of US$20 billion. Brookfield Infrastructure is the largest limited partner in BIF IV and will participate in the Offer both through its interest in BIF IV and alongside BIF IV on a co-investment basis through contribution of the BIPC Shares.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management Inc., a global alternative asset manager with approximately US$600 billion of assets under management, and is a leading global infrastructure company that owns and operates high-quality, essential, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. It is focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access Brookfield Infrastructure’s portfolio either through BIP, a listed Bermuda-based exempted limited partnership, or BIPC, a listed Canadian corporation.

BIPC is a corporation existing under the laws of the Province of British Columbia. BIPC was established by Brookfield Infrastructure as a vehicle to own and operate certain infrastructure assets on a global basis.

Specifically, its operations consist principally of the ownership and operation of a regulated gas transmission system in Brazil and of regulated distribution operations in the United Kingdom, but upon Brookfield’s recommendation and allocation of opportunities to BIPC, it intends to seek acquisition opportunities in other sectors with similar attributes. Brookfield Infrastructure’s current operations consist of utilities, transport, midstream and data businesses in North and South America, Europe and Asia Pacific. BIP’s registered office is located at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda. BIPC’s head office is located at 250 Vesey Street, 15th Floor, New York NY 10281 and its registered office is located at 1055 West Georgia Street Suite 1500, P.O Box 11117, Vancouver, British Columbia, V6E 4N7.

The BIPC Shares are listed for trading on each of the TSX and the NYSE under the symbol “BIPC” and the BIP Units are listed for trading on the TSX under the symbol “BIP.UN” and on the NYSE under the symbol “BIP”. Each BIPC Share has been structured with the intention of providing an economic return equivalent to one BIP Unit. Each of BIPC and BIP is a reporting issuer or the equivalent in each of the provinces and territories of Canada. BIPC was created to provide investors with greater flexibility in how they access Brookfield Infrastructure’s globally diversified portfolio of high-quality infrastructure assets. The issuance of the BIPC Shares as the Share Consideration is subject to receipt of customary approvals from the TSX and the NYSE.

For further information regarding each of BIP and BIPC, refer to their respective filings with applicable Securities Regulatory Authorities, which may be obtained through SEDAR at www.sedar.com.

2.	IPL

IPL was formed under the Business Corporations Act (Alberta) (the “ABCA”) pursuant to an amalgamation on September 2, 2013 and is the corporate successor of Inter Pipeline Fund, a limited partnership formerly established under the laws of Alberta.

IPL’s head and registered office is located at Suite 3200, 215 — 2nd Street SW Calgary, AB T2P 1M4.

For further information regarding IPL, refer to IPL’s filings with applicable Securities Regulatory Authorities, which may be obtained through SEDAR at www.sedar.com.

3.	Certain Information Concerning Securities of IPL

IPL Securities subject to the Offer

IPL’s authorized share capital consists of an unlimited number of Common Shares without nominal or par value and an unlimited number of convertible shares. Holders of Common Shares are entitled to: (i) one vote at all meetings of shareholders of IPL except meetings at which only holders of a specified class of share are entitled to vote; (ii) subject to the prior rights and privileges attaching to any other class of shares, the right to receive any dividend on the Common Shares declared by IPL; and (iii) subject to the prior rights and privileges attaching to any other class of shares, the right to receive the remaining property of IPL upon dissolution.

Based on information disclosed on the TSX website as of February 19, 2021, there were issued and outstanding 429,219,175 Common Shares.3

Based solely on the information above, the Offeror understands that 387,370,318 Common Shares would be subject to the Offer, excluding Common Shares beneficially owned by the Offeror Group.

Trading in IPL Securities

The Common Shares are traded on the TSX under the symbol “IPL”.

[3]	Source: https://www.money.tmx.com/en/quote/IPL.

The following table sets forth, for the periods indicated, the reported high and low trading prices and the aggregate volume of trading of the Common Shares on the TSX.

	Trading of Common Shares
	High ($)	Low ($)	Volume (#)
August 2020	14.90	12.53	33,294,138
September 2020	14.47	12.55	59,556,875
October 2020	13.52	11.23	54,594,334
November 2020	13.98	11.40	44,551,743
December 2020	13.75	11.74	49,575,551
January 2021	13.67	11.83	39,150,853
February 1-19, 2021	18.02	12.86	33,347,950

Source: Bloomberg

The volume weighted average trading price of the Common Shares on the TSX over the 30 trading days ended on February 10, 2021, being the last trading day on the TSX prior to the public announcement by the Offeror of its intention to make the Offer, was $13.07 per Common Share, and the closing price of the Common Shares on the TSX on that date was $13.40.

4.	Background to the Offer

In the ordinary course of business, Brookfield continually evaluates potential investment opportunities and possible acquisitions of businesses, joint ventures, business combinations and other commercial transactions that may be available to support Brookfield’s businesses, including by advancing the investment objectives of Brookfield’s managed clients investment funds or other vehicles, which include its flagship public companies, such as Brookfield Infrastructure, as well as its private funds, such as BIF IV.

Beginning in March 2020, Brookfield identified IPL as an attractive investment opportunity for BIF IV and began to acquire Common Shares through the facilities of the TSX, and, in addition, in June 2020 began acquiring exposure to the economics of the Common Shares through cash-settled share swap transactions (collectively, “Total Return Swap”) with an ISDA swap dealer (which swap exposure does not give Brookfield any right to vote, or direct or influence the voting, acquisition, or disposition of any Common Shares by the ISDA swap dealer). Brookfield continued to acquire Common Shares and obtain additional economic exposure under the Total Return Swap periodically until October 2020, for purposes of holding the position as an investment within BIF IV’s portfolio.

On June 15, 2020, Brian Baker, Managing Partner and Chief Investment Officer in Brookfield’s Infrastructure Group, spoke by telephone with Spil Kousinioris, IPL’s Vice President, Corporate Development. Mr. Baker and Mr. Kousinioris discussed general developments regarding IPL’s business and the energy infrastructure sector, as well as IPL’s proposed strategic process regarding the Heartland Petrochemical Complex. Mr. Baker and Mr. Kousinioris ended the conversation with a suggestion for a follow up discussion in person in Calgary in the early autumn, should circumstances permit.

On September 11, 2020, Mr. Baker and Paul Hawksworth, Senior Vice President in Brookfield’s Infrastructure Group, met with Christian Bayle, IPL’s President and Chief Executive Officer, and Mr. Kousinioris in Calgary. The meeting covered an overview of Brookfield’s infrastructure business, a general discussion of trends in the energy infrastructure sector and discussions regarding some of the challenges facing IPL’s business.

Messrs. Baker and Hawksworth met with Messrs. Bayle and Kousinioris again on November 4, 2020. At the November 4th meeting, Messrs. Baker and Hawksworth informed Messrs. Bayle and Kousinioris that Brookfield was a significant investor in IPL and expressed Brookfield’s interest in exploring a potential strategic acquisition of IPL. Mr. Baker and Mr. Kousinioris spoke by telephone again on November 5, 2020 when Mr. Kousinioris indicated that for IPL to have further discussions on the matter, an appropriate next step would be a written expression of interest that could be shared with the IPL Board.

On November 11, 2020, Brookfield sent a letter to Christian Bayle, IPL’s President and Chief Executive Officer, confirming Brookfield’s interest in exploring a potential strategic transaction with IPL and re-iterating to Mr. Bayle that Brookfield was one of IPL’s largest investors. Brookfield conveyed its concerns regarding the deterioration of IPL’s cost of capital and expressed reservations in the likelihood that IPL’s process to find a capital partner for the Heartland Petrochemical Complex would result in a suitable outcome for IPL absent significant structural protections for a new investor. Brookfield also stated its belief that IPL would be better served as a private company with a strong financial sponsor.

Following receipt by IPL of the November 11th letter, Sam Pollock, Managing Partner and Chief Executive Officer of Brookfield’s Infrastructure Group, and Mr. Baker met by telephone with Mr. Bayle and Richard Shaw, Chairman of the IPL Board. Messrs. Bayle and Shaw acknowledged Brookfield’s position set out in the November 11th letter and requested that Brookfield submit an indicative non-binding proposal that could be brought to the IPL Board for consideration.

On November 27, 2020, Brookfield sent a letter to Messrs. Bayle and Shaw outlining a non-binding proposal (the “Initial Proposal”) for an indicative transaction framework for a take-private acquisition of IPL pursuant to which Brookfield would acquire all of the issued and outstanding Common Shares in a consensual transaction. The Initial Proposal set forth an indicative value range of $17.00 to $17.50 per Common Share, with up to 10% of the total consideration being in the form of BIPC Shares. In the Initial Proposal, Brookfield indicated it was willing to include a mutually acceptable “go-shop” arrangement in any definitive agreement executed in connection with a consensual transaction, providing IPL with an opportunity to solicit competing offers to ensure the transaction represented a full and fair market valuation.

On December 2, 2020, Messrs. Pollock and Baker received a telephone call from Messrs. Bayle and Shaw in response to the Initial Proposal. Messrs. Bayle and Shaw indicated that the IPL Board had engaged financial advisors and legal counsel and intended to provide further feedback on the Initial Proposal in the following week.

On December 11, 2020, Messrs. Pollock and Baker received a further telephone call from Messrs. Bayle and Shaw. Messrs. Bayle and Shaw indicated that the IPL Board viewed the value range set forth in the Initial Proposal as below the value at which the IPL Board was willing to engage in further discussions. Messrs. Bayle and Shaw confirmed that the IPL Board would be willing to engage in further discussions if Brookfield were willing to increase the value being offered in respect of a potential take-private acquisition.

On December 18, 2020, Brookfield sent a further letter to Messrs. Bayle and Shaw outlining a revised non-binding proposal (the “Revised Proposal”) for an indicative framework for a take-private acquisition of IPL, and setting forth an indicative offer price of $18.25 per Common Share, and including up to 20% of the consideration offered under the Revised Proposal to be satisfied in BIPC Shares. In the Revised Proposal, Brookfield reiterated its willingness to include a mutually acceptable “go-shop” arrangement in any definitive agreement. Following delivery of the Revised Proposal by Brookfield, Mr. Baker telephoned Mr. Bayle to confirm his receipt of the Revised Proposal and to express Brookfield’s expectation that IPL would respond to the Revised Proposal in early January 2021, following the holiday break.

On January 8, 2021, Messrs. Pollock and Baker met by telephone with Messrs. Bayle and Shaw to discuss the Revised Proposal. Messrs. Bayle and Shaw indicated that the IPL Board remained unwilling to engage in further discussions with Brookfield at the valuation set forth in the Revised Proposal, but indicated that Brookfield should meet with IPL’s financial advisor, TD Securities Inc., to discuss the assumptions supporting Brookfield’s valuation.

On January 12, 2021, Mr. Baker, Mr. Hawksworth and Scott Peak, Managing Partner and Chief Investment Officer in Brookfield’s Infrastructure Group met by telephone with Alec Clark, Managing Director and Head of

Global Energy at TD Securities Inc., to discuss the work performed and underlying assumptions supporting Brookfield’s valuation in the Revised Proposal. During the conversation, Messrs. Baker, Hawksworth and Peak explained to TD Securities Inc. that Brookfield’s view was the Revised Proposal reflected a full and fair value for IPL which represented significant premiums in the range of 40% to 50% to IPL’s trading prices at various times during the discussions between Brookfield and IPL. Following the telephone meeting, Mr. Baker telephoned Mr. Clark to further discuss Brookfield’s views on changes in cost of capital impacting the midstream sector, and to convey the value to IPL of Brookfield’s proposed inclusion of the “go-shop” mechanism in Brookfield’s Revised Proposal to allow IPL’s Board to fulfill its fiduciary duties by allowing for a market test of Brookfield’s offer. Mr. Clark indicated that they were going to provide the IPL Board with feedback from our discussion during a meeting he thought was to take place during the week of January 18th.

On January 15, 2021, Mr. Pollock sent an email to Mr. Shaw emphasizing some of the material aspects of our Revised Proposal that had been discussed with TD Securities Inc., including that the Revised Proposal was structured to be friendly to Shareholders, particularly in offering a well above-market premium, including BIPC Shares as partial consideration, and providing for a “go shop” mechanism.

On January 22, 2021, Messrs. Pollock and Baker received a telephone call from Messrs. Bayle and Shaw. Messrs. Bayle and Shaw confirmed that IPL was preparing a written response to the Revised Proposal, which IPL expected to send to Brookfield on January 25th.

On January 25, 2021, Messrs. Pollock and Baker received a letter from IPL confirming again that the IPL Board was not prepared to move forward with Brookfield in respect of a potential take-private acquisition at the valuation and on the terms set forth in the Revised Proposal. IPL indicated in the letter that further discussions with Brookfield regarding a pre-emptive sale of IPL would need to be of a value at or greater than $24 per Common Share.

On January 27, 2021, Mr. Baker met with Mr. Bayle by telephone where Mr. Baker informed Mr. Bayle that Brookfield was going to reassess the situation over the next several weeks before responding.

On February 10, 2021, after markets had closed, Mr. Pollock met with Mr. Shaw by telephone to advise Mr. Shaw that Brookfield felt it had made a compelling proposal to the IPL Board but that, in light of the $24 per Common Share valuation first disclosed in the January 25th letter, it seemed clear that the IPL Board was not prepared to engage with Brookfield on the terms set forth in the Revised Proposal. As such, Brookfield believed the Shareholders should be made aware of Brookfield’s take-private proposal. During the conversation, Mr. Pollock confirmed that Brookfield would be proceeding to announce its intention to make the Offer later that evening.

Later on February 10, 2021, Brookfield issued a press release announcing its intention to make the Offer.

5.	Reasons to Accept the Offer

The Offeror believes that the Offer represents a full and fair price and provides a compelling opportunity for Shareholders to maximize the value of their investment in IPL today. Shareholders will benefit from both (i) the receipt of a premium and (ii) the opportunity to participate in the future growth of a well-known Canadian corporation with a globally diversified portfolio of high-quality infrastructure assets.

Shareholders should consider the following factors, among others, in determining whether to accept the Offer.

Financial and Strategic Benefits of the Transaction

The Offeror believes that the Offer is in the best interests of IPL and the Shareholders and that Shareholders should have the opportunity to determine what is best for their investment. Brookfield has a long-term reputation as a responsible acquiror and owner of large-scale infrastructure companies, and believes that the Offer is compelling for IPL, its Shareholders and its various stakeholders for the following key reasons:

Significant Premium to both IPL’s Recent Trading Levels and IPL’s Analyst Consensus Estimates

•	23% premium to the closing price of $13.40 per Common Share on February 10, 2021, the last trading day prior to announcement of this Offer.

•	28% premium to the 30-day volume-weighted average share price of $13.07 per Common Share for the period ended February 10, 2021.

•

10% premium to research analyst forward-looking share price targets, which averaged $14.98 per Common Share on February 10, 2021, as well as a significant premium to the trading levels of IPL’s relevant Canadian midstream comparable companies.

Immediate Catalyst to Surface Value in a Security that has Significantly Underperformed in the Public Equity Markets

•

IPL’s share price performance continues to lag behind its peers, and its credit profile continues to be challenged, despite a strong recovery in global equity markets and a return of commodity prices to pre-COVID levels.

•

To date, IPL has incurred significant capital expenditures in excess of budget and timeline delays related to the construction of the Heartland Petrochemical Complex. This resulted in IPL incurring high leverage levels, which increased its financial risk profile in the eyes of rating agencies. On March 31, 2020, S&P downgraded its issuer credit rating on IPL to ‘BBB-’ from ‘BBB+’ with a negative outlook, lowered its issue-level rating on IPL’s then $3.325 billion of senior unsecured notes to ‘BBB-’ from ‘BBB+’, and lowered the issue-level rating on IPL’s subordinated notes to ‘BB’ from ‘BBB-’. Further, S&P stated: “The downgrade reflects considerably weaker financial performance than our previous forecast, depressed commodity prices, and heightened capital spending for the ambitious Heartland Petrochemical Complex”.

•	In March 2020, IPL cut its dividend by 72%. Brookfield is not aware that any of IPL’s Canadian Infrastructure Peers have resorted to cutting its dividend over the past 20 years.

•

IPL has significantly underperformed the broader market and has the lowest 1-year and 5-year total shareholder returns among its Canadian Infrastructure Peers (which are noted below). IPL’s dramatic dividend cut, elevated financial risks, and deteriorated credit ratings have all contributed to IPL’s significant share price underperformance.

Note: Total return figures shown as at February 10, 2021. Canadian Infrastructure Peers are Enbridge Inc., Gibson Energy Inc., Keyera Corp., Pembina Pipeline Corporation, and TC Energy Corporation.

Note: Total return figures shown as at February 10, 2021.

Opportunity for Immediate Liquidity at a Compelling Valuation

•

The Offer represents a compelling valuation and an opportunity to realize a significant premium today. In the absence of the Offer, Shareholders will continue to be exposed to significant risks in respect of the Heartland Petrochemical Complex including potential for further construction delays, cost overruns, and time to fully commercialize the project, as demonstrated by the lack of communicated contracting progress to date.

•

The ability of IPL to meaningfully improve its financial profile and resume dividend growth is going to take time. Start-up for the integrated Heartland Petrochemical Complex is not expected until early 2022, assuming no further delays, and establishing a stable operating history and commercial profile may require an incremental 6 - 12 month timeline to late 2022 or early 2023. Additionally, rating agencies will no doubt expect IPL to responsibly decrease leverage levels sufficiently before revisiting the dividend level. A return to IPL’s historical dividend level is not anticipated by the market within the next two years.

•

The accelerating importance of environmental, social and governance (“ESG”) principles has directed investor funds flow away from carbon intensive industries creating a permanent head-wind for the energy sector. This changing sentiment has increased the cost of capital for publicly listed energy infrastructure companies such as IPL. As such, Brookfield believes the Offer provides Shareholders an enhanced opportunity to surface value at a time when capital is exiting the sector.

•

For Shareholders seeking immediate liquidity, the Offer provides Shareholders the option to elect to receive all of their consideration in cash, subject to an aggregate limit of approximately $4.9 billion, representing 76.2% of the Offer’s total consideration.

Note: Represents run-rate dividend yield over time. Canadian Infrastructure Peers are Enbridge Inc., Gibson Energy Inc., Keyera Corp., Pembina Pipeline Corporation, and TC Energy Corporation.

Opportunity to Participate in Brookfield Infrastructure’s World-Class Infrastructure Platform

•

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. Its business model generates high-quality cash flows and is underpinned by critical infrastructure assets with high barriers to entry, characterized as having:

•	Stable underlying cash flows — 95% regulated or contracted

•	Highly diversified business — 8 asset classes across four continents

•	High margins and strong cash conversion — 85%+ cash conversion

•	Recession resistant attributes — 65% of the business not subject to volume risk

•

Brookfield Infrastructure has a strong track record of prudently utilizing leverage while maintaining strong credit ratings and improving cost of capital for its businesses. BIP is currently rated BBB+ by S&P.

•	BIP has delivered ~10% annual distribution growth and an 18% annualized total return since inception.

•

Shareholders have the option to elect to receive all of their consideration in BIPC Shares (subject to pro-ration as set out herein), representing an equity interest in a large-scale, global infrastructure company with a long-term track record of delivering compelling returns to Shareholders. Each BIPC Share is intended to provide its holder with an economic return that is equivalent to that of a BIP Unit.

Total Returns Over Time

	1 Year	3 Year	5 Year	10 Year
IPL (TSX)	-35%	-25%	-9%	59%
BIP (NYSE)	11%	65%	226%	522%
S&P 500 Index	19%	58%	136%	261%
S&P/TSX Composite	7%	35%	78%	81%

Note: Total return figures shown as at February 10, 2021.

Brookfield Infrastructure is Uniquely Positioned to Support IPL as a Private Company Through the Environmental Social & Governance Focused Transition

•

Brookfield recognizes that ESG sentiment among public investors is evolving at an unprecedented pace as increasing amounts of invested capital shift to ESG themed investments as governments implement new legislation seeking carbon neutrality and net zero emissions targets. Brookfield believes that IPL, as part of a larger, more diversified enterprise, will benefit from Brookfield’s proven operating capabilities, its leading renewable energy platform as well as stewardship around ESG transition investing.

•

Under Brookfield’s ownership, IPL will continue to operate as an independent company, based in Calgary, where Brookfield has been a longstanding investor with over US$10 billion of assets under management across its real estate and property portfolio, its existing infrastructure investments as well as several private equity investments that service the energy sector.

•

The Offeror believes that IPL should be owned and operated as a private company with a strong financial sponsor. Brookfield has been a patient private capital investor for over 120 years, and has typically found the private capital arena to best align with the practicalities of managing and appropriately valuing a business such as IPL.

This Offer has been unanimously approved by the Offeror’s board of directors and is not subject to any due diligence condition, financing condition or Brookfield shareholder or other approval conditions.

The Offeror expects that the Offer would be completed in the second quarter of 2021, subject to receipt of all necessary Regulatory Approvals.

6.	Purpose of the Offer

The purpose of the Offer is to enable the Offeror to acquire all of the outstanding Common Shares. The effect of the Offer is to give all Shareholders the opportunity to receive for each Common Share (i) the Cash Consideration, which is $16.50 in cash or (ii) the Share Consideration, which is 0.206 of a BIPC Share. The exchange ratio for the Share Consideration has been calculated based on the closing price of the BIPC Shares on February 10, 2021, the last trading day prior to the announcement of the Offeror’s intention to make this Offer. Shareholders may choose to receive Cash Consideration for some of their Common Shares and Share Consideration for their remaining Common Shares, subject, in each case, to pro-ration as set out herein. The Offer delivers a 28% premium to IPL’s 30-day volume-weighted average share price of $13.07 as of February 10, 2021, the last trading day prior to the Offeror announcing its intention to make the Offer, and a 23% premium over IPL’s closing price of $13.40 as of that date. The conditions of the Offer are described in Section 4 of the Offer to Purchase, “Conditions of the Offer”.

The Offer is open for acceptance from the date of the Offer until 5:00 p.m. (Mountain Standard Time) on June 7, 2021, or such earlier or later time or times and date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”, unless the Offer is withdrawn by the Offeror.

If the conditions of the Offer are satisfied or waived at the Expiry Time and the Offeror takes up and pays for the Common Shares validly deposited under the Offer, the Offeror intends to acquire any Common Shares not deposited under the Offer through a Compulsory Acquisition, if available, or to propose a Subsequent Acquisition Transaction, in each case for consideration per Common Share at least equal in value to and in the same form as the consideration paid by the Offeror per Common Share under the Offer (subject to the applicable pro-rationing procedures set out in Section 1, “The Offer” of the Offer to Purchase). The exact timing and details of any such transaction will depend upon a number of factors, including, without limitation, the number of Common Shares acquired pursuant to the Offer. Although the Offeror intends to propose either a Compulsory Acquisition or a Subsequent Acquisition Transaction generally on the terms described herein, it is possible that, as a result of delays in the Offeror’s ability to effect such a transaction, information subsequently obtained by the Offeror, changes in general economic or market conditions or in the business of IPL or other currently unforeseen circumstances, such a transaction may not be proposed, may be delayed or abandoned or may be proposed on different terms. Accordingly, the Offeror reserves the right not to propose a Compulsory Acquisition or Subsequent Acquisition Transaction, or to propose a Subsequent Acquisition Transaction on terms other than as described in the Circular. See Section 13 of the Circular, “Acquisition of Common Shares Not Deposited”.

7.	Effects of the Offer

If the Offer is successful, the Offeror intends to effect certain changes with respect to the composition of the IPL Board to allow designees of the Offeror to become members of the IPL Board and to represent a majority of the IPL Board. The Offeror has not developed any specific proposals with respect to IPL or its operations, or any changes in its assets, business strategies, management or personnel following the acquisition of the Common Shares pursuant to the Offer. The Offeror is considering how best to integrate the operations of IPL following the successful completion of the Offer.

If permitted by applicable Law, the Offeror intends to cause IPL to apply to delist the Common Shares from the TSX as soon as practicable after completion of the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction. In addition, if permitted by applicable Law, subsequent to the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror may cause IPL to file an application to cease to be a reporting issuer under the securities Laws of each province and territory of Canada in which it has such status. See Section 17 of the Circular, “Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer”.

If the Offer and a Compulsory Acquisition or a Subsequent Acquisition Transaction are successful:

(a)	the Offeror will own all of the equity interests in IPL and the Offeror will be entitled to all the benefits and risks of loss associated with such ownership;

(b)

current Shareholders will no longer have any interest in IPL or in IPL’s assets, book value or future earnings or growth and the Offeror will hold a 100% interest in such assets, book value, future earnings and growth;

(c)	the Offeror will have the right to elect all members of the IPL Board;

(d)

IPL will no longer be publicly traded and if IPL ceases to be a reporting issuer under applicable securities Laws of each province and territory of Canada, IPL will no longer file periodic reports (including, without limitation, financial information) with any Securities Regulatory Authorities; and

(e)	the Common Shares will no longer trade on the TSX or any other securities exchange.

If the Offeror takes up Common Shares under the Offer but is unable to complete a Compulsory Acquisition or Subsequent Acquisition Transaction, then IPL will continue as a public company and the Offeror will evaluate its alternatives. Such alternatives could include, to the extent permitted by applicable Law, purchasing additional Common Shares in the open market, in privately negotiated transactions or pursuant to another take-over bid or other transaction, and thereafter proposing an amalgamation, arrangement or other transaction which would result in our ownership of 100% of the Common Shares. Under such circumstances, an amalgamation, arrangement or other transaction would require the approval of at least 66 2⁄3% of the votes cast by the Shareholders, and might require approval of a majority of the votes cast by holders of Common Shares other than us and our affiliates. There is no certainty that under such circumstances any such transaction would be proposed or completed by us.

8.	Information Regarding BIPC and BIP

Information Regarding BIPC

Authorized and Outstanding Share Capital

BIPC’s authorized share capital is comprised of an unlimited number of BIPC Shares, an unlimited number of class B multiple voting shares, an unlimited number of class C non-voting shares, an unlimited number of class A senior preferred shares and an unlimited number of class B junior preferred shares. As at December 31, 2020 there were issued and outstanding 44,960,449 BIPC Shares, 1 class B multiple voting share (the “Class B Shares”) and 1,402,451 class C non-voting shares (the “Class C Shares”).

BIP beneficially owns for its own account, or exercise control or direction over, securities carrying 10% or more of the voting rights attached to the BIPC Shares.

Each BIPC Share is intended to provide its holder with an economic return that is equivalent to that of a BIP Unit. BIPC therefore expects that the market price of the BIPC Shares will be significantly impacted by the market price of the BIP Units and the combined business performance of Brookfield Infrastructure.

Except as otherwise expressly provided in the articles of BIPC or as required by law, each holder of BIPC Shares is entitled to receive notice of, and to attend and vote at, all meetings of BIPC shareholders. Each holder of BIPC Shares is entitled to cast one vote for each BIPC Share held at the record date for determination of shareholders entitled to vote on any matter. Except as otherwise expressly provided in the articles or as required by law, the holders of BIPC Shares and Class B Shares vote together and not as separate classes. Holders of BIPC Shares hold an aggregate 25% voting interest in BIPC.

The holders of BIPC Shares are entitled to receive dividends as and when declared by the BIPC board of directors, subject to the special rights of the holders of all classes and series of any shares ranking senior to the BIPC Shares with respect to priority in payment of dividends. It is expected that each BIPC Share will receive identical dividends to the distributions paid on each BIP Unit.

Holders of BIPC Shares have the right to exchange all or a portion of their BIPC Shares for one BIP Unit per BIPC Share held (subject to adjustment in the event of certain dilutive or other capital events by BIPC or BIP) or its cash equivalent plus all unpaid dividends, if any (the form of payment to be determined by BIPC in its sole discretion). BIP may elect to satisfy BIPC’s exchange obligation by acquiring all of the tendered BIPC Shares in exchange for one BIP Unit per BIPC Share held (subject to adjustments in the event of certain dilutive or other capital events by BIPC or BIP) or its cash equivalent plus all unpaid dividends, if any (the form of payment to be determined at the sole election of BIP). In the event that a tendering holder of BIPC Shares has not received the number of BIP Units or its cash equivalent in satisfaction of the tendered BIPC Shares, then such tendering holder will be entitled to receive the equivalent amount from Brookfield pursuant to the rights agreement between Brookfield Asset Management Inc. and Wilmington Trust, National Association (the “Rights Agreement”) until March 31, 2025. BIPC and BIP currently intend to satisfy any exchange requests on the BIPC Shares through the delivery of BIP Units rather than cash.

BIPC intends to rely on the prospectus exemption set forth in section 2.42(1)(b) of National Instrument 45-106 — Prospectus Exempt Distributions for the delivery of BIP Units to holders of BIPC Shares upon the exchange, redemption or acquisition of any such BIPC Shares.

For a more detailed description of the BIPC Shares, please refer to the BIPC annual report on Form 20-F for the fiscal year ended December 31, 2020 dated February 12, 2021 (the “BIPC Annual Report”), as updated by BIP’s subsequent filings with Securities Regulatory Authorities in Canada that are incorporated by reference in this Circular.

Consolidated Capitalization

The following table sets forth the consolidated capitalization of BIPC based on its audited consolidated financial statements as of December 31, 2020 (a) on an actual basis, and (b) as adjusted to reflect the BIPC Shares issued as part of the consideration relating to the acquisition by the Offeror of all outstanding Common Shares under the Offer. The financial information set out below should be read in conjunction with BIPC’s audited consolidated financial statements for the year ended December 31, 2020 which are incorporated by reference herein. Other than as set forth below, there have been no material changes to BIPC’s share and loan capital since December 31, 2020.

	December 31, 2020
	Actual	As adjusted(1)
	(in US$ millions)
Cash and cash equivalents	192	192

Non-recourse borrowings	3,477	3,477
Exchangeable and Class B Shares(2)	2,221	3,162
Loans payable to subsidiaries of BIP	1,143	202

Equity attributable to:
Brookfield Infrastructure Partners L.P.	(1,722)	(1,722)
Non-controlling interest	1,150	1,150

Total equity	(572)	(572)

Capitalization	6,461	6,461

(1)

In connection with the Offer, BIPC will issue BIPC Shares to BIP or one of its subsidiaries for cash consideration, which cash consideration will be used to repay existing intercompany debt payable to BIP. Following the issuance, BIP or one of its subsidiaries will deliver the BIPC Shares to the Offeror for use as the Share Consideration under the Offer.

(2)	BIPC Shares are classified as liabilities under IFRS due to their exchangeable features. Class B Shares are classified as a liability due to its cash redemption feature.

Price Range and Trading Volume

The BIPC Shares are listed for trading on the TSX and the NYSE under the symbol “BIPC”.

The following table sets forth, for the periods indicated, the high and low trading prices in Canadian dollars and trading volumes of the BIPC Shares on the TSX, as reported by the TSX.

	Price Range		Volume (in 000’s)
Period	High ($)	Low ($)
February 2020(1)	n.a.	n.a.	n.a.
March 2020	60.00	49.29	1,594
April 2020	59.07	48.35	4,729
May 2020	66.91	57.00	2,743
June 2020	70.18	58.78	2,869
July 2020	66.28	58.69	1,990
August 2020	70.49	61.45	1,601
September 2020	75.89	63.89	2,870
October 2020	78.49	70.50	1,747
November 2020	91.49	73.23	3,250
December 2020	94.38	83.71	1,587
January 2021	93.00	80.00	1,136
February 1 — 19, 2021	88.40	74.31	1,053

(1)	The BIPC Shares commenced regular-way trading on March 31, 2020.

The following table sets forth, for the periods indicated, the high and low trading prices in U.S. dollars and trading volumes of the BIPC Shares on the NYSE, as reported by the NYSE.

	Price Range		Volume (in 000’s)
Period	High (US$)	Low (US$)
February 2020(1)	n.a.	n.a.	n.a.
March 2020	40.60	32.54	69
April 2020	42.41	34.04	1,424
May 2020	47.59	40.70	368
June 2020	51.68	43.05	4,642
July 2020	49.30	43.13	1,292
August 2020	53.29	45.48	1,058
September 2020	56.69	48.84	1,198
October 2020	59.15	52.70	1,298
November 2020	70.22	55.04	1,292
December 2020	74.26	64.77	1,172
January 2021	72.94	62.87	1,111
February 1 — 19, 2021	68.91	58.60	888

(1)	The BIPC Shares commenced regular-way trading on March 31, 2020.

The closing price of the BIPC Shares on the TSX and the NYSE on February 10, 2021, being the last trading day on the TSX prior to the public announcement by BIPC of its intention to make the Offer, was $79.97 and US$62.91, respectively.

Prior Sales

In the 12-month period prior to the date hereof, BIPC distributed approximately 32,600,000 BIPC Shares on March 31, 2020 to the public holders of BIP Units as of March 20, 2020 and approximately 13,700,000 BIPC Shares to Brookfield. Holders of the BIP Units, including Brookfield in respect of its redeemable partnership units (“RPUs”), received one BIPC Share for every nine BIP Units or RPUs held on March 31, 2020 (the

“Special Distribution”). Holders of the BIP Units and RPUs did not pay any cash consideration for the BIPC Shares received as part of the Special Distribution.

On August 30, 2019, BIPC issued one common share to Brookfield Infrastructure Holdings (Canada) Inc. (“Canada HoldCo”) in exchange for US$100. This common share was re-designated as a Class B Share in accordance with the notice of articles of BIPC filed on March 16, 2020.

In connection with the acquisition of BIPC’s operating assets from Brookfield Infrastructure, BIPC issued 1,398,680 Class C Shares to Holding LP on March 30, 2020, representing an issuance price per Class C Share of US$35.75. In addition, BIPC issued 46,353,094 BIPC Shares to Holding LP, representing an issuance price per BIPC Share of US$35.75. As a result of the settlement of fractional shares in connection with the Special Distribution, 3,771 of these BIPC Shares were retained by BIP and transferred to Canada HoldCo on March 31, 2020. Upon acquisition by Canada HoldCo, all such BIPC Shares were converted into Class C Shares on a one-for-one basis in accordance with BIPC’s articles.

On July 29, 2020, BIPC Holding LP sold 5,080,700 BIPC Shares at a price of $62.25 per BIPC Share pursuant to a public secondary offering in Canada.

Dividends

On February 3, 2021, it was announced that the board of directors of BIPC declared a quarterly dividend in the amount of US$0.51 per BIPC Share, payable on March 31, 2021 to shareholders of record as at the close of business on February 26, 2021.

Information Regarding BIP

Authorized and Outstanding Share Capital

BIP’s authorized share capital is comprised of an unlimited number of BIP Units and an unlimited number of Class A Preferred Limited Partnership Units, issuable in series. As at December 31, 2020 there were issued and outstanding 295,429,987 BIP Units, 4,989,265 Class A Preferred Limited Partnership Units, Series 1; 4,989,262 Class A Preferred Limited Partnership Units, Series 3; 9,986,588 Class A Preferred Limited Partnership Units, Series 5; 11,979,750 Class A Preferred Limited Partnership Units, Series 7; 7,986,595 Class A Preferred Limited Partnership Units, Series 9; 9,936,190 Class A Preferred Limited Partnership Units, Series 11; and 8,000,000 Class A Preferred Limited Partnership Units, Series 13. On January 21, 2021, BIP issued 8,000,000 Class A Preferred Limited Partnership Units, Series 14.

The BIP Units are non-voting limited partnership interests in BIP. Holders of BIP Units are not entitled to the withdrawal or return of capital contributions in respect of the BIP Units, except to the extent, if any, that distributions are made to such holders pursuant to BIP’s limited partnership agreement or upon the liquidation of BIP as described in the BIP Annual Report (as defined below) or as otherwise required by applicable law. Except to the extent expressly provided in BIP’s limited partnership agreement, a holder of BIP Units will not have priority over any other holder of BIP Units, either as to the return of capital contributions or as to profits, losses or distributions. The BIP Units rank junior to BIP’s preferred limited partnership units with respect to priority in the payment of distributions and in the distribution of the assets of BIP in the event of the liquidation, dissolution or winding-up of BIP, whether voluntary or involuntary, as further described in the BIP Annual Report. Holders of BIP Units will not be granted any pre-emptive or other similar right to acquire additional interests in BIP. In addition, holders of BIP Units do not have any right to have their BIP Units redeemed by BIP.

For a more detailed description of the BIP Units, please refer to the BIP annual report on Form 20-F for the fiscal year ended December 31, 2019 (the “BIP Annual Report”), as updated by BIP’s subsequent filings with securities regulatory authorities in Canada that are incorporated by reference in this Circular.

Consolidated Capitalization

The following table sets forth the consolidated capitalization of BIP based on its unaudited consolidated financial statements as at September 30, 2020 (a) on an actual basis, and (b) as adjusted to take into account the acquisition by the Offeror of all outstanding Common Shares under the Offer. The financial information set out below should be read in conjunction with BIP’s unaudited interim consolidated financial statements for the nine month period ended September 30, 2020 which are incorporated by reference herein as well as the unaudited pro forma consolidated balance sheet of BIP as at September 30, 2020 and the unaudited pro forma consolidated statement of comprehensive income of BIP for the nine month period ended September 30, 2020, giving effect to the proposed acquisition of all outstanding Common Shares under the Offer, in the manner set forth therein, set forth at Appendix A hereto. Other than as set forth below, there have been no material changes to BIP’s share and loan capital since September 30, 2020 other than (i) the redemption of $450 million of medium term notes in October 2020, and (ii) the offering and use of proceeds of US$200 million of Class A Preferred Limited Partnership Units, Series 14 in January 2021.

Normal;

	September 30, 2020
	Actual	As adjusted(1)(2)
	(in US$millions)
Cash and cash equivalents	1,012	1,037

Corporate borrowings	2,882	3,455
Non-recourse borrowings	20,604	26,998
Liabilities	23,486	30,453

Partnership Capital
Limited partners	3,695	3,669
General partner	17	17
Non-controlling interest attributable to:
RPUs held by Brookfield	1,466	1,455
BIPC Shares	556	1,749
Exchange LP Units	10	10
Interest of others in operating subsidiaries	13,768	16,536
Preferred unitholders	1,130	1,130
Total partnership capital	20,642	24,566

Capitalization	45,140	56,056

(1)

Please refer to Appendix A for a summary of the pro forma adjustments. The “as adjusted” column does not reflect indebtedness incurred or repaid by BIP since September 30, 2020 other than as contemplated in connection with the Offer.

(2)	Brookfield anticipates that Brookfield Infrastructure will indirectly have a 40% interest in the Common Shares taken up under the Offer.

Price Range and Trading Volume

The BIP Units are listed for trading on the TSX under the symbol “BIP.UN” and the NYSE under the symbol “BIP”.

The following table sets forth, for the periods indicated, the high and low trading prices in Canadian dollars and trading volumes of the BIP Units on the TSX, as reported by the TSX.

	Price Range		Volume (in 000’s)
Period	High ($)	Low ($)
February 2020(1)	67.62	60.34	7,341
March 2020(1)	65.52	33.92	25,136
April 2020	57.91	48.02	12,960
May 2020	59.99	52.77	7,763
June 2020	60.63	53.00	10,361
July 2020	59.90	52.90	6,799
August 2020	60.92	55.04	5,591
September 2020	64.75	56.07	8,251
October 2020	64.48	56.55	7,467
November 2020	69.04	57.04	7,778
December 2020	66.69	62.53	7,495
January 2021	69.62	61.40	6,328
February 1 - 19, 2021	69.94	63.59	4,091

(1)	On March 31, 2020, holders of BIP Units received one BIPC Share for every nine BIP Units held. Pre-distribution figures are presented on an unadjusted basis.

The following table sets forth, for the periods indicated, the high and low trading prices in U.S. dollars and trading volumes of the BIP Units on the NYSE, as reported by the NYSE.

	Price Range		Volume (in 000’s)
Period	High (US$)	Low (US$)
February 2020(1)	50.61	44.51	1,416
March 2020(1)	48.49	23.16	4,957
April 2020	41.46	33.85	3,771
May 2020	42.60	37.41	1,949
June 2020	45.29	38.76	1,962
July 2020	44.50	38.95	1,309
August 2020	46.02	41.26	1,291
September 2020	48.55	43.00	1,479
October 2020	48.64	42.31	1,372
November 2020	52.72	43.04	1,713
December 2020	52.38	48.67	1,501
January 2021	54.40	48.28	1,713
February 1 - 19, 2021	54.72	50.00	1,621

(1)	On March 31, 2020, holders of BIP Units received one BIPC Share for every nine BIP Units held. Pre-distribution figures are presented on an unadjusted basis.

The closing price of the BIP Units on the TSX and the NYSE on February 10, 2021, being the last trading day on the TSX prior to the public announcement by BIP of its intention to make the Offer, was $66.79 and US$52.56, respectively.

Prior Sales

In the 12-month period before the date hereof, BIP made the following issuances of BIP Units:

(a)

on March 31, 2020, in connection with the reinvestment of distributions, BIP issued 75,830 BIP Units pursuant to its distribution reinvestment plan (the “Distribution Reinvestment Plan”) at a purchase price of US$32.4356 per BIP Unit;

(b)	on June 30, 2020, in connection with the reinvestment of distributions, BIP issued 57,615 BIP Units pursuant to its Distribution Reinvestment Plan at a purchase price of US$41.4768 per BIP Unit;

(c)	on September 30, 2020, in connection with the reinvestment of distributions, BIP issued 49,590 BIP Units pursuant to its Distribution Reinvestment Plan at a purchase price of US$47.0190 per BIP Unit;

(d)	on December 31, 2020, in connection with the reinvestment of distributions, BIP issued 41,153 BIP Units pursuant to its Distribution Reinvestment Plan at a purchase price of US$50.0294 per BIP Unit;

(e)

during the 12-month period ending February 19, 2021, in connection with the exchange of exchangeable limited partnership units of Brookfield Infrastructure Partners Exchange LP, BIP issued 0.3 million BIP Units;(1) and

(f)	during the period commencing March 31, 2020 and ending February 19, 2021, in connection with the exchange of BIPC Shares, BIP issued 1.4 million BIP Units.(1)

(1)	This does not include price information for the BIP Units distributed because these BIP Units were distributed pursuant to an exchange.

Distributions

On February 3, 2021, it was announced that the board of directors of the general partner of BIP declared a quarterly distribution in the amount of US$0.51 per BIP Unit, payable on March 31, 2021 to unitholders of record as at the close of business on February 26, 2021.

9.	Source of Funds

The Offeror’s obligation to purchase the Common Shares deposited under the Offer is not subject to any financing condition.

The maximum amount of cash payable under the Offer, and the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, as applicable, will be $4.9 billion. The Offeror will finance the cash payable under the Offer through committed funds available to it as a subsidiary of BIF IV. Pursuant to subscription agreements signed by the limited partners of BIF IV, BIF IV has firm funding commitments in an amount not less than the Maximum Cash Consideration.

Through contribution of cash and BIPC shares, BIP is expected to acquire an indirect ownership of approximately 40% of IPL. The pro forma financial statements included in Appendix A have been prepared under this basis.

10.	Ownership and Trading in Securities of IPL

Ownership in Securities of IPL

As of the date hereof:

(a)

The Offeror and its affiliates (the “Offeror Group”) beneficially own and exercise control or direction over 41,848,857 Common Shares, being approximately 9.75% of the issued and outstanding Common Shares, calculated on the basis of 429,219,175 Common Shares issued and outstanding as disclosed on the TSX website as of February 19, 2021[5]; and

[5]	Source: https://www.money.tmx.com/en/quote/IPL

(b)	to the knowledge of the Offeror, after reasonable inquiry and other than as described herein:

(i)	no associates or affiliates of an insider of the Offeror beneficially own or exercise control or direction over any securities of IPL;

(ii)	no insider of the Offeror beneficially owns or exercises control or direction over any securities of IPL; and

(iii)	no person acting jointly or in concert with the Offeror beneficially owns or exercises control or direction over any securities of IPL.

Additionally, certain members of the Offeror Group entered into the Total Return Swap, pursuant to which the Offeror Group has obtained economic exposure to an aggregate of 42,492,698 Common Shares. The Total Return Swap affords economic exposure to Common Shares, but does not give any member of the Offeror Group any right to vote, or direct or influence the voting, acquisition, or disposition of any Common Shares.

Trading in Securities of IPL

Except as disclosed below, during the six-month period preceding the Offer, no Common Shares have been traded by the Offeror. To the knowledge of the Offeror, after reasonable enquiry, none of the shareholders, directors and officers of the Offeror, no associate or affiliate of an insider of the Offeror and no insider of the Offeror has traded any securities of the Offeror during the six-month period preceding the date of the Offer except as set forth below:

Description of Security	Number of Securities Purchased	Purchase Price of Security	Date of the Transaction
Common Shares	130,100	$12.9004	2020-10-08
Common Shares	200,000	$12.9525	2020-10-13
Common Shares	300,000	$12.9324	2020-10-14
Common Shares	300,000	$12.7727	2020-10-15
Common Shares	298,900	$12.8091	2020-10-16
Common Shares	200,000	$12.7224	2020-10-19
Common Shares	102,500	$12.8353	2020-10-20

11.	Commitments to Acquire Securities of IPL

None of the Offeror nor, to the knowledge of the Offeror, after reasonable enquiry, any of its directors or officers, any associate or affiliate of an insider of the Offeror, any insider of the Offeror other than a director or officer of the Offeror or any person acting jointly or in concert with the Offeror, has entered into any agreements, commitments or understandings to acquire any securities of IPL.

12.	Other Material Facts

The Offeror does not have knowledge of any material fact concerning the securities of IPL that has not been generally disclosed by IPL, or any other matter that is not disclosed in the Circular and that has not previously been generally disclosed, and that would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

13.	Acquisition of Common Shares Not Deposited

If sufficient Common Shares are deposited under the Offer, the Offeror intends to acquire the remaining Common Shares pursuant to the right of Compulsory Acquisition provided in the ABCA. If the Offeror acquires less than 90% of the Common Shares subject to the Offer, or the right of Compulsory Acquisition is not available for any reason, or the Offeror chooses not to avail itself of such statutory right, the Offeror may, at its option, pursue other means of acquiring the remaining Common Shares not deposited under the Offer pursuant to a Subsequent Acquisition Transaction. The Offer is conditional upon, among other things, the Statutory Minimum Condition and the Minimum Tender Condition being satisfied. These and other conditions of the Offer are described in Section 4 of the Offer to Purchase, “Conditions of the Offer”.

Compulsory Acquisition

If, by the Expiry Time or within 120 days after the date of the Offer, whichever period is the shorter, the Offeror takes up and pays for 90% or more of the outstanding Common Shares under the Offer, other than Common Shares held at the date of the Offer by or on behalf of the Offeror, or an affiliate or associate of the Offeror (as those terms are defined in the ABCA), then the Offeror intends to acquire the remainder of the Common Shares by way of a compulsory acquisition pursuant to Part 16 of the ABCA (a “Compulsory Acquisition”) for consideration per Common Share not less than, and in the same form as, the Offer consideration, subject to pro-rationing.

To exercise its statutory right of Compulsory Acquisition, the Offeror must send a notice (the “Offeror’s Notice”) to each Shareholder who did not accept the Offer (and each Person who subsequently acquires any such Common Shares) (in each case, a “Non-Tendering Offeree”) of such proposed acquisition within 60 days after the date of the termination of the Offer and in any event within 180 days after the date of the Offer. Within 20 days after the Offeror sends the Offeror’s Notice, the Offeror must pay or transfer to IPL the consideration the Offeror would have to pay or transfer to the Non-Tendering Offerees if they had elected to accept the Offer, to be held in trust for the Non-Tendering Offerees. In accordance with subsection 196(l) of the ABCA, within 20 days after receipt of the Offeror’s Notice, each Non-Tendering Offeree must send the Certificate(s) representing the Common Shares held by such Non-Tendering Offeree to IPL and must elect either to transfer such Common Shares to the Offeror on the terms of the Offer or to demand payment of the fair value of such Common Shares held by such holder by so notifying the Offeror within 20 days after the Non-Tendering Offeree receives the Offeror’s Notice. A Non- Tendering Offeree who does not, within 20 days after the Non-Tendering Offeree received the Offeror’s Notice, notify the Offeror that the Non-Tendering Offeree is electing to demand payment of the fair value of the Non-Tendering Offeree’s Common Shares is deemed to have elected to transfer such Common Shares to the Offeror on the same terms that the Offeror acquired Common Shares from the Shareholders who accepted the Offer. If a Non-Tendering Offeree has elected to demand payment of the fair value of such Common Shares, the Offeror may apply to the Court to hear an application to fix the fair value of such Common Shares of such Non-Tendering Offeree. If the Offeror fails to apply to the Court within 20 days after it made the payment or transferred the consideration to IPL referred to above, the Non-Tendering Offeree may then apply to the Court within a further period of 20 days to have the Court fix the fair value. If there is no such application made by the Non-Tendering Offeree within such period, the Non-Tendering Offeree will be deemed to have elected to transfer such Common Shares to the Offeror on the terms that the Offeror acquired Common Shares from the Shareholders who accepted the Offer. Any judicial determination of the fair value of the Common Shares could be less or more than the amount paid pursuant to the Offer.

As of the date of this Circular, it is the Offeror’s current intention that, in the event that the Offeror completes a Compulsory Acquisition, the Offeror will effect an amalgamation of IPL and the Offeror or a direct subsidiary of the Offeror following the Compulsory Acquisition. However, the Offeror may determine at its sole discretion not to amalgamate IPL with the Offeror or its subsidiary.

If all of the requirements of Part 16 of the ABCA are first fulfilled after the Expiry Time or within 120 days after the date of the Offer, whichever is earlier, the Offeror may apply to a court having jurisdiction for an extension of such period pursuant to Section 205 of the ABCA.

The foregoing is a summary only of the right of Compulsory Acquisition which may become available to the Offeror and the dissent rights that may be available to a Non-Tendering Offeree, and is qualified by its entirety by the provisions of Part 16 of the ABCA. The provisions of Part 16 of the ABCA are complex and may require strict adherence to notice and timing provisions, failing which a Non-Tendering Offeree’s rights may be lost or altered. Shareholders should refer to Part 16 of the ABCA for the full text of the relevant statutory provisions, and those who wish to be better informed about the provisions of the ABCA should consult their legal advisors.

See Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”, for a discussion of the tax consequences to Shareholders in the event of a Compulsory Acquisition.

Subsequent Acquisition Transaction

If the Offeror acquires less than 90% of the Common Shares under the Offer, the right of Compulsory Acquisition described above is not available for any reason, or the Offeror chooses not to avail itself of such statutory right, the Offeror intends to pursue other means of acquiring the remaining Common Shares not deposited under the Offer, including, without limitation, causing one or more special meetings to be called of the then Shareholders to consider an amalgamation, statutory arrangement, capital reorganization, amendment to its articles, consolidation or other transaction involving the Offeror and/or an affiliate of the Offeror and IPL and/or the Shareholders for the purpose of IPL becoming, directly or indirectly, a wholly-owned subsidiary or affiliate of the Offeror (a “Subsequent Acquisition Transaction”). If the Offeror were to proceed with a Subsequent Acquisition Transaction, it is the Offeror’s current intention that the consideration to be paid to Shareholders pursuant to any such Subsequent Acquisition Transaction would be equal in amount to and in the same form as that payable under the Offer.

The timing and details of a Subsequent Acquisition Transaction, if any, will necessarily depend on a variety of factors, including, without limitation, the number of Common Shares acquired pursuant to the Offer. If after taking up Common Shares under the Offer the Offeror owns more than 66 2⁄3% of the outstanding Common Shares and sufficient votes can be cast by “minority” holders to constitute a majority of the “minority” pursuant to MI 61-101, as discussed below, the Offeror should own sufficient Common Shares to be able to effect a Subsequent Acquisition Transaction. There can be no assurances that the Offeror will pursue a Compulsory Acquisition or Subsequent Acquisition Transaction.

MI 61-101 may deem a Subsequent Acquisition Transaction to be a “business combination” if such Subsequent Acquisition Transaction would result in the interest of a holder of Common Shares being terminated without the consent of the holder, irrespective of the nature of the consideration provided in substitution therefor. The Offeror expects that any Subsequent Acquisition Transaction relating to Common Shares will be a “business combination” under MI 61-101.

In certain circumstances, the provisions of MI 61-101 may also deem certain types of Subsequent Acquisition Transactions to be “related party transactions”. However, if the Subsequent Acquisition Transaction is a “business combination” carried out in accordance with MI 61-101 or an exemption under MI 61-101, the “related party transaction” provisions therein do not apply to such transaction. Following completion of the Offer, the Offeror may be a “related party” of IPL for the purposes of MI 61-101, although the Offeror expects that any Subsequent Acquisition Transaction would be a “business combination” for purposes of MI 61-101 and that therefore the “related party transaction” provisions of MI 61-101 would not apply to the Subsequent Acquisition Transaction. The Offeror intends to carry out any such Subsequent Acquisition Transaction in accordance with MI 61-101, or any successor provisions, or an exemption under MI 61-101, such that the “related party transaction” provisions of MI 61-101 would not apply to such Subsequent Acquisition Transaction.

MI 61-101 provides that, unless exempted, a corporation proposing to carry out a business combination is required to prepare a valuation of the affected securities (and, subject to certain exceptions, any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. The Offeror currently intends to rely on available exemptions (or, if such exemptions are not available, to seek waivers pursuant to MI 61-101 exempting IPL and the Offeror or one or more of its affiliates, as appropriate) from the valuation requirements of MI 61-101. An exemption is available under MI 61-101 for certain business combinations completed within 120 days after the date of expiry of a formal take-over bid where the consideration per security under the business combination is at least equal in value to and is in the same form as the consideration that depositing security holders were entitled to receive in the take-over bid, provided that certain disclosure is given in the take-over bid disclosure documents. The Offeror has provided such disclosure and currently expects that these exemptions will be available.

Depending on the nature and terms of the Subsequent Acquisition Transaction, the provisions of the ABCA and IPL’s constating documents may require the approval of at least 66 2⁄3% of the votes cast by holders of the outstanding Common Shares at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction. MI 61-101 would also require that, in addition to any other required security holder approval, in order to complete a business combination (such as a Subsequent Acquisition Transaction), the approval of a majority of the votes cast by “minority” shareholders of each class of affected securities must be obtained unless an exemption is available or discretionary relief is granted by applicable Securities Regulatory Authorities. If, however, following the Offer, the Offeror and its affiliates are the registered holders of 90% or more of the Common Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to minority Shareholders.

In relation to the Offer and any subsequent business combination, the “minority” Shareholders will be, unless an exemption is available or discretionary relief is granted by applicable Securities Regulatory Authorities, all Shareholders other than (i) the Offeror (other than in respect of Common Shares acquired pursuant to the Offer as described below), (ii) any “interested party” (within the meaning of MI 61-101), (iii) certain “related parties” of the Offeror or of any other “interested party” (in each case within the meaning of MI 61-101) including any director or senior officer of the Offeror, affiliate or insider of the Offeror or any of their directors or senior officers, and (iv) any “joint actor” (within the meaning of MI 61-101) with any of the foregoing persons. MI 61-101 also provides that the Offeror may treat Common Shares acquired under the Offer as “minority” shares and to vote them, or to consider them voted, in favour of such business combination if, among other things: (a) the business combination is completed not later than 120 days after the Expiry Time; (b) the consideration per security in the business combination is at least equal in value to and in the same form as the consideration paid under the Offer; and (c) the Shareholder who tendered such Common Shares to the Offer was not (i) a “joint actor” (within the meaning of MI 61-101) with the Offeror in respect of the Offer, (ii) a direct or indirect party to any “connected transaction” (within the meaning of MI 61-101) to the Offer, or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a “collateral benefit” (within the meaning of MI 61-101) or consideration per Common Share that is not identical in amount and form to the entitlement of the general body of holders in Canada of Common Shares. The Offeror currently intends that the consideration offered for Common Shares under any Subsequent Acquisition Transaction proposed by it would be equal in value to, and in the same form as, the consideration paid to Shareholders under the Offer and that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Time and, accordingly, the Offeror intends to cause Common Shares acquired under the Offer to be voted in favour of any such transaction and, where permitted by MI 61-101, to be counted as part of any minority approval required in connection with any such transaction. See Section 10 of the Circular, “Ownership and Trading in Securities of IPL”.

Any such Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Common Shares. The exercise of such right of dissent, if certain procedures are complied with by the holder, could lead to a judicial determination of fair value required to be paid to such Non-Tendering Offeree for its Common Shares. The fair value so determined could be more or less than the amount paid per Common Share pursuant to such transaction or pursuant to the Offer. The exact terms and procedures of the rights of dissent available to Shareholders will depend on the structure of the

Subsequent Acquisition Transaction and will be fully described in the proxy circular or other disclosure document provided to Shareholders in connection with the Subsequent Acquisition Transaction.

Whether or not a Subsequent Acquisition Transaction will be proposed, and the details of any such Subsequent Acquisition Transaction, including, without limitation, the timing of its implementation and the consideration to be received by the minority Shareholders, will necessarily be subject to a number of considerations, including, without limitation, the number of Common Shares acquired pursuant to the Offer. Although the Offeror may propose a Compulsory Acquisition or a Subsequent Acquisition Transaction on the same terms as the Offer, it is possible that, as a result of the number of Common Shares acquired under the Offer, delays in the Offeror’s ability to effect such a transaction, information hereafter obtained by the Offeror, changes in general economic, industry, regulatory or market conditions or in the business of IPL, or other currently unforeseen circumstances, such a transaction may not be so proposed or may be delayed or abandoned. The Offeror expressly reserves the right to propose other means of acquiring, directly or indirectly, all of the outstanding Common Shares in accordance with applicable Law, including, without limitation, a Subsequent Acquisition Transaction on terms not described in this Circular.

As of the date of this Circular, it is the Offeror’s current intention that, in the event that the Offeror pursues a Subsequent Acquisition Transaction, any Subsequent Acquisition Transaction it proposes will include an amalgamation of IPL and a direct subsidiary of the Offeror. However, the Offeror may determine at its sole discretion not to amalgamate IPL with the Offeror or its subsidiary.

If the Offeror is unable to, or determines at its option not to, effect a Compulsory Acquisition or propose a Subsequent Acquisition Transaction, or proposes a Subsequent Acquisition Transaction but cannot obtain any required approvals or exemptions promptly, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable Law, purchasing additional Common Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from IPL. Subject to applicable Law, any additional purchases of Common Shares could be at a price greater than, equal to, or less than the price to be paid for Common Shares under the Offer and could be for cash, securities and/or other consideration. Alternatively, the Offeror may take no action to acquire additional Common Shares, or, subject to applicable Law, may either sell or otherwise dispose of any or all Common Shares acquired under the Offer, on terms and at prices then determined by the Offeror, which may vary from the price paid for Common Shares under the Offer. See Section 12 of the Offer to Purchase, “Market Purchases and Sales of Common Shares”.

The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder of accepting the Offer. See Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”. Shareholders should consult their legal advisors for a determination of their legal rights and the tax consequences to them, having regard to their own particular circumstances with respect to a Subsequent Acquisition Transaction.

Legal Matters

Shareholders should consult their respective legal advisors for a determination of their respective legal rights with respect to any transaction that may constitute a business combination.

14.	Agreements, Commitments or Understandings

There are (i) no agreements, commitments or understandings made or proposed to be made between the Offeror and any of the directors or officers of IPL, including for any payment or other benefit proposed to be made or given by way of compensation for loss of office or their remaining in or retiring from office if the Offer is successful, and (ii) no agreements, commitments or understandings made or proposed to be made between the Offeror and any security holder of IPL relating to the Offer.

There are no agreements, commitments or understandings between the Offeror and IPL relating to the Offer and the Offeror is not aware of any agreement, commitment or understanding that could affect control of IPL.

Except as otherwise disclosed herein, there are no material direct or indirect interests in the transactions contemplated herein, whether through security holdings or otherwise, of affiliates of any of BIPC, BIP or, to the knowledge of the Offeror, of IPL or its affiliates.

15.	Regulatory Matters

Except as discussed below, to the knowledge of the Offeror no authorization, consent or approval of, or filing with, any public body, court or authority is necessary on the part of the Offeror for the consummation of the transactions contemplated by the Offer, except for such authorizations, consents, approvals and filings the failure to obtain or make which would not, individually or in the aggregate, prevent or materially delay consummation of the transactions contemplated by the Offer. In the event that the Offeror becomes aware of other requirements, it will make reasonable commercial efforts to satisfy such requirements at or prior to the Expiry Time, as such time may be extended.

Foreign Investment Laws

Based upon an examination of publicly available information relating to the business of IPL, the Offeror does not expect the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction, as applicable, to give rise to material foreign investment law concerns in any jurisdiction. However, the Offeror cannot be assured that no such concerns will arise.

Competition Laws

Based upon an examination of publicly available information relating to the business of IPL, the Offeror does not expect the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction, as applicable, to give rise to material competition/anti-trust concerns in any jurisdiction. However, the Offeror cannot be assured that no such concerns will arise.

Competition Act

Part IX of the Competition Act requires that the parties to certain classes of transactions provide prescribed information to the Commissioner where the applicable thresholds set out in Sections 109 and 110 of the Competition Act are exceeded and no exemption applies (“Notifiable Transactions”).

Subject to certain limited exceptions, a Notifiable Transaction cannot be completed until the parties to the transaction have each submitted the information prescribed pursuant to subsection 114(1) of the Competition Act (a “Notification”) to the Commissioner and the applicable waiting period has expired or been waived or terminated early by the Commissioner. If a proposed transaction is an unsolicited offer to acquire the shares of a corporation and the Commissioner receives the offeror’s Notification, the Commissioner is required under subsection 114(3) of the Competition Act to immediately notify the corporation whose shares the offeror proposes to acquire that the Commissioner has received the offeror’s Notification, and such corporation must supply its Notification within 10 days thereafter.

The waiting period is 30 days after the day on which the parties to the transaction submit their respective Notifications, except in the case of an unsolicited offer where, pursuant to subsection 123(3) of the Competition Act, the period begins on the date on which the offeror submits its Notification. The parties are, or the offeror in an unsolicited offer is, entitled to complete the Notifiable Transaction at the end of the 30-day period, unless the Commissioner notifies the parties, pursuant to subsection 114(2) of the Competition Act, that he requires additional information that is relevant to the Commissioner’s assessment of the transaction (a “Supplementary

Information Request”). In the event that the Commissioner provides the parties with a Supplementary Information Request, the Notifiable Transaction cannot be completed until 30 days after compliance with such Supplementary Information Request, provided that there is no order issued by the Competition Tribunal in effect prohibiting completion at the relevant time. In the case of an unsolicited offer, the 30-day period following compliance with the Supplementary Information Request begins on the day after the offeror’s compliance with the Supplementary Information Request.

The parties to a transaction are legally entitled to complete their transaction: (a) upon expiry of the applicable statutory waiting period, or (b) upon the Commissioner’s issuance of an advance ruling certificate pursuant to Section 102 of the Competition Act (an “ARC”). It is also a condition of the Offer that in the event that an ARC is not issued, the Commissioner has issued a letter indicating that he does not, at that time, intend to challenge the transaction by making an application to the Competition Tribunal under Section 92 of the Competition Act, while reserving the Commissioner’s statutory right to challenge the transaction before the Competition Tribunal at any time within one year of the transaction being completed (a “No-Action Letter”) together with either (i) expiry or termination of the applicable statutory waiting period, or (ii) waiver of the Notification requirement and, accordingly, the applicable waiting period.

At any time before a “merger” (as such term is defined under the Competition Act) is completed, even where the Commissioner has been notified under subsection 114(1) of the Competition Act and the applicable waiting period has expired, the Commissioner may apply to the Competition Tribunal for an interim order under subsection 100(1) of the Competition Act forbidding any person named in the application from doing any act or thing where it appears to the Competition Tribunal that such act or thing may constitute or be directed toward the completion or implementation of a proposed merger. The Competition Tribunal may issue such order for up to 30 days where (a) the Commissioner has certified that an inquiry is being made under paragraph 10(1)(b) of the Competition Act and that, in the Commissioner’s opinion, more time is required to complete the inquiry, and (b) the Competition Tribunal finds that, in the absence of an interim order, a party to the proposed merger or any other person is likely to take an action that would substantially impair the ability of the Competition Tribunal to remedy the effect of the proposed merger on competition under Section 92 of the Competition Act because that action would be difficult to reverse. The duration of such interim order may be extended for a period of up to an additional 30 days where the Competition Tribunal finds, on application made by the Commissioner that the Commissioner is unable to complete the inquiry within the period specified in the order because of circumstances beyond the control of the Commissioner.

Whether or not a merger is subject to notification under Part IX of the Competition Act, the Commissioner can apply to the Competition Tribunal for a remedial order under Section 92 of the Competition Act at any time before the merger has been completed or, if completed, within one year after it was substantially completed, provided that the Commissioner did not issue an ARC in respect of the merger, or, if the Commissioner did issue an ARC in respect of the merger, provided that (a) the merger was completed within one year from when the ARC was issued and (b) the grounds upon which the Commissioner intends to apply to the Competition Tribunal for a remedial order are not the same or substantially the same as the information on the basis of which the ARC was issued. If the Commissioner has made an application under Section 92 of the Competition Act, he may also apply to the Competition Tribunal for an interim order under subsection 104(1) of the Competition Act, which may include an injunction prohibiting the completion of all or part of a merger pending the disposition of the Section 92 application. On application by the Commissioner under Section 92 of the Competition Act, the Competition Tribunal may, where it finds that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the merger not proceed or, if completed, order its dissolution or the disposition of assets or shares involved in such merger; in addition to, or in lieu thereof, with the consent of the person against whom the order is directed and the Commissioner, the Competition Tribunal may order a person to take any other action. The Competition Tribunal is prohibited from issuing a remedial order where it finds that the merger or proposed merger has brought or is likely to bring about gains in efficiency that will be greater than, and will offset, the effects of any prevention or lessening of competition that will result or is likely to result from the merger and that the gains in efficiency would not likely be attained if the order were made.

The transactions contemplated by the Offer constitute a “merger” and also constitute a Notifiable Transaction under the Competition Act. The obligation of the Offeror to complete the Offer is, among other things, subject to the condition that Competition Act Approval is obtained. See Section 4 of the Offer to Purchase, “Conditions of the Offer”.

HSR Approval

Under the HSR Act, if a transaction meets the relevant monetary thresholds for notification and no exemption applies, a mandatory merger control filing must be made. The transactions contemplated by the Offer may require HSR Approval. If HSR Approval is required, the Offer cannot be completed until the Offeror files a notification and report form with the U.S. Federal Trade Commission (“FTC”) and the Antitrust Division of the Department of Justice (“DOJ”) under the HSR Act and the applicable waiting period has expired or been terminated. If HSR Approval is required, the Offer may not be completed until the expiration of a 30 calendar day waiting period following the Offeror’s filing of its HSR Act notification form, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be extended if either (a) the acquiring person voluntarily withdraws and re-files to allow a second 30-day waiting period, and/or (b) the reviewing agency issues a formal request for additional information and documentary material (a “Second Request”). If during the initial waiting period, either the FTC or the DOJ issues a Second Request, the waiting period with respect to the acquisition of the Common Shares under the Offer would be extended until 30 calendar days following the date of substantial compliance by the Offeror with that Second Request, unless the FTC or the DOJ terminates the additional waiting period before its expiration. If HSR Approval is required, IPL will be required to make an HSR filing and may also receive a Second Request. Under the HSR Act, IPL would be obligated to make an HSR filing within 15 calendar days after the Offeror has made its HSR filing and if IPL receives a Second Request, IPL is obligated to comply within a reasonable waiting time, but in each event the waiting period is not affected. If the last day of any waiting period falls on a weekend or on a U.S. legal holiday, the waiting period is extended to the next business day.

If HSR Approval is required, the Offeror would be entitled under the HSR Act to complete the Offer at the end of the waiting period provided that the DOJ or the FTC has not taken action that results in a court order stopping completion of the Offer. The expiration of the waiting period does not bar the FTC or the DOJ from subsequently challenging the Offer.

The Offeror will as promptly as possible determine if HSR Approval is required and, if it is, will file its HSR Act notification forms with the FTC and the Antitrust Division of the DOJ. If HSR Approval is required, the obligation of the Offeror to complete the Offer is, among other things, subject to the condition that HSR Approval obtained. See Section 4 of the Offer to Purchase, “Conditions of the Offer”.

Danish Competition Approval

Pursuant to the Danish Competition Act, if a transaction meets the monetary thresholds for notification (and is not subject to review by the European Commission under the EU Merger Regulation) a mandatory merger control filing must be submitted to the Danish Competition and Consumer Authority (“DCCA”). Completion cannot take place until approval is received from the DCCA, unless a derogation (to which conditions may be attached) is obtained. There is no specific time period within which a transaction must be notified to the DCCA but it cannot be completed until clearance is received, or deemed to have been received.

The time period for “Phase 1” review by the DCCA is 25 working days from receipt of a complete notification. If the DCCA receives proposed commitments (e.g.to address any competition concerns) within the 25-day time limit with a view to clear the concentration, Phase 1 can be extended to 35 working days. If the DCCA decides to open a “Phase 2” review of a transaction, it has 90 working days from the expiry of Phase 1 to carry out an in-depth analysis to issue a decision. This time period is automatically extended by up to 20 working days if commitments are offered to the DCCA within the last 20 days of the Phase 2 review period. In addition, the time period can be extended at any time by up to 20 working days if the parties request, or consent, to such an extension. The DCCA may “stop the clock” if information is requested and not provided within the time period specified by the DCCA.

The transactions contemplated by the Offer may require Danish Competition Approval from DCCA. The Offeror will as promptly as possible determine if Danish Competition Approval is required and, if it is, will make the required merger control filing. If approval from the DCCA is required, the obligation of the Offeror to complete the Offer is, among other things, subject to the condition that approval from the DCCA is obtained. See Section 4 of the Offer to Purchase, “Conditions of the Offer”.

Swedish Competition Approval

Pursuant to the Swedish Competition Act, if a transaction meets the monetary thresholds for notification (and is not subject to review by the European Commission under the EU Merger Regulation) a mandatory merger control filing must be submitted to the Swedish Competition Authority (“SCA”). Completion cannot take place until approval is received from the SCA, unless a derogation (to which conditions may be attached) is obtained. There is no specific time period within which a transaction must be notified to the SCA but it cannot be completed until clearance is received, or deemed to have been received.

The time period for “Phase 1” review by the SCA is 25 working days from receipt of a complete notification. If the SCA receives proposed commitments (e.g.to address any competition concerns) within the 25-day time limit with a view to clear the concentration, Phase 1 can be extended to 35 working days. If the SCA decides to open a “Phase 2” review of a transaction, it has 3 months from the day that follows the decision to carry out an in-depth analysis to issue a decision. However, providing that the undertakings concerned agree, the SCA may extend this period by one month at a time. The SCA may “stop the clock” if information is requested and not provided within the time period specified by the SCA.

The transactions contemplated by the Offer may require Swedish Competition Approval from SCA. The Offeror will as promptly as possible determine if Swedish Competition Approval is required and, if it is, will make the required merger control filing. If approval from the SCA is required, the obligation of the Offeror to complete the Offer is, among other things, subject to the condition that approval from the SCA is obtained. See Section 4 of the Offer to Purchase, “Conditions of the Offer”.

Transportation Act

Pursuant to section 53.1 of the Transportation Act, Transportation Act Approval is required for proposed mergers involving a “transportation undertaking” that are also subject to pre-merger notification under the Competition Act. Parties to such transactions are required to simultaneously submit their Competition Act filing to the Minister of Transport, along with a submission explaining why the transaction is in the public interest as it relates to national transportation in Canada.

Under the Transportation Act, if the Minister of Transport is of the opinion that a transaction does not raise issues with respect to the public interest as it relates to national transportation, he must provide notice of such opinion within 42 days after receiving the filing.

If the Minister of Transport is of the opinion that a transaction raises issues with respect to the public interest as it relates to national transportation, he may direct the Canadian Transportation Agency to examine those issues and report on them within 150 days after such direction, subject to extension by the Minister of Transport, in which case the transaction cannot be completed until it is approved by the Governor in Council (Canada). In addition, in such case, the Commissioner must prepare a report regarding any concerns regarding potential prevention or lessening of competition that may occur as a result of the transaction within 150 days after receipt of the Competition Act filing, subject to extension by the Minister of Transport. Further, in such case, if it is satisfied that it is in the public interest, the Governor in Council (Canada) may, on the recommendation of the Minister of Transport, approve the transaction and specify any terms and conditions it considers appropriate. Before making his recommendation, the Minister of Transport must receive the Commissioner’s report and, if applicable, the Canadian Transportation Agency’s report and consult with the Commissioner and confer with the parties to the transaction regarding measures to address the relevant concerns.

To ensure compliance with the Transportation Act, the Offeror will give notice of the proposed transaction to the Minister of Transport in accordance with the Transportation Act and seek to obtain Transportation Act Approval. The obligation of the Offeror to complete the Offer is, among other things, subject to the condition that Transportation Act Approval is obtained. See Section 4 of the Offer to Purchase, “Conditions of the Offer”.

Other Regulatory Approvals

Based upon its review of the public disclosure of IPL, to the knowledge of the Offeror, there are no other material regulatory approvals that would likely impede the completion of the Offer.

16.	Shareholder Rights Plan

The following is a summary of certain material provisions of the Shareholder Rights Plan. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Shareholder Rights Plan, which has been filed and is available on SEDAR under IPL’s profile at www.sedar.com.

Effective Date

IPL and the SRP Rights Agent entered into the Shareholder Rights Plan dated as of May 8, 2017, amending and restating the shareholder protection rights plan agreement dated as of March 24, 2014. The continuation of the Shareholder Rights Plan was most recently approved and confirmed at the annual and special meeting of Shareholders held on May 7, 2020.

Issue of Rights

Pursuant to the Shareholder Rights Plan, one SRP Right was issued and attached to each Common Share outstanding and one SRP Right has been, and will be, issued and attach to each Common Share subsequently issued, subject to the limitations set forth in the Shareholder Rights Plan.

Rights Exercise Privilege

The SRP Rights are not exercisable, and are not separable from the Common Shares in connection with which they were issued, until the “Separation Time”, being the close of business (as defined in the Shareholder Rights Plan), on the 10th trading day after the earlier of:

(a)	the first date of public announcement by IPL or an Acquiring Person (as defined below) of facts indicating that a person has become an Acquiring Person (the “Stock Acquisition Date”);

(b)

the date of the commencement of or first public announcement of the intent of any person to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid) (each as defined in the Shareholder Rights Plan); or

(c)	such later time as may be determined by the IPL Board, subject to the terms of Shareholder Rights Plan.

A Person is an “Acquiring Person” for the purposes of the Shareholder Rights Plan if it is the Beneficial Owner (as defined in the Shareholder Rights Plan) of 20% or more of the outstanding Voting Shares, with certain exceptions as set forth in the Shareholder Rights Plan.

Adjustments to the SRP Rights

The Shareholders Rights Plan provides that upon the occurrence of a “Flip-in Event” (being any transaction pursuant to which a person becomes an Acquiring Person), and subject to certain limitations in the Shareholders Rights Plan, as to which the IPL Board has not waived the application of the Shareholder Rights Plan, SRP Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Stock Acquisition Date by:

(a)	an Acquiring Person (or any of its associates, affiliates or joint actors); or

(b)

a transferee of SRP Rights, direct or indirect, of an Acquiring Person (or of any of its associates, affiliates or joint actors) who becomes a transferee in a transfer that the IPL Board has determined is part of a plan, arrangement or scheme of any Acquiring Person (or any of its associates, affiliates or joint actors), that has the purpose of avoiding subparagraph (a) above;

will become null and void without any further action, and any holder of such SRP Rights will not have any right whatsoever to exercise such SRP Rights, whether under any provision of the Shareholder Rights Plan or otherwise.

Permitted Bid

The Shareholder Rights Plan does not apply to certain types of transactions, including, without limitation, Permitted Bids. A “Permitted Bid” is a Take-over Bid (as defined below) made by a person by means of a Take-over Bid circular which also complies with the following additional provisions:

(a)	be made to all holders of record of Voting Shares wherever resident as registered on the books of IPL, other than the Offeror; and

(b)	contains, and the take up and payment for securities tendered or deposited thereunder are subject to, an irrevocable and unqualified provision that:

(i)	no Voting Shares will be taken up or paid for:

(A) prior to the close of business on the 105th day following the date of the bid or such shorter period that a take-over bid (which is not exempt from the general take-over bid requirements of Part 2 of NI 62-104) must remain open for deposits of securities thereunder, in the applicable circumstances at such time, pursuant to NI 62-104; and

(B) if less than 50% of the Voting Shares held by Independent Shareholders (as defined in the Shareholder Rights Plan) have been deposited pursuant to the bid and not withdraw;

(ii)

Voting Shares may be deposited pursuant to such bid at any time during the period of time between the date of the bid and the date on which Voting Shares may be taken up and paid for and that any Voting Shares deposited pursuant to the bid may be withdrawn until taken up and paid for; and

(iii)

the bid will be extended and remain open for deposits and tenders for at least 10 days if more than 50% of the Voting Shares held by Independent Shareholders are deposited to the bid (and the Offeror shall make a public announcement of that fact).

A competing Take-over Bid that is made while a Permitted Bid is outstanding and satisfies all of the criteria for Permitted Bid status, except that it may expire on the same date as the Permitted Bid that is outstanding (subject to the minimum period of days such Take-over Bid must remain open pursuant to applicable securities Laws), will be considered to be a “Competing Permitted Bid” for the purposes of the Shareholder Rights Plan, provided that a Competing Permitted Bid will cease to be a Competing Permitted Bid at any time when such bid ceases to meet any of the provisions of the definition of Competing Permitted Bid and provided that, at such time, any acquisition of Common Shares made pursuant to such Competing Permitted Bid, including any acquisitions of Common Shares theretofore made, will cease to be a Permitted Bid Acquisition (as defined in the Shareholder Rights Plan).

A “Take-over Bid” is defined in the Shareholder Rights Plan to mean an offer to acquire Voting Shares or other securities if, assuming the Voting Shares or other securities subject to the offer to acquire are acquired and are beneficially owned at the date of the offer to acquire by the Person making the offer to acquire, such Voting Shares (including all Voting Shares that may be acquired upon exercise of all rights of conversion, exchange or purchase attaching to the other securities) together with the Voting Shares beneficially owned by an offeror on the date of the offer to acquire, would constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the offer to acquire.

Certificates and Transferability

Certificates issued after March 24, 2014 but before the earlier of the Separation Time and the Expiration Time (as defined in the Shareholder Rights Plan) will evidence, in addition to the Common Shares, one SRP Right for each Common Share evidenced by a legend imprinted on each Common Share certificate. Although SRP Rights attached to Common Shares outstanding on the March 24, 2014, certificates representing Common Shares issued before that date do not bear the legend.

From and after the Separation Time, SRP Rights will be evidenced by separate certificates. Before the Separation Time, SRP Rights will trade together with, and will not be transferable separately from, the Common Shares in connection with which they were issued. From and after the Separation Time, SRP Rights will be transferable separately from the Common Shares in accordance with the Shareholder Rights Plan.

Waiver

The IPL Board may, until the occurrence of a Flip-in Event, determine to waive the application of the Shareholder Rights Plan provided that the Flip-in Event would occur by reason of a Take-Over Bid made by way of take-over bid circular sent to all holders of Voting Shares. Any such waiver of the Shareholder Rights Plan’s application in respect of a particular Take-over Bid will constitute a waiver of the Shareholder Rights Plan in respect of any other formal Take-over Bid made while the initial bid is outstanding.

The IPL Board may also waive the application of the Shareholder Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered the Flip-in Event thereafter reduces its beneficial holdings below 20% of the outstanding Common Shares within 10 days or such other date as the IPL Board may determine. With the consent of the Shareholders or of the holders of SRP Rights, as the case may be, the IPL Board may waive the application of the Shareholder Rights Plan to any other Flip-in Event prior to its occurrence.

Redemption

SRP Rights are deemed to be redeemed at a nominal redemption price of $0.00001 per SRP Right following completion of a Permitted Bid (including a Competing Permitted Bid) or any other Take-over Bid in respect of which the IPL Board has waived the Shareholder Rights Plan’s application.

With Shareholder approval, the IPL Board may also, prior to the occurrence of a Flip-in Event, elect to redeem all (but not less than all) of the then outstanding SRP Rights at a nominal redemption price of $0.00001 per SRP Right. In certain circumstances, the approval of holders of SRP Rights may also be required in respect of a redemption.

Exemptions for Investment Advisors, etc.

Investment advisors (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies), administrators or trustees of registered pension plans or funds and agents or agencies of the Crown, which acquire more than 20% of the outstanding Common Shares, are effectively exempted (through the definition of “Beneficial Ownership” under the Shareholder Rights Plan) from triggering a Flip-in Event provided that they are not in fact making, either alone or jointly or in concert with any other person, a Take-over Bid.

Amendments

The IPL Board is authorized to make amendments to the Shareholder Rights Plan to correct any clerical or typographical error, or to maintain the validity of the Shareholder Rights Plan as a result of changes in law or regulation. Other amendments or supplements to the Shareholder Rights Plan may be made with the prior approval of Shareholders.

17.	Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer

The purchase of Common Shares by the Offeror under the Offer will reduce the number of Common Shares that might otherwise trade publicly and will reduce the number of Shareholders and, depending on the number of Common Shares acquired by the Offeror, could materially adversely affect the liquidity and market value of any remaining Common Shares held by the public.

The rules and regulations of the TSX establish certain criteria which, if not met, could, upon successful completion of the Offer, lead to the delisting of the Common Shares from the TSX. Depending on the number of Common Shares purchased by the Offeror under the Offer or otherwise, it is possible that the Common Shares would fail to meet the criteria for continued listing on the TSX. If this were to happen, the Common Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for the Common Shares. If the Offeror proceeds with a Compulsory Acquisition or a Subsequent Acquisition Transaction, the Offeror intends to cause IPL to apply to delist the Common Shares from the TSX as soon as practicable after completion of the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction. If the Common Shares are delisted from the TSX, the extent of the public market for the Common Shares and the availability of price or other quotations would depend upon the number of Shareholders, the number of Common Shares publicly held and the aggregate market value of the Common Shares publicly held at such time, the interest in maintaining a market in Common Shares on the part of securities firms, whether IPL remains subject to public reporting requirements in Canada and other factors.

If permitted by applicable Law, subsequent to the successful completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror may cause IPL to cease to be a reporting issuer under applicable Canadian securities Laws.

The Common Shares are not currently registered under the U.S. Exchange Act or listed or quoted on a stock exchange in the United States.

18.	Certain Canadian Federal Income Tax Considerations

The following summary describes the principal Canadian federal income tax considerations generally applicable to a beneficial owner of Common Shares who disposes of Common Shares pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction and who, at all relevant times, for the purposes of the Income Tax Act (Canada) (the “Tax Act”) (1) deals at arm’s length with IPL, the Offeror, BIPC and BIP and (2) is not affiliated with any of IPL, the Offeror, BIPC and BIP (a “Holder”).

This summary does not describe any Canadian federal income tax considerations under the Tax Act that may be relevant to a holder of IPL Incentive Awards, nor does it address issues that may be relevant to Shareholders who acquired their Common Shares on the exercise of an SRP Right or other right to acquire securities granted by IPL or any affiliate. Any such Shareholders should consult their own tax advisors in this regard.

This summary is not applicable to (i) a Shareholder that is a “specified financial institution”, (ii) a Shareholder an interest in which is a “tax shelter investment”, (iii) a Shareholder that is, for purposes of the mark-to-market rules in the Tax Act a “financial institution”, (iv) a Shareholder that reports its “Canadian tax results” in a currency other than Canadian currency, (v) a Shareholder that would have, directly or indirectly, a “significant interest” (as defined in subsection 34.2(1) of the Tax Act) in BIP or (vi) a Shareholder that has entered into, or will enter into, with respect to their Common Shares or BIPC Shares a “derivative forward agreement” (each as defined in the Tax Act). Additional considerations not discussed herein may be applicable to a Shareholder that is a corporation resident in Canada and is, or becomes, controlled by a non-resident corporation for purposes of section 212.3 of the Tax Act. This summary is also not applicable to a Holder that is a partnership for Canadian tax purposes or a Shareholder that is exempt from tax under Part I of the Tax Act. Any such Shareholders should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act and on the Offeror’s understanding of the current administrative policies of the Canada Revenue Agency published in writing by it prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all Tax Proposals will be enacted in the form proposed. However, there can be no assurance that the Tax Proposals will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law or administrative policies, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account or consider other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

This summary is based on the assumption that there is no value to the SRP Rights and no amount of the consideration paid by the Offeror will be allocated to the SRP Rights.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations. Consequently, Shareholders are urged to consult their own tax advisors for advice regarding the income tax consequences to them of disposing of their Common Shares pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction having regard to their own particular circumstances, and any other consequences to them of such transactions under Canadian federal, provincial, local and foreign tax laws.

For purposes of the Tax Act, amounts denominated in a currency other than the Canadian dollar generally must be converted into Canadian dollars using the relevant rate of exchange required under the Tax Act.

Holders Resident in Canada

The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, is resident or deemed to be resident in Canada and holds its Common Shares and will hold any BIPC Shares that are acquired in connection with the Offer as capital property (a “Resident Holder”).

Generally, the Common Shares and BIPC Shares will be considered to be capital property to a Holder for purposes of the Tax Act provided the Holder does not hold those shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade. Certain Resident Holders whose Common Shares or BIPC Shares might not otherwise be considered capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have the Common Shares (or BIPC Shares, as applicable) and all other “Canadian securities” as defined in the Tax Act owned by such Resident Holder in the taxation year in which the election is made, and in all subsequent taxation years, deemed to be capital property. A Holder contemplating making such an election should consult its own tax advisor.

Disposition of Common Shares under the Offer

A Resident Holder that disposes of Common Shares to the Offeror pursuant to the Offer will be considered to have disposed of such Common Shares for proceeds of disposition equal to the aggregate fair market value of the cash and/or BIPC Shares received in consideration for its Common Shares. Such Resident Holders will realize a capital gain (or a capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the aggregate adjusted cost base to the Resident Holder of the Common Shares disposed of pursuant to the Offer. The taxation of capital gains and capital losses under the Tax Act is discussed below under the heading “Taxation of Capital Gains and Capital Losses”.

The cost to the Resident Holder of any BIPC Shares received on the disposition of its Common Shares will be the fair market value of such BIPC Shares at the time such shares are acquired. This cost will be averaged with the adjusted cost base of all other BIPC Shares owned by the Resident Holder for the purposes of determining the adjusted cost base of each BIPC Share owned by the Resident Holder after the exchange.

Compulsory Acquisition

As described in Section 13 of the Circular, “Acquisition of Common Shares Not Deposited — Compulsory Acquisition”, the Offeror may, in certain circumstances, acquire Common Shares not deposited under the Offer pursuant to statutory rights of purchase under Part 16 of the ABCA. The tax consequences to a Resident Holder of a disposition of Common Shares in such circumstances will generally be as described above under “Disposition of Common Shares under the Offer”. However, where a Resident Holder exercises their right to go to Court for a determination of fair value in a Compulsory Acquisition and is entitled to receive the fair value of their Common Shares, the proceeds of disposition will be the amount (other than interest) determined by the Court and the Resident Holder will be required to include in computing its income any interest awarded by a Court in connection with a Compulsory Acquisition.

Subsequent Acquisition Transaction

As described in Section 13 of the Circular, “Acquisition of Common Shares Not Deposited — Subsequent Acquisition Transaction”, if the Offeror does not acquire all of the Common Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Common Shares. The tax treatment of a Subsequent Acquisition Transaction to a Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out.

Taxation of Capital Gains and Capital Losses

One-half of the amount of any capital gain (a “taxable capital gain”) realized in a taxation year must be included in income. One-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year must be deducted from taxable capital gains realized in that year. Allowable capital losses in excess of taxable capital gains in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such year, to the extent and under the circumstances described in the Tax Act.

In the case of a Resident Holder that is a corporation, trust or partnership, the amount of any capital loss otherwise resulting from the disposition of Common Shares may be reduced by the amount of dividends previously received or deemed to be received to the extent and under the circumstances prescribed in the Tax Act.

A Resident Holder that is throughout its taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) is liable to pay, in addition to tax otherwise payable under the Tax Act, a tax, a portion of which may be refundable, on certain investment income, including amounts in respect of net taxable capital gains.

Capital gains realized by individuals (other than certain trusts) may give rise to alternative minimum tax.

Holding and Disposing of BIPC Shares

A Resident Holder that may acquire BIPC Shares under the Offer is strongly encouraged to review the BIPC Annual Report under Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations – Taxation of Holders Resident in Canada” which provides a summary of the principal Canadian federal income tax consequences of holding and disposing of BIPC Shares and is also strongly encouraged to consult with its own tax advisors with respect to the tax consequences of holding and disposing of BIPC Shares.

Holders Not Resident in Canada

The following portion of the summary is generally applicable to a Holder who, for the purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, is not and has not been a resident or deemed to be a resident of Canada and does not use or hold, and is not deemed to use or hold, Common Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.

Disposition of Common Shares under the Offer

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain, or entitled to deduct any capital loss, realized on the disposition of Common Shares to the Offeror pursuant to the Offer in exchange for cash and/or BIPC Shares unless such Common Shares constitute “taxable Canadian property” to the Non-Resident Holder and do not constitute “treaty-protected property”.

Provided that the Common Shares are listed on a “designated stock exchange” as defined in the Tax Act (which includes the TSX) at a particular time, such Common Shares will not constitute taxable Canadian property to a Non-Resident Holder at such time unless, at any time during the sixty-month period that ends at that time: (a) (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder does not deal at arm’s length, (iii) partnerships in which the Non-Resident Holder or any person described in (ii) holds an interest directly or indirectly through one or more partnerships, or (iv) the Non-Resident Holder together with all persons described in (ii) and (iii), owned 25% or more of any class or series of shares of IPL; and (b) more than 50% of the fair market value of the Common Shares was derived, directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act), or options or interests in respect of such property, whether or not such property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Common Shares which are not otherwise taxable Canadian property could be deemed to be taxable Canadian property.

Even if such Common Shares are taxable Canadian property to a Non-Resident Holder, a taxable capital gain resulting from the disposition of such Common Shares will not be included in computing the Non-Resident Holder’s income for the purposes of the Tax Act if the Common Shares constitute “treaty-protected property”. Common Shares owned by a Non-Resident Holder will generally be treaty-protected property if the gain from the disposition of such Common Shares would, because of an applicable income tax treaty, be exempt from tax under the Tax Act. In the event that Common Shares constitute taxable Canadian property but not treaty-protected property to a particular Non-Resident Holder, the tax consequences as described above under “Holders Resident in Canada — Disposition of Common Shares under the Offer” and “Holders Resident in Canada — Taxation of Capital Gains and Capital Losses” will generally apply. A Non-Resident Holder who disposes of taxable Canadian property that is not treaty-protected property may have to file a Canadian income tax return for the year in which the disposition occurs.

Non-Resident Holders whose Common Shares are taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances, including whether their Common Shares constitute treaty-protected property.

Holding and Disposing of BIPC Shares

A Non-Resident Holder that may acquire BIPC Shares under the Offer is strongly encouraged to review the BIPC Annual Report under Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations — Taxation of Holders Not Resident in Canada” which provides a summary of the principal Canadian federal income tax consequences of holding and disposing of BIPC Shares and is also strongly encouraged to consult with its own tax advisors with respect to the tax consequences of holding and disposing of BIPC Shares.

Compulsory Acquisition

A Non-Resident Holder will not be subject to income tax under the Tax Act on a disposition of Common Shares to the Offeror pursuant to a Compulsory Acquisition unless the Common Shares are “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act and the Common Shares are not “treaty-protected property” of the Non-Resident Holder for purposes of the Tax Act. Any interest awarded by a court and paid or credited by the Offeror to a Non-Resident Holder exercising its rights described under Section 13 of the Circular, “Acquisition of Common Shares Not Deposited — Compulsory Acquisition” will not be subject to Canadian withholding tax provided the interest is not “participating debt interest” as defined in the Tax Act. Non-Resident Holders whose Common Shares are taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances, including whether their Common Shares constitute treaty-protected property.

Non-Resident Holders should consider the discussion below under “Delisting of Common Shares Following Completion of the Offer”. Non-Resident Holders should consult their own tax advisors with respect to the potential income tax consequences to them of having their Common Shares acquired pursuant to a Compulsory Acquisition.

Subsequent Acquisition Transaction

As described in Section 13 of the Circular, “Acquisition of Common Shares Not Deposited — Subsequent Acquisition Transaction”, if the Offeror does not acquire all of the Common Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Common Shares. The tax treatment of a Subsequent Acquisition Transaction to a Non-Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out.

Non-Resident Holders should consider the discussion below under “Delisting of Common Shares Following Completion of the Offer”. Non-Resident Holders should consult their own tax advisors with respect to the potential income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction.

Delisting of Common Shares Following Completion of the Offer

Non-Resident Holders who do not dispose of their Common Shares pursuant to the Offer are cautioned that the Common Shares may cease to be listed on the TSX following the completion of the Offer (as noted under Section 7 of the Circular, “Effects of the Offer”) and may not be listed on the TSX or any other stock exchange at the time of their disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Common Shares that are not listed on a “designated stock exchange” (as defined in the Tax Act) at the time of their disposition will be considered taxable Canadian property of the Non-Resident Holder, if at any particular time during the 60-month period that ends at that time more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of: (i) real or immovable properties situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil rights in, property in any of the foregoing whether or not the property exists. In addition to the foregoing, in certain circumstances set out in the Tax Act, Common Shares could be deemed to be taxable Canadian property.

If the Common Shares are taxable Canadian property of the Non-Resident Holder at the time of their disposition and are not “treaty-protected property” of the Non-Resident Holder for purposes of the Tax Act, the Non-Resident Holder may be subject to tax under the Tax Act in respect of any capital gain realized on a disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Furthermore, if the Common Shares are not listed on a recognized stock exchange (as defined in the Tax Act) at the time of their disposition, the notification and, in certain circumstances, the withholding provisions of section 116 of the Tax Act will apply to the Non-Resident Holder with the result that, among other things, unless the Offeror has received a clearance certificate pursuant to section 116 of the Tax Act relating to the disposition of a Non-Resident Holder’s Common Shares the Offeror will deduct or withhold 25% from any payments made to the Non-Resident Holder and will remit such amount to the Receiver General on account of the Non-Resident Holder’s liability for tax under the Tax Act.

A Non-Resident Holder who disposes of taxable Canadian property may be required to file a Canadian income tax return for the year in which the disposition occurs.

Non-Resident Holders should consult their own tax advisors with respect to the potential income tax consequences to them of having their Common Shares acquired pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Eligibility for Investment — Common Shares and Delisting

As noted under Section 7 of the Circular, “Effects of the Offer”, the Common Shares may cease to be listed on the TSX. If the Common Shares cease to be listed on any designated stock exchange (which includes the TSX) and IPL ceases to be a “public corporation” for purposes of the Tax Act, the Common Shares will not be qualified investments for trusts governed by a registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), deferred profit sharing plan, registered education savings plan (“RESP”), registered disability savings plan (“RDSP”), or a tax-free savings account (“TFSA”). Such registered plan holders should consult their own tax advisors in this regard.

Eligibility for Investment — BIPC Shares

BIPC Shares delivered by the Offeror pursuant to the Offer will be qualified investments under the Tax Act for a trust governed by a RRSP, RRIF, RESP, RDSP, TFSA, or a deferred profit sharing plan at any particular time, provided that, at that time, the BIPC Shares are listed on a “designated stock exchange” as defined in the Tax Act (which includes the TSX). The BIPC Shares would also be a qualified investment for this purpose at any particular time where BIPC is a “public corporation” at that time as defined in the Tax Act.

Notwithstanding that a BIPC Share may be a qualified investment, a holder, annuitant or subscriber, as applicable, of a TFSA, RDSP, RRSP, RRIF or RESP will be subject to a penalty tax with respect to a BIPC Share held in the TFSA, RDSP, RRSP, RRIF or RESP if such BIPC Share, as applicable, is a “prohibited investment” for the TFSA, RDSP, RRSP, RRIF or RESP (within the meaning of the Tax Act). A BIPC Share will generally not be a prohibited investment for a TFSA, RDSP, RRSP, RRIF or RESP provided the holder, annuitant or subscriber, as applicable, of such TFSA, RDSP, RRSP, RRIF or RESP as the case may be, deals at arm’s length with BIPC and does not have a “significant interest” (as defined in the Tax Act) in BIPC. In addition, a BIPC

Share will not be a prohibited investment for a TFSA, RDSP, RRSP, RRIF or RESP if such BIPC Share is “excluded property” as defined in the Tax Act for such TFSA, RDSP, RRSP, RRIF or RESP. Such Holders are encouraged to consult their own tax advisors in this regard.

19.	Certain United States Federal Income Tax Considerations

The following discussion summarizes certain material U.S. federal income tax consequences generally applicable to a Shareholder with respect to (i) the disposition of Common Shares pursuant to the Offer, (ii) the disposition of Common Shares pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction, and (iii) the ownership and disposition of BIPC Shares and BIP Units. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder (“Treasury Regulations”), judicial decisions, published positions of the Internal Revenue Service (“IRS”), and other applicable authorities, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect, and to differing interpretations. This discussion does not address all U.S. federal tax laws (such as estate or gift tax laws), nor does it address any aspects of U.S. state or local or non-U.S. taxation. The Offeror does not intend to seek any ruling from the IRS or opinion of counsel regarding the U.S. federal income tax consequences discussed below. There can be no assurance that the IRS will not challenge the conclusions reflected herein or that a court would not sustain any such challenge. This discussion only addresses persons that hold Common Shares, and will hold BIPC Shares or BIP Units, as capital assets for U.S. federal income tax purposes (generally, property held for investment).

This discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to particular holders of Common Shares, BIPC Shares, or BIP Units in light of their particular circumstances, nor does this summary address holders subject to special rules under the Code, such as persons that have owned or will own (directly, indirectly, or constructively) 10% or more of the total voting power of all classes of shares entitled to vote or of the total value of all classes of shares of IPL or of BIPC; persons that have owned or will own (directly, indirectly, or constructively) 5% or more of the BIP Units; dealers in securities or currencies; banks, mutual funds, and other financial institutions; real estate investment trusts; insurance companies; tax-exempt organizations or governmental organizations; individual retirement and other tax-deferred accounts; passive foreign investment companies, controlled foreign corporations, or corporations that accumulate earnings to avoid U.S. federal income tax; persons that hold Common Shares, BIPC Shares, or BIP Units as part of a straddle, hedging, conversion, constructive sale, or other risk-reduction transaction; persons whose BIP Units are loaned to a short seller to cover a short sale; U.S. Holders whose functional currency is not the U.S. dollar; traders in securities who elect to apply a mark-to-market method of accounting; persons who hold Common Shares, BIPC Shares, or BIP Units through a partnership or other entity treated as a pass-through entity for U.S. federal income tax purposes; persons who are liable for the alternative minimum tax; persons who are subject to special tax accounting rules under Section 451(b) of the Code; certain U.S. expatriates or former long-term residents of the United States; and persons who received Common Shares through the exercise of employee stock options or otherwise as compensation. This summary also does not address the tax consequences to any Shareholder that owns, directly, indirectly, or constructively, any interest in BIP or BIPC (other than BIPC Shares acquired pursuant to the Offer or BIP Units acquired by a person exercising the exchange right associated with such BIPC Shares). The actual tax consequences of the ownership and disposition of BIPC Shares or BIP Units will vary according to individual circumstances.

In addition, this summary assumes that if any SRP Rights are acquired pursuant to the Offer, there is no value to those SRP Rights and therefore no amount of the consideration paid by the Offeror should be allocated to the SRP Rights. Accordingly, this summary does not otherwise address the disposition of any SRP Rights pursuant to the Offer. Shareholders are urged to consult their tax advisors regarding the disposition of any SRP Rights.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Common Shares, BIPC Shares acquired pursuant to the Offer, or BIP Units acquired pursuant to the exercise of the exchange right associated with such BIPC Shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) that is subject to the primary supervision of a court within the United States and all substantial decisions of which one or more U.S. persons have the authority to control or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

A “Non-U.S. Holder” is a beneficial owner of Common Shares, BIPC Shares acquired pursuant to the Offer, or BIP Units acquired pursuant to the exercise of the exchange right associated with such BIPC Shares, other than a U.S. Holder or an entity classified as a partnership or other fiscally transparent entity for U.S. federal tax purposes.

If a partnership, including for this purpose any arrangement or entity that is treated as a partnership for U.S. federal income tax purposes, holds Common Shares, BIPC Shares, or BIP Units, the tax treatment of a partner of such partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold Common Shares, BIPC Shares, or BIP Units are urged to consult their tax advisors.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. This summary is not exhaustive of all U.S. federal income tax considerations. Consequently, Shareholders are urged to consult their tax advisors regarding the income tax consequences of disposing of their Common Shares pursuant to the Offer, a Compulsory Acquisition, or a Subsequent Acquisition Transaction, having regard to their particular circumstances, as well as any other consequences of such transactions under U.S. federal, state, local, and non-U.S. tax laws.

Consequences to U.S. Holders

Disposition of Common Shares Pursuant to the Offer

Subject to the “passive foreign investment company” (“PFIC”) rules discussed below, a U.S. Holder that disposes of Common Shares pursuant to the Offer generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between (i) the fair market value of any BIPC Shares plus the U.S. dollar value of any cash to which the holder is entitled pursuant to the Offer and (ii) the holder’s adjusted tax basis in the Common Shares so disposed. Such capital gain or loss will be long-term capital gain or loss if the holder’s holding period for the Common Shares exceeds one year at the time of disposition. Gain or loss recognized by a U.S. Holder generally will be treated as U.S.-source gain or loss for foreign tax credit limitation purposes. Long-term capital gains of non-corporate U.S. Holders generally are taxed at preferential rates. The deductibility of capital losses is subject to limitations. A U.S. Holder will have a tax basis in any BIPC Shares received pursuant to the Offer equal to their fair market value on the date of receipt, and the holding period for such BIPC Shares will begin on the day after the date of receipt. A U.S. Holder who acquired different blocks of Common Shares at different times or different prices is urged to consult its tax advisor regarding the manner in which gain or loss should be determined in such holder’s particular circumstances.

To calculate gain or loss pursuant to the Offer, a cash basis taxpayer that receives Canadian dollars will, for U.S. federal income tax purposes, determine the taxpayer’s amount of cash received using the U.S. dollar value of the Canadian dollars received. This U.S. dollar value is computed by reference to the exchange rate in effect on the date the Canadian dollars are received by the taxpayer, regardless of whether the Canadian dollars are converted into U.S. dollars. A cash basis taxpayer that paid Canadian dollars for Common Shares generally will determine its tax basis in the Common Shares by translating the Canadian dollars it paid into U.S. dollars using the exchange rate in effect on the settlement date of the taxpayer’s purchase. If the Canadian dollars received pursuant to the Offer are not converted into U.S. dollars on the date of receipt, a cash basis taxpayer will have a basis in the Canadian dollars equal to their U.S. dollar value computed as described above, and any gain or loss realized on a subsequent conversion or other disposition of the Canadian dollars generally will be treated as ordinary income or loss. An accrual basis taxpayer may elect to apply the above rules that are applicable to a cash basis taxpayer.

U.S. Holders are urged to consult their tax advisors regarding the U.S. federal income tax consequences of the disposition of Common Shares pursuant to the Offer in light of their particular circumstances.

Disposition of Common Shares Pursuant to a Compulsory Acquisition

As described in Section 13 of the Circular, “Acquisition of Common Shares Not Deposited — Compulsory Acquisition”, the Offeror may, in certain circumstances, acquire Common Shares not deposited pursuant to the Offer pursuant to Part 16 of the ABCA. The tax consequences to a U.S. Holder of the disposition of Common Shares in such circumstances generally will be as described above under the heading “Consequences to U.S. Holders — Disposition of Common Shares Pursuant to the Offer”, subject to the potential application of the PFIC rules and to the possible treatment of a portion of a payment received after the date of disposition as interest income for U.S. federal income tax purposes. U.S. Holders are urged to consult their tax advisors with respect to the U.S. federal income tax consequences of the disposition of Common Shares pursuant to a Compulsory Acquisition.

Disposition of Common Shares Pursuant to a Subsequent Acquisition Transaction

As described in Section 13 of the Circular, “Acquisition of Common Shares Not Deposited — Subsequent Acquisition Transaction”, if the Offeror does not acquire all of the Common Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Common Shares. The tax treatment of a Subsequent Acquisition Transaction to a U.S. Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and the consideration offered, and may be substantially the same as or materially different from the consequences described herein for U.S. Holders who dispose of their Common Shares pursuant to the Offer. U.S. Holders are urged to consult their tax advisors with respect to the U.S. federal income tax consequences of the disposition of Common Shares pursuant to a Subsequent Acquisition Transaction.

Passive Foreign Investment Company Considerations

Certain generally adverse tax rules apply to the ownership and disposition of the stock of a PFIC by a shareholder that is a U.S. taxpayer. For U.S. federal income tax purposes, a non-U.S. corporation is classified as a PFIC for each taxable year in which either (i) at least 75% of its gross income is “passive” income or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. Passive income includes dividends, royalties, rents, annuities, interest, and income equivalent to interest, as well as net gain from the sale or exchange of property that gives rise to dividends, interest, royalties, rents, or annuities and certain gain from commodities transactions. In determining whether it is a PFIC, a foreign corporation must take into account a pro-rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least 25% by value.

Neither the Offeror nor its counsel has undertaken to ascertain whether IPL is treated as a PFIC. The determination of PFIC status is fundamentally factual in nature, depends on the application of complex U.S. federal income tax rules which are subject to differing interpretations, and generally cannot be determined until the close of the taxable year in question. Consequently, no assurance can be provided that IPL is not and has not been classified as a PFIC.

If IPL were a PFIC for any taxable year during a U.S. Holder’s holding period for Common Shares, and the U.S. Holder had not made an election under the PFIC rules with respect to its Common Shares, then gain recognized by the U.S. Holder upon the disposition of Common Shares pursuant to the Offer generally would be allocated rateably to each day in the U.S. Holder’s holding period for the Common Shares. The portion of such amounts allocated to the current taxable year or to a year prior to the first year in which IPL was a PFIC would be includible as ordinary income in the current taxable year. The portion of any such amounts allocated to the first year in the U.S. Holder’s holding period in which IPL was a PFIC and any subsequent year or years (excluding the current year) would be taxed at the highest rate of tax applicable to ordinary income in such taxable year and would be subject to an interest charge.

The PFIC rules are complex and may have a significant adverse effect on the U.S. federal income tax consequences to a U.S. Holder of disposing of Common Shares pursuant to the Offer. Each U.S. Holder is urged to consult its tax advisors regarding the possible application of the PFIC rules to the disposition of Common Shares, the availability and effect of any election under the PFIC rules for mitigating the adverse tax consequences described in the preceding paragraph, and any related tax reporting and filing obligations, with regard to the holder’s particular circumstances.

Additional Tax on Net Investment Income

Certain U.S. Holders that are individuals, estates, or trusts are subject to a 3.8% tax on all or a portion of their “net investment income”, which may include all or a portion of their net gain from the disposition of Common Shares. Each U.S. Holder that is an individual, estate, or trust is urged to consult its tax advisors regarding the applicability of this tax to its income and gain in respect of Common Shares.

Foreign Financial Asset Reporting

Certain U.S. Holders are required to report information relating to an interest in Common Shares, subject to certain exceptions (including an exception for shares held in accounts maintained by certain financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their U.S. federal income tax returns. Significant penalties may apply for the failure to satisfy these reporting obligations. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their disposition of Common Shares.

Information Reporting and Backup Withholding

Proceeds from the disposition of Common Shares may, under certain circumstances, be subject to information reporting and backup withholding, unless the holder provides proof of an applicable exemption or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Backup withholding is not an additional tax and generally will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Ownership and Disposition of BIPC Shares

A summary of certain material U.S. federal income tax considerations generally applicable to U.S. Holders with respect to the ownership and disposition of BIPC Shares is set forth in Item 10.E “Taxation — Certain Material U.S. Federal Income Tax Considerations” in the BIPC Annual Report. Each U.S. Holder that may acquire BIPC Shares pursuant to the Offer is urged to review the foregoing Item, as well as Item 3.D “Risk Factors — Risks Related to Taxation” in the BIPC Annual Report. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences of owning and disposing of BIPC Shares.

Ownership and Disposition of BIP Units

A summary of certain material U.S. federal income tax considerations generally applicable to U.S. Holders with respect to the receipt, holding, and disposition of BIP Units is set forth in Item 10.E “Taxation — Certain

Material U.S. Federal Income Tax Considerations” in the BIP Annual Report. Each U.S. Holder that may acquire BIP Units by exercising the exchange right associated with the BIPC Shares is urged to review the foregoing Item, as well as Item 3.D “Risk Factors — Risks Related to Taxation” in the BIP Annual Report. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences of owning and disposing of BIP Units.

Consequences to Non-U.S. Holders

Disposition of Common Shares Pursuant to the Offer

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the disposition of Common Shares pursuant to the Offer, unless (i) the gain is “effectively connected” with the holder’s conduct of a trade or business in the United States (and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained by the holder in the United States) or (ii) the holder is an individual who has been present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met. A corporate Non-U.S. Holder may also be subject to a U.S. federal branch profits tax on any effectively connected gain at the rate of 30%, except to the extent reduced under an applicable income tax treaty. Non-U.S. Holders are urged to consult their tax advisors regarding the U.S. federal income tax consequences of the disposition of Common Shares pursuant to the Offer in light of their particular circumstances.

Disposition of Common Shares Pursuant to a Compulsory Acquisition

As described in Section 13 of the Circular, “Acquisition of Common Shares Not Deposited — Compulsory Acquisition”, the Offeror may, in certain circumstances, acquire Common Shares not deposited pursuant to the Offer pursuant to Part 16 of the ABCA. The tax consequences to a Non-U.S. Holder of the disposition of Common Shares in such circumstances generally will be as described above under the heading “Consequences to Non-U.S. Holders — Disposition of Common Shares Pursuant to the Offer”.

Disposition of Common Shares Pursuant to a Subsequent Acquisition Transaction

As described in Section 13 of the Circular, “Acquisition of Common Shares Not Deposited — Subsequent Acquisition Transaction”, if the Offeror does not acquire all of the Common Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Common Shares. The tax consequences to a Non-U.S. Holder of the disposition of Common Shares in such circumstances generally will be as described above under the heading “Consequences to Non-U.S. Holders — Disposition of Common Shares Pursuant to the Offer”, except that materially different consequences may apply to a Non-U.S. Holder who is engaged in a U.S. trade or business or who is an individual present in the United States for 183 days or more in the taxable year of the disposition (and who meets certain other conditions), depending upon the exact manner in which the Subsequent Acquisition Transaction is carried out and the consideration offered.

Ownership and Disposition of BIPC Shares

For a summary of certain material U.S. federal income tax considerations generally applicable to Non-U.S. Holders with respect to the ownership and disposition of BIPC Shares, see Item 10.E “Taxation — Certain Material U.S. Federal Income Tax Considerations” in the BIPC Annual Report. Each Non-U.S. Holder that may acquire BIPC Shares pursuant to the Offer is urged to review the foregoing Item, as well as Item 3.D “Risk Factors — Risks Related to Taxation” in the BIPC Annual Report. Non-U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences of owning and disposing of BIPC Shares.

Ownership and Disposition of BIP Units

For a summary of certain material U.S. federal income tax considerations generally applicable to Non-U.S. Holders with respect to the receipt, holding, and disposition of BIP Units, see Item 10.E “Taxation — Certain

Material U.S. Federal Income Tax Considerations” in the BIP Annual Report. Each Non-U.S. Holder that may acquire BIP Units by exercising the exchange right associated with the BIPC Shares is urged to review the foregoing Item, as well as Item 3.D “Risk Factors — Risks Related to Taxation” in the BIP Annual Report. Non-U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences of owning and disposing of BIP Units.

20.	Interests of Experts

The financial statements of BIPC as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020, incorporated by reference into this Circular from the BIPC Annual Report on Form 20-F, have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report, which is incorporated by reference herein. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of BIP as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019, incorporated by reference in this Circular from the BIP Annual Report on Form 20-F and the effectiveness of BIP’s internal control over financial reporting have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated by reference herein. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Deloitte LLP is independent with respect to BIP and BIPC within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States), and within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Ontario. The offices of Deloitte LLP are located at 8 Adelaide Street West, Toronto, Ontario M5H 0A9.

21.	Documents Filed with the SEC as Part of the Registration Statement

A Registration Statement under the U.S. Securities Act, which covers the BIPC Shares to be offered to Shareholders that are residents of the United States and the BIP Units that such BIPC Shares are exchangeable for, has been filed with the SEC on Form F-4. The Registration Statement, including exhibits, is available to the public free of charge at the SEC’s website under BIPC’s and BIP’s filings at www.sec.gov. The following documents have been filed with the SEC as part of the Registration Statement or are incorporated by reference into the Registration Statement: (a) the Offer to Purchase and Circular; (b) the Letter of Transmittal; (c) the Notice of Guaranteed Delivery; (d) the Notice of Offer to Purchase dated February 22, 2021; (e) the letter from the Offeror to Shareholders dated February 22, 2021; (f) the documents listed in Section 22 of this Circular, “Documents Incorporated by Reference”; (g) the consent of Deloitte LLP; (h) the opinion and consent of Appleby (Bermuda) Limited; (i) the opinion and consent of Michael, Evrensel & Pawar LLP; (j) powers of attorney; (k) BIP’s annual report on Form 20-F filed with the SEC on February 28, 2020; (l) BIP’s reports of foreign issuer on Form 6-K furnished to the SEC on April 2, 2020 (exhibits 99.1, 99.2 and 99.4 only), May 13, 2020 (exhibit 99.1 only), August 13, 2020 (exhibit 99.1 only), September 21, 2020 (exhibits 1.1, 2.1, 3.2, 4.1, 5.1 and 8.1 only), November 10, 2020 (exhibit 99.1 only) and January 21, 2021 (exhibit 1.1, 3.1, 3.2, 4.1, 5.1 and 8.1 only); and (m) the description of the BIP Units included in BIP’s registration statement on Form F-3 filed with the SEC on September 25, 2020, and any amendment or report filed for purposes of updating such description.

In addition, all annual reports of BIP on Form 20-F and any current reports of BIP on Form 6-K identified in such form as being incorporated by reference into the Registration Statement, in each case filed with the SEC by BIP pursuant to sections 13(a), 13(c) or 15(d) of the U.S. Exchange Act subsequent to the date of this Offer to Purchase and Circular and prior to the termination of the Offer, shall be deemed to be incorporated by reference into the Registration Statement as of the date of the filing or furnishing of such documents.

BIP is subject to the information and periodic reporting requirements of the U.S. Exchange Act applicable to “foreign private issuers” (as such term is defined in Rule 405 under the U.S. Securities Act) and fulfills the obligations with respect to those requirements by filing or furnishing annual reports on Form 20-F and quarterly reports on Form 6-K with the SEC. The SEC maintains an Internet site that contains reports and information statements and other information regarding BIP and other issuers that file electronically with the SEC. The address of the SEC Internet site is www.sec.gov. This information is also available on BIP’s website at https://bip.brookfield.com.

22.	Documents Incorporated by Reference

Information regarding BIP and BIPC has been incorporated by reference in the Offer to Purchase and Circular from documents filed by BIP and BIPC, respectively, with securities commissions or similar authorities in Canada. Copies of the documents regarding BIPC incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of BIPC, at 250 Vesey Street, 15th Floor, New York, NY 10281, +61 2-9158-5254, and are also available electronically on SEDAR at www.sedar.com. Copies of the documents regarding BIP incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of BIP at 73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda, + 1 441 294 3309, and are also available electronically on SEDAR at www.sedar.com.

The following documents, filed with securities commissions or similar authorities in each of the provinces of Canada and the SEC, as applicable, are specifically incorporated by reference in, and form an integral part of, the Offer to Purchase and Circular:

(a)

The BIPC Annual Report (filed in Canada with the Securities Regulatory Authorities in lieu of an annual information form), which includes BIPC’s audited consolidated statements of financial position as of December 31, 2020 and 2019 and the related consolidated statements of operating results, comprehensive income (loss), equity and cash flows for each of the three years in the period ended December 31, 2020, together with the report thereon of the independent registered public accounting firm and management’s discussion and analysis of BIPC as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020 (“BIPC Annual MD&A”);

(b)

The BIP Annual Report (filed in Canada with the Securities Regulatory Authorities in lieu of an annual information form), which includes BIP’s audited consolidated statements of financial position as of December 31, 2019 and 2018 and the related consolidated statements of operating results, comprehensive income (loss), partnership capital and cash flows for each of the three years in the period ended December 31, 2019, together with the report thereon of the independent registered public accounting firm and management’s discussion and analysis of BIP as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019 (“BIP Annual MD&A”);

(c)	BIP’s management discussion and analysis as of September 30, 2020 and December 31, 2019 and for the three and nine-month periods ended September 30, 2020 and 2019 (“BIP Q3 MD&A”);

(d)	BIP’s unaudited interim condensed and consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the three and nine-month periods ended September 30, 2020 and 2019;

(e)

BIP’s press release dated February 3, 2021 in respect of BIP’s financial results for the three and twelve-month periods ended December 31, 2020 and 2019, except for the section entitled “Brookfield Infrastructure Corporation Reports Fourth Quarter 2020 Results”; and

(f)	the following sections or subsections of BIPC’s prospectus dated March 12, 2020 (the “Special Distribution Prospectus”) in respect of the Special Distribution:

(i)	“Glossary” at page 4 of the Special Distribution Prospectus;

(ii)	“Board Diversity Policy” at page 115 of the Special Distribution Prospectus;

(iii)	“Board of Directors” at page 117 of the Special Distribution Prospectus;

(iv)	“Committees of the Board of Directors” at page 118 of the Special Distribution Prospectus;

(v)	“Board of Directors, Committees and Director Evaluation” at page 120 of the Special Distribution Prospectus;

(vi)	“Board of Directors and Management Responsibilities” at page 120 of the Special Distribution Prospectus;

(vii)	“Executive Compensation” at page 130 of the Special Distribution Prospectus; and

(viii)	Appendix A at page A-1 of the Special Distribution Prospectus.

Any documents of BIPC or BIP of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus filed by BIPC or BIP with the Securities Regulatory Authorities in Canada on or after the date of this Offer to Purchase and Circular and before the Expiry Time, shall be deemed to be incorporated by reference in this Offer to Purchase and Circular.

Pursuant to a decision dated February 19, 2021 issued by the Québec Autorité des marchés financiers, BIP and BIPC obtained relief from the requirement to translate into the French language all exhibits to documents incorporated by reference in this Offer to Purchase and Circular that were prepared pursuant to the U.S. Exchange Act to the extent that such exhibits do not themselves constitute or contain documents that are otherwise required to be incorporated by reference in this Offer to Purchase and Circular.

Any statement contained in the Offer to Purchase and Circular or a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of the Offer to Purchase and Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed to be an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, in its unmodified or non-superseded form, to constitute a part of the Offer to Purchase and Circular.

Upon a new annual report on Form 20-F being filed by BIP with and, where required, accepted by the applicable Securities Regulatory Authorities on or after the date of the Offer to Purchase and Circular and before the Expiry Time, the previous annual report on Form 20-F and all interim financial statements and related management’s discussion and analysis filed prior to the commencement of BIP’s fiscal year in which the new annual report on Form 20-F is filed shall be deemed no longer to be incorporated in this Offer to Purchase and Circular.

23.	Unaudited Pro Forma Financial Statements

Shareholders should refer to Appendix A hereto for the unaudited pro forma consolidated statement of financial position of BIP as at September 30, 2020 and the unaudited pro forma consolidated statements of operating results of BIP for the year ended December 31, 2019 and for the nine month period ended September 30, 2020, giving effect to the proposed acquisition of all outstanding Common Shares under the Offer, in the manner set forth therein. Such unaudited pro forma consolidated financial statements have been prepared using certain of BIP’s and IPL’s respective financial statements as more particularly described in the notes to the unaudited pro forma consolidated financial statements. In preparing the unaudited pro forma consolidated financial statements, management of BIP has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statements. Such unaudited pro forma consolidated financial statements are not intended to be indicative of the results that would have actually occurred, had the events reflected therein occurred on the dates indicated, and do not purport to project the future financial position of BIP. Actual amounts recorded upon consummation of the transactions contemplated by the Offer will differ from such unaudited pro forma consolidated financial statements. Shareholders are cautioned to not place undue reliance on such unaudited pro forma consolidated financial statements.

24.	Stock Exchange Listing Applications

BIPC and BIP have applied to have the BIPC Shares issuable pursuant to the Offer and the BIP Units issuable upon exchange of the BIPC Shares, respectively, listed on the TSX. Listing is subject to the approval of the TSX in accordance with its applicable listing requirements. BIPC and BIP also intend to apply to the NYSE for the supplemental listing of the BIPC Shares issuable pursuant to the Offer and the BIP Units issuable upon exchange of the BIPC Shares, respectively.

25.	Risk Factors

Shareholders should carefully consider the following risk factors related to the Offer and the Offeror. In addition to the risks related to the Offer and the Offeror set out in the documents incorporated by reference in the Offer to Purchase and Circular, the successful completion of the acquisition by the Offeror of all of the Common Shares is subject to certain risks, including as set out below. Such risks may not be the only risks applicable to the Offer or the Offeror. Additional risks and uncertainties not presently known by the Offeror or that the Offeror currently believes are not material may also materially and adversely impact the successful completion of the Offer or the business, operations, financial condition, financial performance, cash flows, reputation or prospects of the Offeror.

Risk Factors Related to the Offer and the Offeror

The BIPC Shares issued in connection with the Offer may have a market value different than expected.

In connection with the Offer, Shareholders may choose to receive 0.206 of a BIPC Share for each of their Common Shares, subject to pro-rationing. The market value of BIPC Shares may vary significantly from the market value at the dates referenced in the Offer to Purchase and Circular. For example, during the 12 month period ended on February 19, 2021, the trading price of BIPC Shares: (i) on the TSX varied from a low of $48.35 to a high of $94.38 and closed on February 10, 2021 at $79.97 and on February 19, 2021 at $77.72; and (ii) on the NYSE varied from a low of US$32.54 to a high of US$74.26 and closed on February 10, 2021 at US$62.91 and on February 19, 2021 at US$61.66. Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of the Offeror, regulatory considerations, general market and economic conditions, and other factors over which the Offeror has no control.

If the Offer is completed, the market for Common Shares may be adversely affected, Common Shares may be delisted and IPL may cease to be a reporting issuer.

The purpose of the Offer is to enable the Offeror to acquire all of the outstanding Common Shares. Depending on the number of Common Shares the Offeror acquires under the Offer, the Offeror intends to acquire any Common Shares not tendered to the Offer pursuant to a Subsequent Acquisition Transaction, or if a sufficient number of Common Shares are tendered to the Offer, a Compulsory Acquisition; however, the Offeror may not be able to complete such a Subsequent Acquisition Transaction or Compulsory Acquisition quickly or at all. The purchase of any Common Shares by the Offeror pursuant to the Offer will reduce the number of Common Shares that might otherwise trade publicly, as well as the number of Shareholders, and, depending on the number of Shareholders participating in the Offer and the number of Common Shares deposited by such Shareholders, successful completion of the Offer would likely adversely affect the liquidity and market value of the remaining Common Shares held by the public. After the purchase of the Common Shares under the Offer, the Offeror may be able to cause IPL to eliminate any public reporting obligations under applicable securities Laws in any province or territory of Canada or any other jurisdiction in which it has an insignificant number of Shareholders. The rules and regulations of the TSX establish certain criteria that, if not met, could lead to the delisting of the Common Shares from the TSX. Although it is possible that the Common Shares could be traded on other securities exchanges or in the over-the-counter market, and the price quotations would be reported by such exchanges or by other sources, there can be no assurance that any such trading or quotations will occur. In addition, the extent of the public market for the Common Shares and the availability of such quotations would depend upon the number of holders and/or the aggregate market value of the Common Shares remaining at such time and the interest in maintaining a market in the Common Shares on the part of securities firms. The Offeror intends to cause IPL to apply to delist the Common Shares from the TSX as soon as practicable after the successful completion of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction.

If the Common Shares are delisted and IPL ceases to be a “public corporation” for the purposes of the Tax Act, Common Shares cease to be qualified investments for trusts governed by RRSPs, RRIFs, TFSAs, RESP, RDSP and deferred profit sharing plans. Delisting can also have adverse tax consequences to Non-Resident Holders, as described in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

The issuance of Share Consideration in connection with the Offer could adversely affect the market price of the BIPC Shares after the take up of Common Shares under the Offer.

If all of the outstanding Common Shares are tendered to the Offer, up to an estimated additional 19,040,258 BIPC Shares (subject to minor adjustments to account for rounding) will be available for trading in the public market based on the Maximum Share Consideration. The overall increase in the number of BIPC Shares may lead to sales of such BIPC Shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, BIPC Shares. The perceived risk of substantial sales of BIPC Shares, as well as any actual sales of such BIPC Shares in the public market, could adversely affect the market price of the BIPC Shares.

The acquisition of all of the outstanding Common Shares might not be completed successfully without the possibility of Shareholders exercising dissent and appraisal rights in connection with a Compulsory Acquisition or a Subsequent Acquisition Transaction.

In order for the Offeror to acquire all of the issued and outstanding Common Shares, it will likely be necessary, following consummation of the Offer, to effect a Compulsory Acquisition or Subsequent Acquisition Transaction. A Compulsory Acquisition or Subsequent Acquisition Transaction may result in Shareholders having the right to dissent and demand payment of the fair value of their Common Shares. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to judicial determination of the fair value required to be paid to such dissenting offerees for their Common Shares that is different from the consideration to be paid pursuant to the Offer. There is no assurance that a Compulsory Acquisition or Subsequent Acquisition Transaction can be completed without Shareholders exercising dissent rights in respect of a substantial number of Common Shares, which could result in the requirement to make a substantial cash payment that could have an adverse effect on the Offeror’s financial position and liquidity.

The tax consequences to a Shareholder under a Compulsory Acquisition or Subsequent Acquisition Transaction may differ materially from the tax consequences to a Shareholder under the Offer.

After consummation of the Offer, the Offeror’s interest could differ from that of the remaining minority Shareholders.

After the consummation of the Offer, the Offeror intends to exercise its statutory right, if available, to acquire all of the Common Shares not deposited under the Offer by way of a Compulsory Acquisition or, if such statutory right of acquisition is not available or the Offeror elects not to pursue such a Compulsory Acquisition, to integrate IPL and the Offeror by Subsequent Acquisition Transaction for the purpose of enabling the Offeror or an affiliate to acquire all Common Shares not acquired under the Offer. In any of these contexts, the Offeror’s interests with respect to IPL may differ from, and conflict with, those of any remaining minority Shareholders.

The Offer is conditional upon, among other things, the receipt of consents and approvals from governments, regulatory authorities and additional third parties that could delay or prevent completion of the Offer.

Completion of the Offer is subject to satisfaction or waiver, where permitted, of a number of conditions, certain of which are outside the control of the Offeror, including: (i) Shareholders tendering a sufficient number of Common Shares (together with associated SRP Rights) to the Offer; (ii) the Offeror having determined, in its sole judgment, that there does not exist and there shall not have occurred or been publicly disclosed since the date of the Offer, a Material Adverse Effect; and (iii) each of the Regulatory Approvals having been made, given, obtained or occurred, as the case may be, on terms and conditions acceptable to the Offeror. There is no certainty, nor can the Offeror provide any assurance, that the conditions of the Offer will be satisfied on a timely basis or at all. A substantial delay in satisfying such conditions or the imposition of unfavourable terms or conditions in the Regulatory Approvals could have an adverse effect on the business, financial condition or results of operations and financial condition of IPL and the Offeror on a combined basis. See Section 4 of the Offer to Purchase, “Conditions of the Offer” for further details regarding all of the conditions of the Offer. Furthermore, see Section 15 of the Circular, “Regulatory Matters” for a summary of the principal Regulatory Approvals required in connection with the Offer.

Change of control provisions in IPL’s agreements triggered upon the acquisition of IPL may lead to adverse consequences.

IPL may be a party to agreements that contain change of control provisions that may be triggered following successful completion of the Offer, since the Offeror would then hold Common Shares representing a majority of the voting rights of IPL. The operation of these change of control provisions, if triggered, could result in unanticipated expenses and/or cash payments following the consummation of the Offer or adversely affect IPL’s results of operations and financial condition or, following the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction, the results of operations and financial condition of IPL and the Offeror on a combined basis. Unless these change of control provisions are waived by the other party to any such agreements, or if the terms of such provisions are not triggered by or following the successful completion of the Offer, the operation of any of these provisions could adversely affect the results of operations and financial condition of IPL or, following the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction, the results of operations and financial condition of IPL and the Offeror on a combined basis.

The Offeror has been unable to independently verify the accuracy and completeness of IPL’s information in the Offer to Purchase and Circular.

The Offeror has not had access to IPL’s detailed accounting records or other non-public books and records. The Offeror has not been able to independently assess or verify the information in IPL’s publicly filed documents, including its financial statements. As a result, all historical information regarding IPL contained herein, including all of IPL’s financial information and all pro forma financial information reflecting the pro forma effects of a combination of IPL and the Offeror derived in part from IPL’s financial information, has been derived, by necessity, from IPL’s public reports and securities filings. Although the Offeror has no reason to doubt the accuracy of IPL’s publicly disclosed information, any inaccuracy or material omission in IPL’s publicly available information, including the information about or relating to IPL contained in the Offer, could result in unanticipated liabilities or expenses, increase the cost of integrating the two companies, or adversely affect the operational plans of the combined company and its results of operations and financial condition.

The Offeror may not realize all of the anticipated benefits from the completion of the transaction.

The Offer has been made with the expectation that its successful completion will result in certain benefits to the Offeror. These anticipated benefits will depend in part on whether the operations of IPL can be integrated in an efficient and effective manner into the business of the Offeror and the timing and manner of completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, if any. The integration of IPL may present challenges to management of the Offeror, and the Offeror may encounter unanticipated delays, liabilities and costs. If the Offeror does not acquire at least 66 2⁄3% of the Common Shares and cannot or does not complete a Compulsory Acquisition or Subsequent Acquisition Transaction, it will not be able to fully and efficiently integrate IPL into its business. There can be no assurance that the operational or other benefits that the Offeror anticipates to realize in the acquisition of IPL will be ultimately realized, or that the integration of IPL’s business will be timely or effectively accomplished.

Additional Risk Factors Related to the Offeror

Shareholders who tender their Common Shares to the Offer may choose to receive, or may receive due to pro rating, Share Consideration pursuant to the Offer. Accordingly, such Shareholders should carefully consider the risks and uncertainties associated with the Offeror described in the documents incorporated by reference herein that each of BIP and BIPC have filed with the Securities Regulatory Authorities, including, in particular, the risk factors outlined under the heading “Risk Factors” in each of the BIP Annual Report, BIP Annual MD&A, BIP Q3 MD&A, BIPC Annual Report and BIPC Annual MD&A.

26.	Depositary and Information Agent

The Offeror has engaged Laurel Hill Advisory Group as the Depositary to receive deposits of Common Shares and accompanying Letters of Transmittal deposited under the Offer at its office in Toronto, Ontario specified in the Letter of Transmittal. In addition, the Depositary will receive deposits of Notices of Guaranteed Delivery at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving certain notices, if required by applicable Law, and for making payment for all Common Shares purchased by the Offeror under the Offer. The Depositary will also facilitate book-entry transfers of Common Shares.

The Offeror has retained Laurel Hill Advisory Group to act as Information Agent to provide information to Shareholders in connection with the Offer.

Laurel Hill Advisory Group will receive reasonable and customary compensation from the Offeror for their services in connection with the services they provide as the Depositary and the Information Agent, respectively, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities.

The Information Agent can be contacted by telephone at 1-877-452-7184 (North American Toll Free Number) or 1-416-304-0211 (outside North America) or by email at assistance@laurelhill.com.

27.	Financial Advisor, Dealer Manager and Soliciting Dealer Group

BMO Capital Markets and Barclays Capital Canada Inc. have been retained by the Offeror to act as financial advisor to the Offeror with respect to the Offer.

The Offeror may, in its sole discretion, also retain the services of one or more dealer manager(s) as it determines, to form and manage a soliciting dealer group (the “Soliciting Dealer Group”) comprised of members of the Investment Industry Regulatory Organization of Canada and members of the TSX to solicit acceptances of the Offer from persons who are resident in Canada on terms and conditions, including the payment of fees and reimbursement of expenses, as are customary in a retainer agreement for such services. Each member of the Soliciting Dealer Group is referred to herein as a “Soliciting Dealer”.

The Offeror expects that if a dealer manager is engaged and/or a Soliciting Dealer Group is formed, then the Offeror will provide notice of such event by press release and/or such other means as the Offeror may determine. Investment advisors or registered representatives employed by Soliciting Dealers, if any, may solicit their clients to deposit or tender their Common Shares to the Offer. Soliciting Dealers may pay an investment advisor or registered representative a portion of the solicitation fee, if any, for each Common Share deposited or tendered to the Offer by clients of or served by the investment advisor or registered representative.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary or if they make use of the services of a Soliciting Dealer, if any, to accept the Offer. However, an investment advisor, stock broker, bank, trust company or other intermediary through whom Shareholders own Common Shares may charge a fee to tender any such Common Shares on their behalf. Shareholders should contact the Information Agent or a broker or dealer for assistance in accepting the Offer and depositing their Common Shares with the Depositary.

Except as set out herein, the Offeror has not agreed to pay any fees or commissions to any stockbroker, dealer or other person for soliciting tenders of Common Shares under the Offer; provided that the Offeror may make other arrangements with Soliciting Dealers, dealer managers or information agents, either within or outside Canada, for customary compensation during the Offer period if it considers it appropriate to do so.

28.	Statutory Rights

Securities legislation in the provinces and territories of Canada provides security holders of IPL with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders. However, such rights must be exercised within prescribed time limits. Security holders of IPL should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

29.	Exemptive Relief

Pursuant to a decision document dated March 27, 2020 issued by the Ontario Securities Commission, BIPC was granted exemptive relief from the requirements of applicable Canadian securities laws to file a preliminary prospectus and a final prospectus and receive receipts therefor in respect of the delivery by Brookfield, as selling unitholder, of BIP Units to holders of BIPC Shares pursuant to the Rights Agreement. Pursuant to the same decision document, BIPC was also granted exemptive relief from the requirements contained in paragraph 2.2(e) of National Instrument 44-101 — Short Form Prospectus Distributions.

30.	Service of Process for BIP

BIP is formed under the laws of Bermuda. A substantial portion of BIPC’s and BIP’s assets are located outside of Canada and certain of the directors of BIPC and Brookfield Infrastructure Partners Limited, BIP’s general partner (the “General Partner”) are residents of jurisdictions outside of Canada. BIP and each such director of BIPC and the General Partner that resides outside of Canada have expressly submitted to the jurisdiction of the Ontario courts and have appointed the following agent for service of process in Ontario:

Name of Person or Company	Name and Address of Agent

Brookfield Infrastructure Partners L.P. Anne Schaumburg Daniel Muñiz Quintanilla John Fees Rajeev Vasudeva William Cox Roslyn Kelly	Torys LLP Suite 3000, 79 Wellington St. W. Box 270, TD Centre, Toronto, Ontario, Canada M5K 1N2

Shareholders are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the person or company has appointed an agent for service of process. Furthermore, it may be difficult to realize upon or enforce in Canada any judgment of a court of Canada against BIP, the directors of BIPC or the directors of the General Partner who reside outside of Canada since a substantial portion of BIP’s assets and the assets of such persons may be located outside of Canada.

BIP has been advised by counsel that there is no treaty in force between Canada and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a Canadian judgment would be capable of being the subject of enforcement proceedings in Bermuda against BIP, the directors of BIPC, the directors of the General Partner or the experts named in this Circular who reside outside of Canada depends on whether the Canadian court that entered the judgment is recognized by a Bermuda court as having jurisdiction over BIP, the directors of BIPC, the directors of the General Partner or the experts named in this Circular who reside outside of Canada, as determined by reference to Bermuda conflict of law rules. The courts of Bermuda would likely recognize as a valid, final and conclusive judgment in personam in respect of a judgment obtained in a Canadian court pursuant to which a debt or definitive sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) as long as (i) the Canadian court had proper jurisdiction over the parties subject to the judgment and had jurisdiction to give the judgment as a matter of Bermuda Law; (ii) the Canadian court did not contravene the rules of natural justice of Bermuda; (iii) the Canadian judgment was not obtained by fraud; (iv) the enforcement of the Canadian judgment would not be contrary to the public policy of Bermuda; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of Bermuda; and (vi) the Canadian judgment (being a foreign judgment) does not conflict with a prior Bermuda judgment.

In addition to and irrespective of jurisdictional issues, Bermuda courts will not enforce a provision of Canadian securities laws that is either penal in nature or contrary to public policy. It is the advice of BIP’s Bermuda counsel that an action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, is unlikely to be enforced by a Bermuda court. Specified remedies available under the laws of Canadian jurisdictions, including specified remedies under Canadian securities laws, would not likely be available under Bermuda law or enforceable in a Bermuda court, as they may be contrary to Bermuda public policy. Further, no claim may be brought in Bermuda against BIP, the directors of BIPC, the directors of the General Partner or the experts named in this Circular who reside outside of Canada in the first instance for a violation of Canadian securities laws because these laws have no extraterritorial application under Bermuda law and do not have force of law in Bermuda.

31.	Legal Matters

The Offeror is being advised in respect of matters concerning the Offer by McCarthy Tétrault LLP, in respect of Canadian legal matters, and White & Case LLP, in respect of United States legal matters.

32.	Directors’ Approval

The contents of the Offer to Purchase and Circular have been approved, and the sending of the Offer to Purchase and Circular to the Shareholders have been authorized, by the board of directors of the Offeror.

CERTIFICATE OF BISON ACQUISITION CORP.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: February 22, 2021

(signed) “Sam Pollock”	(signed) “David Krant”
Name: Sam Pollock Title: Chief Executive Officer	Name: David Krant Title: Chief Financial Officer

On behalf of the board of directors

(signed) “Brian Baker”	(signed) “Paul Hawksworth”
Name: Brian Baker Title: Director	Name: Paul Hawksworth Title: Director

APPENDIX A

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Brookfield Infrastructure Partners L.P. (“BIP” or the “partnership”), alongside institutional partners (the “IPL consortium”), announced its intention to acquire the remaining outstanding shares of Inter Pipeline Ltd. (“IPL”) not already owned by the IPL consortium (the “acquisition”), through Bison Acquisition Corp. Each IPL shareholder will have the ability to elect to receive, per IPL share, C$16.50 in cash or 0.206 of a class A exchangeable subordinate voting share (“BIPC Share”) of Brookfield Infrastructure Corporation (“BIPC”). The acquisition will be fully financed, with a maximum cash consideration of approximately C$4.9 billion and a maximum aggregate number of BIPC Shares issued of approximately 19 million. Subsequent to the acquisition, we expect that BIP will hold an approximate 40% interest in IPL (IPL consortium total of 100%).

The following unaudited pro forma consolidated financial statements are presented to illustrate the estimated effects of the acquisition. These unaudited pro forma consolidated financial statements have been prepared by applying pro forma adjustments to the historical consolidated financial statements of the partnership incorporated by reference in the Offer. The unaudited pro forma consolidated statement of financial position gives effect to the Offer as if it had occurred on September 30, 2020. The unaudited pro forma consolidated statements of operating results for the nine month period ended September 30, 2020 and the year ended December 31, 2019 give effect to the Offer as if it had occurred on January 1, 2019. All pro forma adjustments and their underlying assumptions are described in the notes to the unaudited pro forma consolidated financial statements.

These unaudited pro forma consolidated financial statements have been prepared using the partnership’s and IPL’s respective financial statements as described below. In preparing these pro forma consolidated financial statements, management of the partnership has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statements. These unaudited pro forma consolidated financial statements are not intended to be indicative of the results that would have actually occurred, had the events reflected therein occurred on the dates indicated, and do not purport to project the future financial position of the partnership. Actual amounts recorded upon consummation of the transactions contemplated by the Offer will differ from these unaudited pro forma consolidated financial statements. Readers are cautioned to not place undue reliance on these unaudited pro forma consolidated financial statements.

All amounts are in millions of U.S. dollars, except where noted.

Pro forma Statement of Operating Results

US$ MILLIONS, except where otherwise indicated				Transaction Adjustments
For the nine months ended September 30, 2020	BIP	IPL (CAD$ millions)	IPL(1)	Reclassification	Notes	Pro Forma Adjustments	Pro Forma Consolidated
	Note 1
Revenues	$6,351	$1,776	$1,313	$—		$—	$7,664
Direct operating costs	(3,487)	(408)	(302)	(370)		—	(4,159)
General and administrative expenses	(219)	(140)	(103)	—		—	(322)
Depreciation and amortization expense	(1,186)	(292)	(216)	—	3a	(50)	(1,452)
Cost of sales	—	(500)	(370)	370		—	—

	1,459	436	322	—		(50)	1,731
Interest expense	(807)	—	—	(108)	3b	(43)	(958)
Financing charges	—	(146)	(108)	108		—	—
Share of earnings from investments in associates and joint ventures	76	—	—	—		—	76
Mark-to-market on hedging items	57	—	—	—		—	57
Loss on disposal of assets	—	(21)	(15)	15		—	—
Other expenses	(218)	—	—	(15)		—	(233)

Income (loss) before income tax	567	269	199	—		(93)	673
Income tax (expense) recovery
Current	(183)	(5)	(4)	—		—	(187)
Deferred	(54)	(74)	(54)	—	3c	25	(83)

Net income (loss)	$330	$190	$141	$—		$(68)	$403

Attributable to:
Limited partners	$(41)	$—	$—	$36	3	$(19)	$(24)
General partner	137	—	—	—	3	—	137
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	(19)	—	—	15	3	(8)	(12)
Class A shares of Brookfield Infrastructure Corporation	(14)	—	—	6	3	(3)	(11)
Exchange LP Units	—	—	—	—	3	—	—
Interest of others in operating subsidiaries	267	—	—	84	3	(38)	313
Preferred unitholders	—	—	—	—		—	—
Basic and diluted (loss) earnings per unit attributable to:
Limited partners	$(0.22)	$—	$—	$0.12		$(0.06)	$(0.16)

(1)	Amounts in CAD were translated to USD using average exchange rate for the period ending September 30, 2020 of CAD$1 = US$0.7393

Pro forma Statement of Operating Results

US$ MILLIONS, except where otherwise indicated				Transaction Adjustments
For the year ended December 31, 2019	BIP	IPL (CAD$ millions)	IPL(1)	Reclassification	Notes	Pro Forma Adjustments	Pro Forma Consolidated
	Note 1
Revenues	$6,597	$2,535	$1,893	$—		$—	$8,490
Direct operating costs	(3,395)	(565)	(422)	(555)		—	(4,372)
General and administrative expenses	(279)	(174)	(130)	—		—	(409)
Depreciation and amortization expense	(1,214)	(356)	(266)	—	3a	(66)	(1,546)
Cost of sales	—	(744)	(555)	555		—	—

	1,709	696	520	—		(66)	2,163
Interest expense	(904)	—	—	(140)	3b	(57)	(1,101)
Financing charges	—	(186)	(140)	140		—	—
Share of earnings from investments in associates and joint ventures	224	—	—	—		—	224
Mark-to-market on hedging items	57	—	—	—		—	57
Gain on sale of assets	—	7	5	(5)		—	—
Other (expenses) income	(158)	—	—	5		—	(153)

Income (loss) before income tax	928	517	385	—		(123)	1,190
Income tax (expense) recovery
Current	(250)	(2)	(1)	—		—	(251)
Deferred	(28)	24	18	—	3c	33	23

Net income	$650	$539	$402	$—		$(90)	$962

Attributable to:
Limited partners	$52	$—	$—	$108	3	$(27)	$133
General partner	159	—	—	1	3	—	160
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	22	—	—	45	3	(11)	56
Class A shares of Brookfield Infrastructure Corporation	—	—	—	7	3	(2)	5
Exchange LP Units	—	—	—	—	3	—	—
Interest of others in operating subsidiaries	417	—	—	241	3	(50)	608
Preferred unitholders	—	—	—	—		—	—
Basic and diluted earnings (loss) per unit attributable to:
Limited partners	$0.06	$—	$—	$0.34		$(0.08)	$0.32

(1)	Amounts in CAD were translated to USD using average exchange rate for the year ending December 31, 2019 of CAD$1 = US$0.7465

Pro Forma Statement of Financial Position

US$ MILLIONS, except where otherwise indicated				Transaction Adjustments
As of September 30, 2020	BIP	IPL (CAD$ millions)	IPL(1)	Reclassification	Notes	Pro Forma Adjustments	Pro Forma Consolidated
				Note 1
Assets
Cash and cash equivalents	$1,012	$34	$25	$—	2	$—	$1,037
Financial assets	583	—	—	—	2	(124)	459
Accounts receivable and other	2,118	310	234	29		—	2,381
Prepaid expenses and other	—	39	29	(29)		—	—
Assets classified as held for sale	—	1,127	846	—		—	846
Inventory	225	12	9	—		—	234

Current assets	3,938	1,522	1,143	—		(124)	4,957
Property, plant and equipment	27,999	11,582	8,696	86	2b	2,603	39,384
Intangible assets	13,084	—	—	143		—	13,227
Intangible assets and goodwill	—	436	327	(327)		—	—
Right-of-use assets	—	115	86	(86)		—	—
Investments in associates and joint ventures	4,700	—	—	—		—	4,700
Investment properties	451	—	—	—		—	451
Goodwill	6,269	—	—	184		—	6,453
Financial assets (non-current)	934	—	—	—		—	934
Other assets	613	—	—	—		—	613
Deferred income tax asset	152	—	—	—		—	152

Total assets	$58,140	$13,655	$10,252	$—		$2,479	$70,871

Liabilities and Equity
Liabilities
Accounts payable and other (2)	3,342	594	446	—	2c	105	3,893
Non-recourse borrowings	1,651	—	—	1,235		—	2,886
Financial liabilities	632	—	—	—		—	632
Commercial paper	—	1,316	988	(988)		—	—
Short-term-debt and current portion of long-term debt	—	330	247	(247)		—	—
Liabilities directly associated with assets classified as held for sale	—	298	224	—		—	224

Current liabilities	5,625	2,538	1,905	—		105	7,635
Corporate borrowings	2,882	5,524	4,147	(4,147)	2a	573	3,455
Long-term lease liabilities	—	129	97	(97)		—	—
Non-recourse borrowings (non-current)	18,953	—	—	4,147	2a, d	1,012	24,112
Financial liabilities (non-current)	2,755	—	—	—		—	2,755
Other liabilities (non-current)	2,844	—	—	340		—	3,184
Provisions	—	290	218	(218)		—	—
Employee benefits	—	7	6	(6)		—	—
Deferred income tax liability	4,419	966	725	—		—	5,144
Long-term deferred revenue and other liabilities	—	25	19	(19)		—	—
Preferred shares	20	—	—	—		—	20

Total liabilities	37,498	9,479	7,117	—		1,690	46,305

US$ MILLIONS, except where otherwise indicated				Transaction Adjustments
As of September 30, 2020	BIP	IPL (CAD$ millions)	IPL(1)	Reclassification	Notes	Pro Forma Adjustments	Pro Forma Consolidated
				Note 1
Partnership capital
Limited partners	3,695	—	—	—	2c	(26)	3,669
General partner	17	—	—	—		—	17
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	1,466	—	—	—	2c	(11)	1,455
Class A shares of Brookfield Infrastructure Corporation	556	—	—	—	2a, c	1,193	1,749
Exchange LP Units	10	—	—	—		—	10
Interest of others in operating subsidiaries	13,768	—	—	—	2c	2,768	16,536
Preferred unitholders	1,130	—	—	—		—	1,130
Equity
Shareholder’s equity	—	4,096	3,075	—		(3,075)	—
Total reserves	—	80	60	—		(60)	—

Total partnership capital	20,642	4,176	3,135	—		789	24,566

Total liabilities and partnership capital	$58,140	$13,655	$10,252	$—		$2,479	$70,871

(1)	Amounts in CAD were translated to USD using spot exchange rate as at September 30, 2020 of CAD$1 = US$0.7508
(2)	IPL balances are comprised of Accounts payable, Dividends payable, Lease liabilities, Deferred revenue, and Current income tax payable as of September 30, 2020.

Notes to the Pro Forma Consolidated Financial Statements

(Unaudited)

1. Description of the Transaction

Brookfield Infrastructure Partners L.P. (our “partnership” and, together with its subsidiaries and operating entities, “Brookfield Infrastructure”) owns and operates utilities, transport, midstream and data businesses in North and South America, Europe and the Asia Pacific region. Brookfield Infrastructure Corporation (“BIPC”) and its subsidiaries own and operate regulated utilities investments in Brazil and the U.K. BIPC is a subsidiary of our partnership.

The partnership, alongside institutional partners (the “IPL consortium”), announced its intention to acquire the remaining outstanding shares of Inter Pipeline Ltd. (“IPL”) not already owned by the IPL consortium (the “acquisition”), through Bison Acquisition Corp. Each IPL shareholder will have the ability to elect to receive, per IPL share, C$16.50 in cash or 0.206 of a class A exchangeable subordinate voting share of BIPC (“BIPC Share”). The acquisition will be fully financed, with a maximum cash consideration of approximately C$4.9 billion and a maximum aggregate number of BIPC Shares issued of approximately 19 million. Subsequent to the acquisition, we expect that BIP will hold an approximate 40% interest in IPL (IPL consortium total of 100%).

These pro forma consolidated financial statements have been prepared by the partnership for inclusion in the Offer to Purchase and Take-Over Bid Circular of IPL dated February 22, 2021 (the “Offer and Circular”) to reflect the impact of the acquisition. Management of IPL has not participated in the preparation of these pro forma consolidated financial statements. The pro forma consolidated financial statements have been prepared from and should be read in conjunction with:

•	the audited annual financial statements of the partnership, together with the notes thereto, as of and for the year ended December 31, 2019;

•	the unaudited interim financial statements of the partnership, together with the notes thereto, as of and for the nine months ended September 30, 2020;

•	the audited annual financial statements of IPL, together with the notes thereto, as of and for the year ended December 31, 2019; and

•	the unaudited interim financial statements of IPL, together with the notes thereto, as of and for the nine months ended September 30, 2020.

None of IPL’s public reports or securities filings have been incorporated by reference into the Offer and Circular or incorporated by reference into these pro forma financial statements and the partnership has not requested a consent to use the audit report in respect of IPL’s annual financial statements as at and for the year ended December 31, 2019. As of the date of these pro forma consolidated financial statements, the partnership has not had access to the non-public books and records of IPL and the partnership is not in a position to independently assess or verify certain of the information in IPL’s publicly filed documents, including its financial statements. IPL has not reviewed these pro forma consolidated financial statements and has not confirmed the accuracy and completeness of the information in respect of IPL contained herein. As a result, all pro forma financial information regarding IPL included herein has been derived, by necessity, from IPL’s public reports and securities filings as of September 30, 2020. While the partnership has no reason to believe that such publicly filed information is inaccurate or incomplete, the partnership does not assume any responsibility for the accuracy or completeness of any such information.

In preparing these pro forma consolidated financial statements, management of the partnership has made certain assumptions that affect the amounts reported in these pro forma consolidated financial statements. Such pro forma consolidated financial statements are not intended to be indicative of the results that would have actually occurred, had the events reflected therein occurred on the dates indicated, and do not purport to project

Notes to the Pro Forma Consolidated Financial Statements

(Unaudited)

the future financial position of the partnership. Actual amounts recorded upon consummation of the transactions contemplated by the Offer and Circular will differ from such pro forma consolidated financial statements. Shareholders are cautioned to not place undue reliance on such pro forma consolidated financial statements. Certain reclassifications were made in respect of IPL’s financial statement presentation to conform to the partnership’s financial statement presentation.

2. Pro Forma Adjustments to the Consolidated Statement of Financial Position

The proposed acquisition of IPL has been accounted for as a business combination, whereby the assets acquired and the liabilities assumed are recorded at the estimated fair value on the Offer date of February 22, 2021. The fair values of identifiable assets and liabilities acquired were estimated based on information available in the public domain at the time of preparation of these pro forma financial statements. Actual amounts recognized by the partnership on the effective date of the proposed transaction, if consummated, may differ materially from these estimates.

The following table provides the preliminary purchase price equation:

(In US$ millions, unless otherwise noted)(1)
Estimated number of BIPC Shares to be issued (millions of shares)	19.04
Price of BIPC Shares ($ per share)(2)	$62.91

Total estimated share consideration	1,198
Total estimated cash consideration(1)	932
Pre-existing interest in IPL(3)	124
Consideration provided by non-controlling interests(4)	3,368

Total estimated consideration	$5,622

Current assets	297
Property, plant, and equipment	11,385
Intangibles and goodwill	327
Net assets held for sale	623
Current liabilities	(446)
Borrowings	(5,499)
Deferred tax liabilities	(725)
Other long-term liabilities	(340)

Net assets acquired	$5,622

(1)

Total consideration is calculated based upon the assumptions that there are 432.7 million outstanding IPL shares, on a fully-diluted basis. Shareholders of IPL will have the ability to elect to receive, per IPL share, C$16.50 in cash or 0.206 of a BIPC Share. The pro forma consolidated financial statements are prepared assuming that total consideration attributed to the partnership of $2.3 billion will be comprised of $1.2 billion of BIPC Shares, cash consideration, and our pre-existing interest. Total consortium consideration of $5.6 billion will be comprised of consideration from the partnership as noted above, IPL consortium’s pre-existing interest, and cash consideration from institutional partners (presented as non-controlling interests) that will be paid to the shareholders of IPL.

(2)	For the purposes of the pro forma consolidated financial statements, a BIPC Share price of $62.91 has been ascribed based on the closing price of the BIPC Shares on February 10, 2021.
(3)

As at September 30, 2020, the IPL consortium held an aggregate economic interest in approximately 81 million shares of IPL, representing approximately 19% of the issued and outstanding shares of IPL on an

Notes to the Pro Forma Consolidated Financial Statements

(Unaudited)

undiluted basis (BIP’s share – ~6% interest). This position is comprised of shares of IPL and cash-settled total return swaps. BIP’s share of the interest was accounted for as a financial asset and had a fair market value of $124 million as at September 30, 2020, net of associated non-recourse borrowings.

(4)

Represents the consideration paid for the interest acquired by the IPL consortium excluding the partnership, measured at fair value. This amount includes the pre-existing interest held by the IPL consortium other than interest held by the partnership.

a)

Borrowings, non-controlling interests attributable to BIPC Shares, and partnership capital attributable to holders of LP, RPU, GP and Exchange LP units and BIPC Shares were adjusted to reflect the post transaction allocation of the purchase price consideration and share consideration.

b)

Assets acquired and liabilities assumed were remeasured to fair value. Differences between the fair value of consideration paid and the carrying values of assets acquired and liabilities assumed have been reflected as adjustments to the respective balances where public fair value information is available (refer to note d) below). The remaining difference was allocated to property, plant and equipment as the majority of the value of the business is derived from property, plant and equipment. Readers are cautioned that changes to the assumptions used could have a material impact on the fair values.

c)	Accounts payable and other include $105 million of estimated transaction costs. The amount is to be incurred by the partnership and has been included in partnership capital.

d)

Non-recourse borrowings was adjusted to account for the difference between the fair value and the carrying value of IPL’s fixed rate debt as disclosed in note 14 of IPL’s third quarter interim financial statements. In estimating the impact on interest expense, an average interest rate of ~5.5% was applied, estimated using IPL’s interest expense for the nine-month period ending September 30, 2020 divided by average debt.

3. Pro Forma Adjustments to the Consolidated Statements of Operating Results

The Pro Forma Consolidated Statements of Operating Results for the year ended December 31, 2019 and nine months ended September 30, 2020 have been adjusted to give effect to the consummation of the transactions contemplated by the Offer and Circular as if the acquisition of all of the issued and outstanding common shares and associated rights of IPL had occurred on January 1, 2019.

a)	Depreciation and amortization expense has been adjusted to reflect the incremental pro forma fair value of property, plant and equipment.

b)	Interest expenses have been adjusted to reflect incremental borrowings at the partnership level to fund the cash component of the transaction.

c)

Deferred income taxes have been adjusted at a tax rate of 27%, to approximate the tax impacts of the adjustments noted above. The rate is based on the effective tax rate of IPL as disclosed in Note 12 of IPL’s financial statements for the year ended December 31, 2019 and therefore would be applicable to the incremental pro forma adjustment related to depreciation and interest expense.

d)

Brookfield and its subsidiaries provide management services to the partnership pursuant to our Master Services Agreement. Pursuant to our Master Services Agreement, on a quarterly basis, the partnership pays a base management fee to the Service Provider equal to 0.3125% (1.25% annually) of the market value of our partnership. For purposes of calculating the base management fee, the market value of our partnership is equal to the aggregate value of all the outstanding units, preferred units and securities of the other service recipients, which includes BIPC, plus all outstanding third party debt with recourse to a service recipient, less all cash held by such entities. Based on $1.2 billion BIPC Shares expected to be issued in association with the acquisition, base management fee is expected to increase by $15 million annually.

Questions or requests for assistance may be directed to the Information Agent and Depositary:

Laurel Hill Advisory Group

70 University Avenue, Suite 1440

Toronto, ON M5J 2M4

FOR INQUIRIES

North American Toll Free Phone:

1-877-452-7184

Outside of North America:

1-416-304-0211

E-mail:

assistance@laurelhill.com

FOR DEPOSITING SHARES

By Email: ipl-offer@laurelhill.com

By Facsimile:

1-416-646-2415

By Mail:

PO Box 370 STN Adelaide Toronto, Ontario M5C 2J5 Canada

By Registered Mail or Courier:

70 University Avenue, Suite 1440 Toronto, Ontario M5J 2M4 Canada

To keep current with further developments and information about the Offer, visit www.ipl-offer.com.